083-00005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
AUD500,000,000 Medium Term Notes due 28 July 2020
under its
Debt Issuance Programme

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: July 28, 2010

The following information regarding an issue of AUD500,000,000 aggregate principal amount of Notes due July 28, 2020 (the "Notes") by International Finance Corporation (the "Corporation") under its AUD and NZD Debt Issuance Programme is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the the Information Memorandum dated August 7, 2007 (the "Information Memorandum"), the Note Deed Poll dated August 7, 2007 (as amended and/or supplemented from time to time) (the "Deed Poll") and the Confirmation Deed Poll dated October 10, 2008 (the "Confirmation Deed Poll"), the Dealer Agreement dated August 7, 2007 (the "Dealer Agreement"), the Registry Services Agreement dated August 7, 2007 (the "Registry Services Agreement"), the Pricing Supplement dated July 26, 2010 (the "Pricing Supplement") and the Subscription Agreement dated July 26, 2010 (the "Subscription Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Pricing Supplement.

(a) Title and Date. AUD500,000,000 Medium Term Notes due 28 July 2020.

The Notes issued by the Corporation will be in registered form. They will be debt obligations of the Corporation which are constituted by, and owing under, the Note Deed Poll and the Confirmation Deed Poll. Notes will take the form of entries in a register maintained by the Reserve Bank of Australia (the "Registrar"). See Information Memorandum and Registry Services Agreement.

(b) Interest Rate/Interest Payment Date. 5.75% per annum payable semi-annually in arrears on January 28 and July 28, commencing with a full first coupon payable on January 28, 2011 to and including the Maturity Date. See, Pricing Supplement, Item 13.

(c) Maturity Date. July 28, 2010.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Information Memorandum, Conditions of the Notes, Condition 10.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari

passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Information Memorandum, Conditions of the Notes, Condition 4.

(g) Other Material Provisions. The Notes have been admitted for trading on the ASX.

(h) Fiscal/Paying Agent. The Registrar will also act as paying agent. The Reserve Bank of Australia, 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Information Memorandum, Dealer Agreement and the Subscription Agreement.

The Dealers, party to the Subscription Agreement, have agreed to purchase the Notes at an aggregate purchase price of 99.251 per cent. of the aggregate principal amount of the Notes. See the Pricing Supplement and Subscription Agreement.

(b) Stabilization Provisions. Not Applicable

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Dealer Agreement and Subscription Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Resolution No. IFC 2009-0033 adopted June 28, 2010 by the Board of Directors of the Corporation;[1]

B. Information Memorandum dated August 7, 2007;

C. Note Deed Poll dated August 7, 2007;

D. Dealer Agreement dated August 7, 2007;

E. Registry Services Agreement dated August 7, 2007;

F. Confirmation Deed Poll dated October 10, 2008;

G. Pricing Supplement (July 26, 2010); and

H. Subscription Agreement (July 26, 2010).

---

1 Filed on July 15, 2010.

ANNEX B

Information Memorandum

INTERNATIONAL FINANCE CORPORATION

Debt Issuance Programme

Under the Debt Issuance Programme described in this Information Memorandum ("**Programme**"), International Finance Corporation ("**IFC**" or "**Issuer**"), subject to compliance with all relevant laws, regulations and directives, may from time to time issue debt securities ("**Notes**") in the Australian and New Zealand domestic capital markets.

The Notes are not required to be registered under the United States Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). The Notes have not been approved or disapproved by the Commission or any State Securities Commission, nor has the Commission or any State Securities Commission passed upon the accuracy or adequacy of this Information Memorandum. Any representation to the contrary is a criminal offence in the United States. For a description of certain restrictions on offers and sales of Notes and on distribution of this Information Memorandum, see "Subscription and Sale".

The Notes do not represent deposits or other liabilities of the Arranger or any Dealer, nor does the Arranger or any Dealer in any way stand behind the capital value and/or the performance of the Notes. The holding of Notes is subject to investment risk, including possible delays in repayment and loss of income and principal invested.

Arranger

Commonwealth Bank of Australia
(ABN 48 123 123 124)

7 August 2007

Contents

Important Notice	**1**
Summary of the Programme	**5**
The Issuer	**11**
Conditions of the Notes	**12**
Form of Pricing Supplement	**38**
Subscription and Sale	**42**
Taxation	**47**
Directory	**49**

Important Notice

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia and nor is the Issuer a registered bank in New Zealand pursuant to the Reserve Bank of New Zealand Act 1989. The Notes are not the obligations of The International Bank for Reconstruction and Development or of any government and, in particular, are not guaranteed by the Commonwealth of Australia or any other person or governmental agency or instrumentality of any jurisdiction.

Introduction

This Information Memorandum relates to a debt issuance programme established by the International Finance Corporation ("**IFC**" or "**Issuer**") under which short or medium term notes and other debt instruments ("**Notes**") may, from time to time, be issued. Subject to applicable laws, regulations and directives, the Issuer may issue Notes in Australia ("**Australian Domestic Notes**") and Notes in any country outside Australia, including in New Zealand ("**New Zealand Domestic Notes**"). This Information Memorandum summarises information regarding the issue of Notes in registered form in the wholesale debt capital markets in Australia and New Zealand. Potential investors in other debt instruments which may be issued by the Issuer under the Programme should refer to any disclosure or offering document relevant to the issue of those debt instruments.

Each issue of Notes will be made pursuant to such documentation as the Issuer may determine. The Issuer may publish additional disclosure or offering documentation which describe the issue of Notes (or particular classes of Notes or other debt instruments) not described in this Information Memorandum.

Notes will be issued in one or more Tranches (each a "**Tranche**") within one or more series (each a "**Series**"). Tranches of Notes within a particular Series may have various issue dates, issue prices and interest commencement dates and, in respect of the first interest payment (if any), different interest payment amounts but will otherwise be issued on identical terms and conditions.

A pricing or other supplement ("**Pricing Supplement**") will be issued for each Tranche of Notes issued under a particular Series and will contain details of the aggregate principal amount of the Tranche of Notes and the interest (if any) payable in respect thereof, the issue price, the issue date and the maturity date of the Tranche of Notes, together with any other terms and conditions and other information with respect to that Tranche which is not otherwise contained in this Information Memorandum or such other Information Memorandum issued in relation to such Notes. A Pricing Supplement may amend or supplement any statement or information set out in this Information Memorandum.

The applicable terms and conditions of the Notes ("**Conditions**") will be as set out in this Information Memorandum as may be supplemented, amended, modified or replaced by the applicable Pricing Supplement for those Notes. The terms and conditions applicable to other debt instruments will be as set out in any applicable additional disclosure or offering documentation or Pricing Supplement.

Notes may be listed or unlisted and application may be made to list Notes of a particular Series on the Australian Stock Exchange operated by ASX Limited (ABN 98 008 624 691) ("**ASX**"), the New Zealand Exchange Limited ("**NZX**") or any other stock exchange. The applicable Pricing Supplement in respect of the issue of any Notes will specify whether or not such Notes will be listed on the ASX, the NZX or any other stock exchange.

Except as may otherwise be specified in the applicable Pricing Supplement, each Series of Notes will be issued in registered form pursuant to a deed poll executed by the Issuer including, as applicable, the Note Deed Poll dated 7 August 2007 ("**Note Deed Poll**").

The Notes may be lodged in the Austraclear System (as defined below), Euroclear Bank S.A/N.A. as operator of the Euroclear System ("**Euroclear**"), Clearstream Banking, société anonyme ("**Clearstream**"), the New Zealand securities clearing and settlement system operated by the Reserve Bank of New Zealand ("**Austraclear New Zealand System**") (in the case of New Zealand Domestic Notes) and/or any other clearing system specified in the relevant Pricing Supplement (each a "**Clearing System**").

Issuer's responsibility

This Information Memorandum has been prepared by and issued with the authority of the Issuer. The Issuer accepts responsibility for the information contained in this Information Memorandum.

No independent verification or authorisation

The only role of the Arranger, Dealers and Agents (each as defined in the "Summary of the Programme" below) in the preparation of this Information Memorandum has been to confirm to the Issuer that their respective name and address details under "Summary of the Programme" and "Directory" are accurate as at the Preparation Date (as defined below).

The Arranger, Dealers or Agents have not independently verified the other information contained in this Information Memorandum. Accordingly, no representation, warranty or undertaking, express or implied, is made, and no responsibility is accepted, by them as to the accuracy or completeness of the information contained or incorporated by reference into this Information Memorandum or any other information provided by the Issuer in connection with the Programme. No Dealer accepts any liability in relation to the information contained or incorporated by reference into this Information Memorandum or any other information provided by the Issuer in connection with the Programme.

No person is or has been authorised by the Issuer to give any information or make any representation not contained in, or consistent with, this Information Memorandum or any other information in connection with the Issuer, the Programme or the Notes and, if given or made, such information or representation must not be relied on as having been authorised by the Issuer or any of the Arrangers, Dealers or Agents.

Independent advice

This Information Memorandum contains only summary information concerning the Notes. It is not a prospectus or other disclosure document for the purposes of the Corporations Act 2001 of Australia ("**Corporations Act**") or the Securities Act 1978 (New Zealand) and is not intended to provide the basis of any credit or other evaluation in respect of the Issuer or the Notes and should not be considered as a recommendation or a statement of opinion (or a report of either of these things) by the Issuer, the Arranger, the Dealers or the Agents that any recipient of this Information Memorandum or any other financial statements should purchase any Notes or any rights in respect of any Notes. Each investor contemplating purchasing any Notes or any rights in respect of any Notes under the Programme should make (and shall be taken to have made) its own independent investigation of the financial condition and affairs of, and its own appraisal of the creditworthiness of, the Issuer.

No advice is given in respect of the taxation treatment of investors in connection with investment in any Notes and each investor is advised to consult its own professional adviser concerning the consequences of owning or acquiring rights in the Notes in their particular circumstances under the tax laws of Australia or New Zealand, the United States Internal Revenue Code or the laws of any other taxing jurisdiction.

No offer

This Information Memorandum or any other information supplied in connection with the Programme or the issue of any Notes does not, and is not intended to, constitute an offer or invitation by or on behalf of the Issuer, the Arrangers, the Dealers or any Agent to any person to subscribe for, purchase or otherwise deal in any Notes.

Currency of information

The information contained in this Information Memorandum is prepared as of its Preparation Date. Neither the delivery of this Information Memorandum nor any offer, issue or sale made in connection with this Information Memorandum at any time implies that the information contained in it is correct at any time subsequent to the Preparation Date or that any other information supplied in connection with the Programme is correct as of any time subsequent to the Preparation Date. In particular, the Issuer is not under any obligation to the holders of any Notes to update this Information Memorandum at any time after an issue of Notes.

In this Information Memorandum, "**Preparation Date**" means:

- in relation to this Information Memorandum, the date indicated on its face or, if the Information Memorandum has been amended or supplemented, the date indicated on the face of that amendment or supplement;
- in relation to any reports and financial statements incorporated by reference in this Information Memorandum, the date up to, or as at, the date on which the reports and statements relate; and
- in relation to any other item of information which is incorporated by reference in this Information Memorandum, the date indicated in that information as being its date of release.

The Arranger, the Dealers and the Agents expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme. Investors should review, amongst other things, the documents which are deemed to be incorporated in this Information Memorandum by reference when deciding whether or not to purchase any Notes. In addition, the Issuer makes filings with the relevant market or regulatory authorities where its securities may be offered or listed from time to time, and such filings may include information material to investors. Copies of such filings are available from the Issuer on request.

No person has been authorised to give any information or make any representation not contained in, or consistent with, this Information Memorandum in connection with the Issuer, the Programme or the issue or sale of the Notes and, if given or made, that information or representation must not be relied on as having been authorised by the Issuer, Arranger, Dealers or Agents.

Agency and dealer fees

The Issuer has agreed to pay the Agents' fees for undertaking their respective roles and reimburse them for certain of their expenses incurred in connection with the Programme. The Issuer may also pay a Dealer a fee in respect of the Notes subscribed by it and has agreed to reimburse the Dealers for certain expenses incurred in connection with the Programme and indemnify the Dealers against certain liabilities in connection with the offer and sale of the Notes.

Each Dealer, its subsidiaries, directors and employees may have pecuniary or other interests in the Notes and may also have interests pursuant to other arrangements and may receive fees, brokerage and commissions and may act as a principal in dealing in any Notes.

Distribution arrangements

This Information Memorandum does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Information Memorandum and any relevant Pricing Supplement and the subscription, offer, sale or transfer of Notes may be restricted by law in certain jurisdictions. None of the Issuer, the Arranger, Dealers or Agents represents that this Information Memorandum may be lawfully distributed, or that any Notes may be lawfully subscribed for, offered, sold or transferred in compliance with any applicable law in any such jurisdiction, or under an exemption available in that jurisdiction, or assumes any responsibility for facilitating any distribution or offering. No action has been taken, or will be taken, by the Issuer, the Arranger, Dealers or Agents in any jurisdiction which would permit a public offering of any Notes or distribution of this Information Memorandum in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Information Memorandum or any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Information Memorandum or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Information Memorandum and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Information Memorandum and the offer or sale of Notes in Australia, United Kingdom, United States of America, European Economic Area, Hong Kong, Singapore, Japan and New Zealand as more fully set out in this Information Memorandum.

References to credit ratings

There are references in this Information Memorandum to credit ratings. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating agency. Each rating should be evaluated independently of any other rating.

Currencies

All references in this Information Memorandum to "A$" or "Australian dollars" are to the lawful currency of Australia, all references to "US$" or "US dollars" are to the lawful currency of the United States of America and all references to "NZ$" or "New Zealand dollars" are to the lawful currency of New Zealand.

Documents incorporated by reference

This Information Memorandum is to be read in conjunction with all documents which are deemed to be incorporated into it by reference. This Information Memorandum shall, unless otherwise expressly stated, be read and construed on the basis that such documents are so incorporated and form part of this Information Memorandum. References to "Information Memorandum" are to this Information Memorandum together with any other document incorporated by reference collectively and to any of them individually.

The following documents are incorporated in, and taken to form part of, this Information Memorandum:

- all amendments and supplements to this Information Memorandum published by the Issuer from time to time;
- the Information Statement dated 31 October 2006, which contains the Issuer's audited financial statements as of and for the years ended 30 June 2006 and 30 June 2005;
- any quarterly or annual financial statements filed with the U.S. Securities and Exchange Commission subsequent to the date of the Information Statement; and
- all documents published by the Issuer and stated to be incorporated in this Information Memorandum by reference including any relevant Pricing Supplement.

Any statement contained in this Information Memorandum or in any of the documents incorporated by reference in, and forming part of this Information Memorandum, shall be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in any document subsequently incorporated by reference modifies or supersedes such statement.

Copies of documents incorporated by reference may be obtained from the Issuer.

Stabilisation

In connection with any issue of Notes outside Australia or New Zealand, the Dealer (if any) designated as stabilising manager in any relevant Pricing Supplement may over-allot or effect transactions outside Australia or New Zealand (as the case may be) and on a market operated outside Australia or New Zealand which stabilise or maintain the market price of the Notes of the relevant Series at a level which might not otherwise prevail for a limited period after the issue date and only if such transactions occur outside Australia or New Zealand and have no relevant jurisdictional connection to Australia or New Zealand. Such stabilising shall be in compliance with all relevant laws and regulations.

Summary of the Programme

The following is a summary only and should be read with the rest of this Information Memorandum and, in relation to any Notes, the Conditions of the Notes and any applicable Pricing Supplement.

Issuer:	International Finance Corporation.
Description:	A non-underwritten debt issuance programme ("**Programme**") under which, subject to applicable laws and directives, the Issuer may issue Notes in the Australian and New Zealand domestic capital markets. The features of the Notes are described in greater detail elsewhere in this Information Memorandum. The features of any other debt instruments will be described in a disclosure document relevant to the issue of those debt instruments prior to their issuance.
Arranger:	Commonwealth Bank of Australia (ABN 48 123 123 124). Dealers: Dealers may be appointed from time to time by the Issuer in accordance with the Dealer Agreement for any Tranche of Notes. The Issuer may also issue Notes directly to purchasers or investors (as applicable) procured by it.
Registrar:	For: (a) Australian Domestic Notes, The Reserve Bank of Australia (ABN 50 008 559 486) ("**Australian Registrar**"); (b) New Zealand Domestic Notes, Computershare Investor Services Limited ("**New Zealand Registrar**"); and (c) any other party appointed by the Issuer under an Agency Agreement (as defined in the Conditions) to establish and maintain a Register on the Issuer's behalf from time to time and expressed to be the registrar in respect of any Series or Tranche of Notes. A Registrar may also provide issue and paying agency services with respect to each Series or Tranche of Notes initially lodged and held through or predominantly through a Clearing System (as defined below).
Calculation Agents:	If a Calculation Agent is required for the purpose of calculating any amount or making any determination in respect of a Series or Tranche of Notes, that appointment will be notified in the relevant Pricing Supplement. The Issuer may terminate the appointment of the Calculation Agent, appoint additional or other Calculation Agents or elect to have no Calculation Agent. Where no Calculation Agent is appointed the calculation of interest, principal and other payments in respect of Notes will be made by the Issuer.
Agent:	Each Registrar, Calculation Agent and any other person appointed by the Issuer to perform other agency functions with respect to a Series or Tranche of Notes. Details of each appointment will be notified in the relevant Pricing Supplement.

Programme Term:	The Programme continues until terminated by the Issuer giving 30 days notice to the Arranger or earlier by agreement between the Issuer and the Arranger.
Rating:	Notes to be issued under the Programme are expected to be assigned a rating of AAA by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc and a rating of Aaa by Moody's Investors Service Limited. Structured Notes may have a different credit rating than the other Notes. Where an individual Tranche or Series of Notes is rated, the rating may not necessarily be the same as the ratings specified above. A rating is not a recommendation to buy, sell or hold Notes and is subject to variation, suspension or withdrawal at any time by the assigning organisation.
Form of Notes:	Notes issued by the Issuer will be in registered form. They will be debt obligations of the Issuer which are constituted by, and owing under, a Note Deed Poll dated 7 August 2007 (as amended and/or supplemented from time to time) ("**Note Deed Poll**"). Notes will take the form of entries in a register maintained by the Registrar. The terms and conditions of the Notes ("**Conditions**") are contained in this Information Memorandum, as modified and supplemented by a Pricing Supplement for the relevant Tranche. Notes may bear interest at a fixed or floating rate, be issued at a discount or premium to the face value or otherwise bear interest which is calculated by a formula or an index as specified in the relevant Pricing Supplement. The Notes of any Series may be described as "Fixed Rate Notes", "Floating Rate Notes", "Zero Coupon Notes", "Structured Notes" or by any other marketing name specified in the relevant Pricing Supplement.
Method of Issue:	The Notes may be issued on a syndicated or non-syndicated basis.
Interest Periods and Interest Rates:	The length of the interest periods and the applicable rate of interest or its method of calculation may differ from time to time or be constant for any Series as specified in the relevant Pricing Supplement. Notes may have a maximum rate of interest, a minimum rate of interest or both.
Status and ranking:	The Notes will constitute unsubordinated and unsecured obligations of the Issuer, as described in Condition 4. The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia, nor is the Issuer a registered bank in New Zealand pursuant to the Reserve Bank of New Zealand Act 1989. The Notes are not the obligations of The International Bank for Reconstruction and Development or of any government and, in particular, are not guaranteed by the Commonwealth of Australia or any other person or governmental agency or instrumentality of any jurisdiction.
Tenor:	Notes must have a tenor of more than 365 days. There is no maximum tenor for Notes.
Currencies:	Subject to any applicable legal or regulatory requirements, Notes may be denominated in any currency or currencies, including, without limitation, Australian dollars, New Zealand dollars or any other freely transferable and

	freely convertible currency as may be agreed between the Issuer and the relevant Dealer.
	Payments in respect of Notes may be made in, or limited to, a currency or currencies other than the currency in which the Notes are denominated, all as set out in the relevant Pricing Supplement.
Issue Price:	Notes may be issued at any price on a fully or partly paid basis, as specified in any relevant Pricing Supplement.
Settlement Price:	As specified in any relevant Pricing Supplement, or as otherwise agreed between the parties.
Issuance in Series:	Notes will be issued in Series. Each Series may comprise one or more Tranches issued on different issue dates. The Notes of each Series will all be subject to identical terms, except that the issue date and (unless the Notes are approved for trading in the Austraclear System) interest commencement date may be different in respect of different Tranches of a Series. The Notes of each Series are intended to be fungible with other Notes of that Series.
	However, in certain circumstances, Notes of a particular Tranche may not be, nor will they become, fungible with Notes of any other Tranche or Tranches forming part of the same Series until a specified time following their issue, as described in the relevant Pricing Supplement.
Denominations:	Notes will be issued in the single denomination of A$10,000 (in the case of Australian Domestic Notes), NZ$10,000 (in the case of New Zealand Domestic Notes) or such other notional face value of a Note as specified in the applicable Pricing Supplement, provided that:

(a) in relation to Australian Domestic Notes offered in Australia:

(i) the aggregate consideration payable in respect of an issue or transfer is at least A$500,000 (or its equivalent in another currency, disregarding money lent by the offeror or its associates); and

(ii) the issue results from an offer or invitation for those Notes which does not require disclosure to investors under Part 6D.2 of the Corporations Act; or

(b) in relation to New Zealand Domestic Notes offered in New Zealand:

(i) the aggregate consideration payable in respect of an issue or transfer is not less than NZ$500,000 (disregarding any amount lent by the offeror, the Issuer or any associated person of the offeror or Issuer); or

(ii) the notes are issued or transferred to persons whose principal business is the investment of money, or who, in the ordinary course of or for the purposes of their business, habitually invest money within the meaning of the Securities Act 1978 of New Zealand; and

(c) the issue complies with all other applicable laws.

Title:	Entry of the name of the person in the Register in respect of a Note constitutes the obtaining and passing of title and it is conclusive evidence that the person so entered is the absolute owner of the Notes subject to correction for fraud or error. Title to those Notes passes when details of the transfer are entered in the Register. Notes held in the Austraclear System (as defined below) will be registered in the name of Austraclear Limited (ABN 94 002 060 773) ("**Austraclear**"). Title to Notes held in a Clearing System (as defined below) will be determined in accordance with the rules and regulations of that Clearing System. No certificates or other evidence of title will be issued to holders of Notes unless the Issuer determines that certificates should be available or are required by any applicable law or regulation.
Clearing System:	Notes may be transacted either within or outside any Clearing System. The Issuer may apply to Austraclear for approval for the Notes to be traded on the settlement system operated by Austraclear ("**Austraclear System**"). Such approval of the Notes by Austraclear is not a recommendation or endorsement by Austraclear of the Notes. Notes may also be traded on the settlement system operated by Euroclear Bank S.A./N.A. ("**Euroclear**"), the settlement system operated by Clearstream Banking, société anonyme ("**Clearstream**"), the New Zealand securities clearing and settlement system operated by the Reserve Bank of New Zealand ("**Austraclear New Zealand System**") (in the case of New Zealand Domestic Notes) or any other clearing system outside Australia specified in the relevant Pricing Supplement (together with the Austraclear System, Euroclear, Clearstream and the Austraclear New Zealand System, each a "**Clearing System**").
Negative pledge:	None.
Cross default:	See Condition 15.
Governing law:	The Notes and all related documents will be governed by the laws in force in New South Wales, except that any registry services and/or issuing and paying agency agreement entered into with a registrar or other agent outside Australia, may be governed by the law of another jurisdiction. In particular, any Registry and Paying Agency Agreement entered into with the New Zealand Registrar will be governed by the laws of New Zealand.
Use of proceeds:	The net proceeds from any issue of Notes will be used for the general operations of the Issuer in accordance with the Articles of Agreement of the Issuer ("**Articles**").
Transfer procedure:	Notes may only be transferred in whole. Notes may only be transferred between persons in a jurisdiction or jurisdictions other than Australia if the transfer is in compliance with the laws of the jurisdiction in which the transfer takes place. Notes not held in a Clearing System may only be transferred by completing and delivering to the Registrar a signed transfer form in compliance with all applicable laws. Interests in respect of Notes held in a Clearing System are transferable only in accordance with the rules and regulations of the relevant Clearing System.

Redemption:	Notes may be redeemed before their stated maturity as described in the Conditions. Notes held in a Clearing System will be redeemed through that Clearing System in a manner consistent with the rules and regulations of that Clearing System.
Payments and Record Date:	Payments will be made to the persons whose names are entered in the Register as at 5.00pm (local time) in the place of payment on the relevant Record Date. The Record Date is, in relation to: (a) Australian Domestic Notes, the 8th calendar day before a payment date; or (b) New Zealand Domestic Notes, the 10th calendar day before a payment date. Payments to persons who hold interests or rights in respect of any Notes held in a Clearing System will be made by transfer to their relevant account in accordance with the rules and regulations of the relevant Clearing System. If Notes are not held in a Clearing System, payments will be made to the account of the registered holder noted in the Register. If no account is notified, then payments will be made by cheque mailed on the Business Day immediately before the payment date to the registered holder at its address appearing in the Register at the close of business on the Record Date.
Taxation:	The Notes and interest thereon are not exempt from taxation generally. Under the Articles, the Issuer is not under any obligation to withhold or pay any tax imposed by any member country in respect of the Notes. Accordingly, payments in respect of principal, premium (if any) and interest due on the Notes will be paid to the relevant Agent without deduction in respect of any such tax. However, tax withholding requirements may apply to payments made by financial intermediaries acting in any capacity other than as the Issuer's Agent or paying agent. Under the Articles, payments in respect of principal, premium (if any), and interest due on the Notes are not subject to any tax by a member country (i) which tax discriminates against the Notes solely because they are issued by the Issuer or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Issuer. Investors should obtain their own taxation advice regarding the taxation status of investing in Notes.
Stamp duty:	Any stamp duty incurred on a transfer of Notes will be for the account of the relevant investors. However, as at the date of this Information Memorandum, no Australian or New Zealand stamp duty is payable on the issue, transfer or redemption of the Notes. Investors are advised to seek independent advice regarding any stamp duty or other taxes imposed by another jurisdiction upon the transfer of Notes, or interests in Notes, in any jurisdiction outside of Australia.
Selling restrictions:	The offer, sale, transfer and delivery of Notes and the distribution of this Information Memorandum and other material in relation to the Notes are

subject to such restrictions as may apply in any jurisdiction in which the Notes may be offered, sold or transferred in connection with the offering and sale of a particular Tranche of Notes. In particular, restrictions on the offer or sale of the Notes in Australia, the United Kingdom, the United States of America, Hong Kong, Japan, New Zealand, Singapore and the European Economic Area are set out in the section entitled "Selling Restrictions" below.

Listing: The Issuer currently intends to list the Notes on the Australian Stock Exchange Limited ("**ASX**").

The Issuer may also elect to apply to list one or more Tranches of Notes on any other stock exchange specified in the relevant Pricing Supplement or may decide to issue unlisted Notes. Notes listed on the ASX will not be transferred through or registered on the Clearing House Electronic Sub-Register System ("**CHESS**") operated by the ASX and will not be "Approved Financial Products" for the purposes of CHESS. If an interface between the Register and CHESS is established the documents relating to the Programme may be amended to facilitate settlement on CHESS and the Notes will become "Approved Financial Products" for the purposes of CHESS.

The Issuer may also issue unlisted Notes.

Investment Risks: This paragraph does not describe all the risks of an investment in the Notes. Prospective investors or purchasers should consult their own financial and legal advisers about risks associated with an investment in a particular Tranche of Notes and the suitability of investing in the Notes in light of their particular circumstances.

An investment in certain types of structured Notes, the premium and/or the interest on or principal of which is determined by reference to one or more values of currencies, commodities, interest rates or other indices or formulae, either directly or indirectly, may entail significant risks not associated with similar investments in a conventional debt security, including the risks that the resulting interest rate will be less than that payable on a conventional debt security purchased at the same time and/or that an investor could lose all or a substantial portion of the principal of those Notes.

Neither the current nor the historical value of the relevant currencies, commodities, interest rates or other indices or formulae should be taken as an indication of future performance of such currencies, commodities, interest rates or other indices or formulae during the term of any Notes.

The Issuer

IFC is an international organization, established in 1956 to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development ("**World Bank**"), the International Development Association ("**IDA**"), and the Multilateral Investment Guarantee Agency ("**MIGA**"). It is a legal entity separate and distinct from the World Bank, IDA and MIGA with its own Articles, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of the World Bank. The obligations of IFC are not obligations of, or guaranteed by, the World Bank or any government.

IFC is an experienced supranational organization providing financing and financial services to the private sector in developing countries that are members of IFC. It combines the characteristics of a multilateral development agency with those of a private financial institution. As of 30 June 2007, IFC's entire share capital was held by 179 member countries. The five largest of IFC's 179 shareholders are the United States (23.64% of the total voting power), Japan (5.87%), Germany (5.36%), United Kingdom (5.03%), and France (5.03%). As of 30 June 2007, Australia held 1.97% of the total voting power and New Zealand 0.16% Generally, IFC charges market-based rates for its loans and seeks market returns on its equity investments. Unlike most other multilateral institutions, IFC does not accept host government guarantees of its loans. The financial strength of IFC is based principally on the quality of its loan and equity portfolio, its substantial paid-in capital and reserves, and low debt to equity ratio, the size of its liquid assets, its diversified earnings base and its consistent profitability.

Conditions of the Notes

The following are the Conditions which, as supplemented, amended, modified or replaced in relation to any Note by any relevant Pricing Supplement, apply to each Series of Notes issued by the Issuer constituted by the Note Deed Poll described below. References below to the "Pricing Supplement" are references to any Pricing Supplement applicable to the relevant Tranche of Notes but do not limit the provisions which may be supplemented, amended, modified or replaced by a relevant Pricing Supplement in relation to that particular Series or Tranche of Notes.

Each Holder and any person claiming through or under a Holder is deemed to have notice of, and is bound by, these Conditions, the Note Deed Poll, the Information Memorandum, the applicable Agency Agreement and any applicable Pricing Supplement.

Copies of the above documents (to the extent they relate to a Tranche of Notes) will be available for inspection by Holders of any Note of such Tranche during normal business hours at the respective offices of the Issuer and the Registrar.

Definitions and interpretation provisions are set out in Condition 1 ("Interpretation"). All capitalised terms that are not defined in these Conditions will have the meanings given to them in the applicable Pricing Supplement. References in these conditions to "Notes" are to the Notes of one specific Series only, not to all Notes that may be issued under the Programme.

Part 1 **Introduction**

1 Interpretation

1.1 Definitions

In these Conditions the following expressions have the following meanings:

Agency Agreement means:

(a) the Australian Registry Services Agreement;

(b) the New Zealand Registry Services Agreement; or

(c) any other agency agreement entered into by the Issuer in relation to an issue of Notes.

Agent means:

(a) in the case of an issue of Australian Domestic Notes, the Australian Registrar;

(b) in the case of an issue of New Zealand Domestic Notes, the New Zealand Registrar;

(c) the Paying Agent;

(d) the Calculation Agent; and

(e) such other person appointed by the Issuer in relation to any Notes from time to time.

Amortised Face Amount means, in relation to a Note, an amount equal to the sum of:

(a) the issue price specified in the Pricing Supplement; and

(b) the amount resulting from the application of the amortisation yield specified in the Pricing Supplement (compounded annually) to the issue price (as specified in the

Pricing Supplement) from (and including) the Issue Date specified in the Pricing Supplement to (but excluding) the date fixed for redemption or (as the case may be) the date the Note becomes due and repayable.

If the calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year must be made on the basis of the Day Count Fraction specified in the Pricing Supplement.

Articles means the Articles of Agreement constituting the Issuer.

Austraclear means Austraclear Limited (ABN 94 002 060 773).

Austraclear New Zealand Regulations means the regulations known as the "Austraclear New Zealand System Rules" established by the Reserve Bank of New Zealand to govern the use of the Austraclear New Zealand System and includes the operating guidelines deemed to form part of these rules.

Austraclear New Zealand System means the system operated by the Reserve Bank of New Zealand in New Zealand for holding securities and electronic recording and settling of transactions in those securities between members of that system.

Austraclear Regulations means the regulations known as "Austraclear System Regulations" established by Austraclear to govern the use of the Austraclear System.

Austraclear System means the system operated by Austraclear in Australia for holding securities and electronic recording and settling of transactions in those securities between members of the system.

Australian Domestic Notes means a Note denominated in Australian dollars, which may be cleared through the Austraclear System and specified as such in the applicable Pricing Supplement.

Australian Registrar means, in relation to Australian Domestic Notes, The Reserve Bank of Australia (ABN 50 008 559 486) or such other person appointed by the Issuer pursuant to the Australian Registry Services Agreement to maintain a Register in relation to Australian Domestic Notes and perform such payment and other duties as specified in that agreement.

Australian Registry Services Agreement means the agreement entitled "Agency and Registry Agreement" dated between the Issuer and the Australian Registrar and dated on or about 7 August 2007.

Business Day means a day on which banks are open for general banking business in Washington, DC, and:

(a) for Australian Domestic Notes, Sydney, Australia; and

(b) for New Zealand Domestic Notes, Auckland and Wellington, New Zealand,

and in each (if any) Relevant Financial Centre specified in the Pricing Supplement (not being a Saturday, Sunday or public holiday in that place) and, if a Note is to be issued or paid on that day, a day on which each Clearing System is operating.

Business Day Convention means a convention for adjusting any date if it would otherwise fall on a day that is not a Business Day and the following conventions, where specified in the Pricing Supplement in relation to any date applicable to any Note, have the following meanings:

(a) **Floating Rate Convention** means that the date is postponed to the next following day which is a Business Day unless that day falls in the next calendar month, in which event:

(i) that date is brought forward to the first preceding day that is a Business Day; and

(ii) each subsequent Interest Payment Date is the last Business Day in the month which falls the number of months or other period specified as the Interest Period in the Pricing Supplement after the preceding applicable Interest Payment Date occurred;

(b) **Following Business Day Convention** means that the date is postponed to the first following day that is a Business Day;

(c) **Modified Following Business Day Convention or Modified Business Day Convention** means that the date is postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date is brought forward to the first preceding day that is a Business Day;

(d) **Preceding Business Day Convention** means that the date is brought forward to the first preceding day that is a Business Day; and

(e) **No Adjustment** means that the relevant date must not be adjusted in accordance with any Business Day Convention.

If no convention is specified in the Pricing Supplement, the Following Business Day Convention applies. Different conventions may be specified in relation to, or apply to, different dates.

Calculation Agent means the Registrar or any other person specified in the Pricing Supplement as the party responsible for calculating the Interest Rate and other amounts required to be calculated under these Conditions.

Clearing System means:

(a) the Austraclear System;

(b) the Austraclear New Zealand System; or

(c) any other clearing system specified in the applicable Pricing Supplement.

Corporations Act means the Corporations Act 2001 of Australia.

Custodian means New Zealand Central Securities Depositary Limited or any other entity appointed from time to time by the Operator, under the Austraclear New Zealand Regulations, as custodian trustee to hold securities on the Austraclear New Zealand System.

Day Count Fraction means, in respect of the calculation of interest for any period of time ("**Calculation Period**"), the day count fraction specified in the Pricing Supplement and:

(a) if "**Actual/Actual (ICMA)**" is so specified, means:

(i) where the Calculation Period is equal to or shorter than the Regular Period during which it falls, the actual number of days in the Calculation Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods normally ending in any year; and

(ii) where the Calculation Period is longer than one Regular Period, the sum of:

(A) the actual number of days in such Calculation Period falling in the Regular Period in which it begins divided by the product of (1) the

actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

(B) the actual number of days in such Calculation Period falling in the next Regular Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods normally ending in any year;

(b) if "**Actual/365**" or "**Actual/Actual (ISDA)**" is so specified, means the actual number of days in the Calculation Period divided by 365 (or, if any portion of the Calculation Period falls in a leap year, the sum of:

(i) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366; and

(ii) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(c) if "**Actual/365 (Fixed)**" is so specified, means the actual number of days in the Calculation Period divided by 365;

(d) if "**Actual/360**" is so specified, means the actual number of days in the Calculation Period divided by 360;

(e) if "**30/360**" is so specified, means the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with twelve 30-day months unless:

(i) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day is not considered to be shortened to a 30-day month; or

(ii) the last day of the Calculation Period is the last day of the month of February, in which case the month of February is not considered to be lengthened to a 30-day month);

(f) if "**30E/360" or "Eurobond Basis**" is so specified means, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with twelve 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February is not considered to be lengthened to a 30-day month);

(g) if "**RBA Bond Basis**" or "**Australian Bond Basis**" is so specified, means one divided by the number of Interest Payment Dates in a year; and

(h) any other day count fraction specified in the Pricing Supplement.

Denomination means A$10,000 (in the case of an Australian Domestic Note), NZ$10,000 (in the case of a New Zealand Domestic Note) or such other notional face value of a Note as specified in the Pricing Supplement.

Early Redemption Amount means the early redemption amount specified in, or determined in accordance with, the Pricing Supplement.

Event of Default means an event so described in Condition 15 ("Events of Default").

Extraordinary Resolution has the meaning given in the Meetings Provisions.

Fixed Rate Note means a Note on which interest is calculated at a fixed rate payable in arrear on a fixed date or fixed dates in each year and on redemption or on any other dates as specified in the Pricing Supplement.

Floating Rate Note means a Note on which interest is calculated at a floating rate payable 1, 2, 3, 6, or 12 monthly or in respect of any other period or on any date specified in the Pricing Supplement.

Holder means, in respect of a Note, each person whose name is entered in the Register as the holder of that Note.

For the avoidance of doubt, where a Note is held in a Clearing System, references to a Holder include the operator of that system or a nominee for that operator or a common depository for one or more Clearing Systems (in each case acting in accordance with the rules and regulations of the Clearing System or Systems).

Index Linked Note means a Note in respect of which the amount payable in respect of interest is calculated by reference to an index or a formula or both as specified in the Pricing Supplement.

Information Memorandum in respect of a Note means the information memorandum, disclosure document (as defined in the Corporations Act) or other offering document referred to in the Pricing Supplement.

Instalment Amounts has the meaning given in the Pricing Supplement.

Instalment Note means a Note which is redeemable in one or more instalments, as specified in the Pricing Supplement.

Interest Commencement Date means, for a Note, the Issue Date of the Note or any other date so specified in the Pricing Supplement.

Interest Determination Date has the meaning given in the Pricing Supplement.

Interest Payment Date means each date so specified in, or determined in accordance with, the Pricing Supplement.

Interest Period means each period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next Interest Payment Date. However:

(a) the first Interest Period commences on (and includes) the Interest Commencement Date; and

(b) the final Interest Period ends on (but excludes) the Maturity Date.

Interest Rate means, for a Note, the interest rate (expressed as a percentage per annum) payable in respect of that Note specified in the Pricing Supplement or calculated or determined in accordance with these Conditions and the Pricing Supplement.

ISDA Definitions means the 2000 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. (as supplemented, amended and updated as at the Issue Date of the first Tranche of the Notes of the Series).

Issue Date means the date on which a Note is, or is to be issued, as specified in, or determined in accordance with, the Pricing Supplement.

Issuer means International Finance Corporation.

Margin means the margin specified in, or determined in accordance with, the Pricing Supplement.

Maturity Date means, the date so specified in, or determined in accordance with, the Pricing Supplement.

Meetings Provisions means the provisions relating to meetings of Holders set out in the schedule to the Note Deed Poll.

New Zealand Domestic Note means a Note denominated in New Zealand dollars, which may be cleared through the Austraclear New Zealand System and specified as such in the applicable Pricing Supplement.

New Zealand Registrar means, in relation to New Zealand Domestic Notes, Computershare Investor Services Limited or such other person appointed by the Issuer pursuant to the New Zealand Registry Services Agreement to maintain a Register in relation to New Zealand Domestic Notes and perform such payment and other duties as specified in that agreement.

New Zealand Registry Services Agreement means the agreement entitled "Registry and Paying Agency Agreement" to be entered into between the Issuer and the New Zealand Registrar.

Note means a medium term debt obligation issued or to be issued by the Issuer which is constituted by, and owing under the Note Deed Poll, the details of which are recorded in, and evidenced by, entry in, the Register.

Note Deed Poll means the deed poll so entitled executed by the Issuer on or about 7 August 2007.

Operator means the Reserve Bank of New Zealand or its successor or replacement from time to time in its capacity as operator ot the Austraclear New Zealand System.

Partly Paid Note means a Note in relation to which the initial subscription moneys are payable to the Issuer in two or more instalments.

Person means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality.

Pricing Supplement means, in respect of a Tranche, the pricing supplement specifying the relevant issue details in relation to it.

Record Date means:

(a) for Australian Domestic Notes, the close of business in the place where the Register is maintained on the eighth calendar day before the payment date;

(b) for New Zealand Domestic Notes, the close of business in the place where the Register is maintained on the tenth calendar day before the payment date; or

(c) any other date so specified in the applicable Pricing Supplement.

Redemption Amount means:

(a) for a Note (other than a Zero Coupon Note or a Structured Note), the outstanding principal amount as at the date of redemption;

(b) for a Zero Coupon Note, the Amortised Face Amount calculated as at the date of redemption; and

(c) for a Structured Note, the amount determined by the Calculation Agent in the manner specified in the Pricing Supplement,

and also includes any final instalment and any other amount in the nature of a redemption amount specified in, or determined in accordance with, the Pricing Supplement or these Conditions.

Reference Banks means the institutions so described in the Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the market that is most closely connected with the Reference Rate.

Reference Rate has the meaning given in the Pricing Supplement.

Register means the register, including any branch register, of holders of Notes established and maintained by or on behalf of the Issuer under an Agency Agreement.

Registrar means:

(a) for Australian Domestic Notes, the Australian Registrar;

(b) for New Zealand Domestic Notes, the New Zealand Registrar; and

(c) any other party expressed to be the registrar in respect of any Tranche of Notes in an Agency Agreement.

Regular Period means:

(a) in the case of Notes where interest is scheduled to be paid only by means of regular payments, each Interest Period;

(b) in the case of Notes where, apart from the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where "**Regular Date**" means the day and month (but not the year) on which any Interest Payment Date falls; and

(c) in the case of Notes where, apart from one Interest Period other than the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where "**Regular Date**" means the day and month (but not the year) on which any Interest Payment Date falls other than the Interest Payment Date falling at the end of the irregular Interest Period.

Related Entity has the meaning it has in the Corporations Act.

Relevant Screen Page means:

(a) the page, section or other part of a particular information service (including the Reuters Monitor Money Rates Service and the Dow Jones Telerate Service) specified as the Relevant Screen Page in the Pricing Supplement; or

(b) any other page, section or other part as may replace it on that information service or such other information service, in each case, as may be nominated by the person providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to the Reference Rate.

Relevant Time has the meaning given in the Pricing Supplement.

Security Record:

(a) for Australian Domestic Notes, has the meaning given to it in the Austraclear Regulations; and

(b) for New Zealand Domestic Notes, has the meaning given to the term "Security Account" in the Austraclear New Zealand Regulations.

Series means an issue of Notes made up of one or more Tranches all of which form a single Series and are issued on the same Conditions except that the Issue Date and Interest Commencement Date may be different in respect of different Tranches of a Series.

Specified Office means the office specified in the Information Memorandum or any other address notified to Holders from time to time.

Structured Note means:

(a) an Index Linked Note; or

(b) an Instalment Note.

Taxes means taxes, levies, imposts, charges and duties (including stamp and transaction duties) imposed by any authority together with any related interest, penalties, fines and expenses in connection with them except if imposed on, or calculated having regard to, the net income of a Holder.

U.S.$ means the lawful currency of the United States of America.

Tranche means an issue of Notes specified as such in the Pricing Supplement issued on the same Issue Date and on the same Conditions.

Zero Coupon Note means a Note which does not carry entitlement to periodic payment of interest before the redemption date of the Note and which is issued at a discount to its principal amount.

1.2 References to certain general terms

Unless the contrary intention appears, a reference in this agreement to:

(a) a group of persons is a reference to any two or more of them jointly and to each of them individually;

(b) an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(c) an agreement, representation or warranty by two or more persons binds them jointly and each of them individually, but an agreement, representation or warranty by a Dealer binds the Dealer, individually only;

(d) anything (including an amount) is a reference to the whole and each part of it;

(e) a document (including this agreement) includes any variation or replacement of it;

(f) law means common law, principles of equity, and laws made by parliament (and laws made by parliament include federal or state laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(g) a directive includes a treaty, official directive, request, regulation, guideline or policy (whether or not having the force of law) with which responsible participants in the relevant market generally comply;

(h) Australian dollars or A$ is a reference to the lawful currency of Australia;

(i) New Zealand dollars or NZ$ is a reference to the lawful currency of New Zealand;

(j) a time of day is a reference to Sydney time unless otherwise specified;

(k) the word "person" includes an individual, a firm, a body corporate, an unincorporated association and an authority;

(l) a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns; and

(m) the words "including", "for example" or "such as" when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind.

1.3 References to particular terms

Unless the contrary intention appears, in these Conditions:

(a) a reference to the Issuer, the Registrar, the Calculation Agent or another Agent is a reference to the person so specified in the Pricing Supplement;

(b) a reference to the Agency Agreement is a reference to the Agency Agreement applicable to the Notes of the relevant Series.

(c) a reference to a Note is a reference to a Note of a particular Series issued by the Issuer specified in the Pricing Supplement;

(d) a reference to a Holder is a reference to the holder of Notes of a particular Series;

(e) if the Notes are Zero Coupon Notes or Structured Notes which do not bear interest, references to interest are not applicable; and

(f) a reference to a particular date is a reference to that date adjusted in accordance with the applicable Business Day Convention.

1.4 References to principal and interest

Unless the contrary intention appears, in these Conditions:

(a) any reference to "principal" is taken to include the Redemption Amount, any premium payable in respect of a Note, and any other amount in the nature of principal payable in respect of the Notes under these Conditions;

(b) the principal amount of a Note issued at a discount is to be taken as at any time to equal the lesser of:

  (i) its Denomination; and

  (ii) if specified in the Pricing Supplement, its Amortised Face Amount at that time;

(c) the principal amount of a Note which is to vary by reference to a schedule or formula (where such determination has been previously made in accordance with these Conditions) is to be taken as at any time to equal its varied amount;

(d) the principal amount of a Partly Paid Note is to be taken to equal its paid up principal amount;

(e) the principal amount of an Instalment Note at any time is to be taken to be its Denomination less the total instalments repaid to the extent that such instalments relate to a repayment of principal; and

(f) any reference to "interest" is taken to include any amount in the nature of interest payable in respect of the Notes under these Conditions.

1.5 Number

The singular includes the plural and vice versa.

1.6 Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of these Conditions.

1.7 Terms defined in Pricing Supplement

Terms which are defined in the Pricing Supplement as having a defined meaning have the same meaning when used in these Conditions but if the Pricing Supplement gives no meaning or specifies that the definition is "Not Applicable", then that definition is not applicable to the Notes.

2 Introduction

2.1 Programme

Notes are issued under a debt issuance programme established by the Issuer.

2.2 Pricing Supplement

Notes are issued in Series. A Series may comprise one or more Tranches having one or more Issue Dates and on conditions otherwise identical (other than in respect of the first payment of interest). A Tranche is the subject of a Pricing Supplement which supplements, amends or replaces these Conditions. If there is any inconsistency between these Conditions and the Pricing Supplement, the Pricing Supplement prevails.

Copies of the Pricing Supplement are available for inspection on request by a Holder or prospective Holder during normal business hours at the Specified Office of the Issuer or the Registrar.

2.3 Types of Notes

A Note is either:

(a) a Fixed Rate Note; or

(b) a Floating Rate Note; or

(c) a Zero Coupon Note; or

(d) a Structured Note (being either an Index Linked Note or an Instalment Note),

or a combination of the above (or any other type of debt obligation including a certificate of deposit), as specified in the relevant Pricing Supplement.

2.4 Denomination

Notes are issued in a single Denomination as specified in the Pricing Supplement.

2.5 Currency

Notes are denominated in the currency specified in the Pricing Supplement.

2.6 Clearing Systems

Notes may be held in a Clearing System, in which case the rights of a person holding an interest in the Notes lodged in the Clearing System are subject to the rules and regulations of the Clearing System.

2.7 Issue restrictions

Unless otherwise specified in any relevant Pricing Supplement, Notes may only be issued if:

(a) in the case of:

(i) Australian Domestic Notes:

(A) the aggregate consideration payable to the Issuer by the relevant Holder is at least A$500,000 (disregarding moneys lent by the offeror or its associates); and

(B) the offer or invitation for the issue of the Notes does not require disclosure to investors under Part 6D.2 of the Corporations Act; or

(ii) New Zealand Domestic Notes:

(A) the aggregate consideration payable to the Issuer by the relevant Holder is not less than NZ$500,000 (disregarding any amount lent by the offeror, the Issuer or any associated person of the offeror or the Issuer); or

(B) the New Zealand Domestic Notes are issued to persons whose principal business is the investment of money or who in the course of and for the purposes of their business, habitually invest money within the meaning of the Securities Act 1978 of New Zealand; and

(b) the issue complies with all other applicable laws.

Part 2 **The Notes**

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3 Form

3.1 Constitution under Note Deed Poll

Notes are debt obligations of the Issuer constituted by, and owing under, the Note Deed Poll.

3.2 Form

Notes are issued in registered form by entry in the Register.

3.3 No certificates

No certificates will be issued to Holders unless the Issuer determines that certificates should be available or are required by any applicable law.

4 Status

The Notes are direct, unconditional, general and unsecured obligations of the Issuer ranking pari passu without any preference among themselves and *pari passu* with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Issuer.

THE NOTES ARE NOT OBLIGATIONS OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

5 Title and transfer of Notes

5.1 Title

Title to Notes passes when details of the transfer are entered in the Register.

5.2 Effect of entries in Register

Each entry in the Register in respect of a Note constitutes:

(a) an unconditional and irrevocable undertaking by the Issuer to the Holder to pay principal and (if applicable) interest and any other amount in accordance with these Conditions; and

(b) an entitlement to the other benefits given to Holders under these Conditions in respect of the relevant Note.

5.3 Register conclusive as to ownership

Entries in the Register in relation to a Note constitute conclusive evidence that the person so entered is the absolute owner of the Note subject to correction for fraud or error.

5.4 Non-recognition of interests

Except as required by law, the Issuer and the Registrar must treat the person whose name is entered in the Register as the holder of a Note as the absolute owner of that Note. This Condition applies whether or not a Note is overdue and despite any notice of ownership, trust or interest in the Note.

5.5 Joint holders

Where two or more persons are entered in the Register as the joint holders of a Note then they are taken to hold the Note as joint tenants with rights of survivorship, but the Registrar is not bound to register more than four persons as joint holders of a Note.

5.6 Transfers in whole

Notes may be transferred in whole but not in part.

5.7 Compliance with laws

Notes may only be transferred if:

(a) in the case of Australian Domestic Notes:

(i) the aggregate consideration payable is at least A$500,000 (disregarding moneys lent by the transferor or its associates); and

(ii) the offer or invitation giving rise to the transfer does not constitute an offer or invitation for which disclosure is required to be made to investors under Part 6D.2 of the Corporations Act;

(b) in the case of New Zealand Domestic Notes:

(i) the aggregate consideration payable is no less than NZ$500,000 (but disregarding any part of the aggregate consideration paid or to be paid out of money lent by the person offering the Notes, or an associate of that person); or

(ii) the New Zealand Domestic Notes are transferred to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money within the meaning of the Securities Act 1978 of New Zealand; and

(c) the transfer complies with any applicable law or directive of the jurisdiction where the transfer takes place.

5.8 Transfer procedures

Interests in Notes held in a Clearing System are transferable only in accordance with the rules and regulations of that Clearing System.

In particular, where the Custodian is the Holder and the Note is lodged in the Austraclear New Zealand System, the Operator may, in its absolute discretion and, to the extent not prohibited by the Austraclear New Zealand Regulations, instruct the New Zealand Registrar to transfer the Note to the person in whose Security Record that Note is recorded without any consent or action of such transferee and, as a consequence, remove that Note from the Austraclear New Zealand System.

Application for the transfer of Notes not held in a Clearing System must be made by the lodgment of a transfer form with the Registrar at its Specified Office. Transfer forms must be in the form available from the Registrar. Each transfer form must be:

(a) duly completed;

(b) accompanied by any evidence the Registrar may require to establish that the transfer form has been duly executed; and

(c) signed by, or on behalf of, both the transferor and the transferee.

Transfers are registered without charge provided all applicable Taxes have been paid.

5.9 Effect of transfer

Upon registration and entry of the transferee in the Register, the transferor ceases to be entitled to future benefits under these Conditions in respect of the transferred Notes and the transferee becomes so entitled in accordance with Condition 5.2 ("Effect of entries in Register").

5.10 CHESS

Notes listed on the Australian Stock Exchange Limited (ABN 98 008 624 691) are not transferred through, or registered on, the Clearing House Electronic Sub-register System operated by the Australian Stock Exchange and are not "Approved Financial Products" (as defined for the purposes of that system).

5.11 Austraclear or Custodian as Holder

If Austraclear or the Custodian is recorded in the Register as the Holder, each person in whose Security Record a Note is recorded is taken to acknowledge in favour of the Issuer, the Registrar and the relevant Holder (and, if the Holder is the Custodian, the Operator) that:

(a) the Registrar's decision to act as the Registrar of that Note is not a recommendation or endorsement by the Registrar or the relevant Holder (or, if the Holder is the Custodian, the Operator) in relation to that Note, but only indicates that the Registrar considers that the holding of the Note is compatible with the performance by it of its obligations as Registrar under an Agency Agreement; and

(b) the relevant Holder does not rely on any fact, matter or circumstance contrary to paragraph (a).

5.12 Estates

A person becoming entitled to a Note as a consequence of the death or bankruptcy of a Holder or of a vesting order or a person administering the estate of a Holder may, upon producing such evidence as to that entitlement or status as the Registrar considers sufficient, transfer the Note or, if so entitled, become registered as the holder of the Note.

5.13 Unincorporated associations

A transfer of Notes to an unincorporated association is not permitted.

5.14 Transfer of unidentified Notes

Where the transferor executes a transfer of less than all Notes registered in its name, and the specific Notes to be transferred are not identified, the Registrar may (subject to the limit on minimum holdings) register the transfer in respect of such of the Notes registered in the name of the transferor as the Registrar thinks fit, provided the aggregate principal amount of the Notes registered as having been transferred equals the aggregate principal amount of the Notes expressed to be transferred in the transfer.

Part 3 **Interest**

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6 Fixed Rate Notes

This Condition 6 ("Fixed Rate Notes") applies to the Notes only if the Pricing Supplement states that it applies.

6.1 Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding principal amount from (and including) its Interest Commencement Date to (but excluding) its Maturity Date at the Interest Rate. Interest is payable in arrears on each Interest Payment Date.

6.2 Fixed Coupon Amount

Unless otherwise specified in the Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of the preceding Interest Period is the Fixed Coupon Amount specified in the Pricing Supplement.

6.3 Calculation of interest payable

The amount of interest payable in respect of a Fixed Rate Note for any period for which a Fixed Coupon Amount is not specified in the Pricing Supplement is calculated by multiplying

the Interest Rate for that period, the outstanding principal amount of the Fixed Rate Note and the applicable Day Count Fraction.

7 Floating Rate Notes

This Condition 7 ("Floating Rate Notes") applies to the Notes only if the Pricing Supplement states that it applies.

7.1 Interest on Floating Rate Notes

Each Floating Rate Note bears interest on its outstanding principal amount from (and including) its Interest Commencement Date to (but excluding) its Maturity Date at the Interest Rate.

Interest is payable in arrears:

(a) on each Interest Payment Date; or

(b) if no Interest Payment Date is specified in the Pricing Supplement, each date which falls the number of months or other period specified as the Specified Period in the Pricing Supplement after the preceding Interest Payment Date (or in the case of the first Interest Payment Date, after the Interest Commencement Date).

7.2 Interest Rate determination

The Interest Rate payable in respect of a Floating Rate Note must be determined by the Calculation Agent in accordance with these Conditions.

7.3 Fallback Interest Ratc

Unless otherwise specified in the Pricing Supplement, if, in respect of an Interest Period, the Calculation Agent is unable to determine a rate in accordance with Condition 7.2 ("Interest Rate determination"), the Interest Rate for the Interest Period is the Interest Rate applicable to the Floating Rate Notes during the immediately preceding Interest Period.

7.4 ISDA Determination

If ISDA Determination is specified in the Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate applicable to the Floating Rate Notes for each Interest Period is the sum of the Margin and the ISDA Rate.

In this Condition:

(a) "**ISDA Rate**" means for an Interest Period, a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction if the Calculation Agent for the Floating Rate Notes were acting as Calculation Agent for that Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

  (i) the Floating Rate Option, the Designated Maturity and the Reset Date are as specified in the Pricing Supplement; and

  (ii) the Period End Dates are each Interest Payment Date, the Spread is the Margin and the Floating Rate Day Count Fraction is the Day Count Fraction; and

(b) "**Swap Transaction**", "**Floating Rate**", "**Calculation Agent**" (except references to "**Calculation Agent for the Floating Rate Notes**"), "**Floating Rate Option**", "**Designated Maturity**", "**Reset Date**", "**Period End Date**", "**Spread**" and "**Floating**

Rate Day Count Fraction" have the meanings given to those terms in the ISDA Definitions.

7.5 Screen Rate Determination

If Screen Rate Determination is specified in the Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate applicable to the Floating Rate Notes for each Interest Period is the sum of the Margin and the Screen Rate.

In this Condition, "**Screen Rate**" means, for an Interest Period, the quotation offered for the Reference Rate appearing on the Relevant Screen Page at the Relevant Time on the Interest Determination Date. However:

(a) if there is more than one offered quotation displayed on the Relevant Screen Page at the Relevant Time on the Interest Determination Date, the "**Screen Rate**" means the rate calculated by the Calculation Agent as the average of the offered quotations. If there are more than five offered quotations, the Calculation Agent must exclude the highest and lowest quotations (or in the case of equality, one of the highest and one of the lowest quotations) from its calculation;

(b) if an offered quotation is not displayed by the Relevant Time on the Interest Determination Date or if it is displayed but the Calculation Agent determines that there is an obvious error in that rate, the "**Screen Rate**" means:

   (i) the rate the Calculation Agent calculates as the average mean of the Reference Rates that each Reference Bank quoted to the leading banks in the Relevant Financial Centre specified in the Pricing Supplement at the Relevant Time on the Interest Determination Date; or

   (ii) where the Calculation Agent is unable to calculate a rate under paragraph (i) because it is unable to obtain at least two quotes, the rate the Calculation Agent calculates as the average of the rates (being the nearest equivalent to the Reference Rate) quoted by two or more banks chosen by the Calculation Agent in the Relevant Financial Centre at approximately the Relevant Time on the Interest Determination Date for a period equivalent to the Interest Period to leading banks carrying on business in the Relevant Financial Centre in good faith; or

(c) if the Pricing Supplement specifies an alternative method for the determination of the Screen Rate Determination, then that alternative method applies.

7.6 Bank Bill Rate Determination

If Bank Bill Rate Determination is specified in the Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate applicable to the Floating Rate Notes for each Interest Period is the sum of the Margin and the Bank Bill Rate.

In this Condition:

(a) **Bank Bill Rate** means, for an Interest Period:

   (i) in the case of Australian Domestic Notes, the average mid rate for Bills having a tenor closest to the Interest Period as displayed on the "BBSW" page of the Reuters Monitor System on the first day of that Interest Period; and

   (ii) in the case of New Zealand Domestic Notes, the "FRA" Rate for Bills having a tenor closest to the Interest Period as displayed on the "BKBM" page of the Reuters Monitor System (or its successor page) on the first day of that Interest Period.

However, if the average mid rate is not displayed by 10:30 am on that day (or, in the case of New Zealand Domestic Notes, as close as reasonably practicable to 10.45 am (New Zealand time) on that day), or if it is displayed but the Calculation Agent determines that there is an obvious error in that rate, **Bank Bill Rate** means the rate determined by the Calculation Agent in good faith at approximately 10:30 am on that day (or, in the case of New Zealand Domestic Notes, as close as reasonably practicable to 10:45 am (New Zealand time) on that day), having regard, to the extent possible, to the mid rate of the rates otherwise bid and offered for bank accepted Bills of that tenor at or around that time; and

(b) **Bill** has the meaning it has in the Bills of Exchange Act 1909 of Australia in respect of Australian Domestic Notes, and the Bills of Exchange Act 1908 in respect of the New Zealand Domestic Notes, and a reference to the acceptance of a Bill is to be interpreted in accordance with that Act.

7.7 Interpolation

If the Pricing Supplement states that "Linear Interpolation" applies to an Interest Period, the Interest Rate for that Interest Period is determined through the use of straight line interpolation by reference to two ISDA Rates, Screen Rates, Bank Bill Rates or other floating rates specified in the Pricing Supplement.

The first rate must be determined as if the Interest Period were the period of time for which rates are available next shorter than the length of the Interest Period (or any alternative Interest Period specified in the Pricing Supplement).

The second rate must be determined as if the Interest Period were the period of time for which rates are available next longer than the length of the Interest Period (or any alternative Interest Period specified in the Pricing Supplement).

8 Structured Notes

This Condition 8 ("Structured Notes") applies to the Notes only if the Pricing Supplement states that it applies.

8.1 Interest on Structured Notes

Each interest bearing Structured Note bears interest on its outstanding principal amount from (and including) its Interest Commencement Date to (but excluding) its Maturity Date at the Interest Rate.

Interest is payable in arrear:

(a) on each Interest Payment Date; or

(b) if no Interest Payment Date is specified in the Pricing Supplement, each date which falls the number of months or other period specified as the Specified Period in the Pricing Supplement after the preceding Interest Payment Date (or in the case of the first Interest Payment Date, after the Interest Commencement Date).

8.2 Interest Rate

The Interest Rate payable in respect of an interest bearing Structured Note must be determined in the manner specified in the Pricing Supplement.

9 General provisions applicable to interest

9.1 Maximum or Minimum Interest Rate

If the Pricing Supplement specifies a Maximum Interest Rate or Minimum Interest Rate for any Interest Period, the Interest Rate for the Interest Period must not be greater than the maximum, or be less than the minimum, so specified.

9.2 Calculation of Interest Rate and interest payable

The Calculation Agent must, as soon as practicable after determining the Interest Rate in relation to each Interest Period for each Floating Rate Note and interest bearing Structured Note, calculate the amount of interest payable for the Interest Period in respect of the outstanding principal amount of that Note.

Unless otherwise specified in the Pricing Supplement, the amount of interest payable is calculated by multiplying the product of the Interest Rate for the Interest Period and the outstanding principal amount of the Note by the applicable Day Count Fraction.

The rate determined by the Calculation Agent must be expressed as a percentage rate per annum.

9.3 Calculation of other amounts

If the Pricing Supplement specifies that any other amount is to be calculated by the Calculation Agent, the Calculation Agent must, as soon as practicable after the time at which that amount is to be determined, calculate the amount in the manner specified in the Pricing Supplement.

9.4 Notification of Interest Rate, interest payable and other items

The Calculation Agent must notify the Issuer, the Registrar, the Holders, each other Agent and any stock exchange or other relevant authority on which the Notes are listed of:

(a) each Interest Rate, the amount of interest payable and each other amount, item or date calculated or determined by it together with the Interest Payment Date; and

(b) any amendment to any amount, item or date referred to in paragraph (a) arising from any extension or reduction in any Interest Period or calculation period.

The Calculation Agent must give notice under this Condition as soon as practicable after it makes its determination. However, it must give notice of each Interest Rate, the amount of interest payable and each Interest Payment Date by the fourth day of the Interest Period.

The Calculation Agent may amend its determination of any amount, item or date (or make appropriate alternative arrangements by way of adjustment) as a result of the extension or reduction of the Interest Period or calculation period without prior notice but must notify the Issuer, the Registrar, the Holders, each other Agent and each stock exchange or other relevant authority on which the Notes are listed after doing so.

9.5 Determination final

The determination by the Calculation Agent of all amounts, rates and dates falling to be determined by it under these Conditions is, in the absence of manifest error, final and binding on the Issuer, the Registrar, each Holder and each other Agent.

9.6 Rounding

For the purposes of any calculations required under these Conditions (unless otherwise specified in the Pricing Supplement):

(a) all percentages resulting from the calculations must be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with 0.000005 per cent. being rounded up to 0.00001 per cent.);

(b) all figures must be rounded to five decimal places (with halves being rounded up); and

(c) all amounts that are due and payable must be rounded (with halves being rounded up) to:

(i) in the case of Australian dollars, New Zealand dollars or euro, one cent; and

(ii) in the case of any other currency, the lowest amount of that currency available as legal tender in the country of that currency.

Part 4 **Redemption and purchase**

10 Redemption

10.1 Scheduled redemption

Each Note is redeemable by the Issuer on the Maturity Date at its Redemption Amount unless:

(a) the Note has been previously redeemed;

(b) the Note has been purchased and cancelled; or

(c) the Pricing Supplement states that the Note has no fixed Maturity Date.

10.2 Partly paid Notes

Each Partly Paid Note is redeemable on the Maturity Date in accordance with the Pricing Supplement.

10.3 Instalment Notes

Each Instalment Note is partially redeemable in the Instalment Amounts and on the Instalment Dates specified in the Pricing Supplement. The principal amount of each Instalment Note is reduced by the Instalment Amount with effect from the related Instalment Date.

10.4 Early redemption at the option of Holders (Holder put)

If the Pricing Supplement states that a Holder may require the Issuer to redeem all or some of the Notes of a Series held by that Holder before their Maturity Date, the Issuer must redeem the Notes specified by the Holder at the Redemption Amount and any interest accrued on it to (but excluding) the redemption date if the following conditions are satisfied:

(a) the amount of Notes to be redeemed is a multiple of their Denomination;

(b) the Holder has given at least 30 days' (and no more than 60 days') (or any other period specified in the Pricing Supplement) notice, to the Issuer and the Registrar by delivering to the Specified Office of the Registrar during normal business hours a completed and signed redemption notice in the form obtainable from the Specified Office of the Registrar together with any evidence the Registrar may require to establish title of the Holder to the Note; and

(c) the notice referred to in paragraph (b) specifies an account in the country of the currency in which the Note is denominated to which the payment should be made or an address to where a cheque for payment should be sent; and

(d) the redemption date is an Early Redemption Date (Put) specified in the Pricing Supplement; and

(e) any other condition specified in the Pricing Supplement is satisfied.

A Holder may not require the Issuer to redeem any Note under this Condition 10.4 if the Issuer has given notice that it will redeem that Note under Condition 10.5 ("Early redemption at the option of the Issuer (Issuer call)").

10.5 Early redemption at the option of the Issuer (Issuer call)

If the Pricing Supplement states that the Issuer may redeem all or some of the Notes of a Series before their Maturity Date under this Condition, the Issuer may redeem so many of the Notes specified in the Pricing Supplement at the Redemption Amount and any interest accrued on it to (but excluding) the redemption date.

However, the Issuer may only do so if:

(a) the amount of Notes to be redeemed is, or is a multiple of, their Denomination;

(b) the Issuer has given at least 30 days' (and no more than 60 days') (or any other period specified in the Pricing Supplement) notice to the Registrar, the Holders, each other Agent and any stock exchange or other relevant authority on which the Notes are listed; and

(c) the proposed redemption date is an Early Redemption Date (Call) specified in the Pricing Supplement; and

(d) any other condition specified in the Pricing Supplement is satisfied.

10.6 Partial redemptions

If only some of the Notes are to be redeemed under Condition 10.5 ("Early redemption at the option of the Issuer (Issuer call)"), the Notes to be redeemed must be specified in the notice and selected:

(a) in a fair and reasonable manner; and

(b) in compliance with any applicable law, directive or requirement of any stock exchange or other relevant authority on which the Notes are listed.

10.7 Effect of notice of redemption

Any notice of redemption given under this Condition 10 ("Redemption") is irrevocable.

10.8 Late payment

If an amount is not paid under this Condition 10 ("Redemption") when due, then:

(a) for a Note (other than a Zero Coupon Note or a Structured Note), interest continues to accrue on the unpaid amount (both before and after any demand or judgment) at the default rate specified in the Pricing Supplement (or, if no default rate is specified, the last applicable Interest Rate) until the date on which payment is made to the Holder;

(b) for a Zero Coupon Note, the obligation to pay the amount is replaced by an obligation to pay the Amortised Face Amount recalculated as at the date on which payment is made to the Holder; and

(c) for a Structured Note as specified in the Pricing Supplement:

(i) interest continues to accrue at the default rate specified in the Pricing Supplement (or, if no default rate is specified, the last applicable Interest Rate) until the date on which payment is made to the Holder; or

(ii) the obligation to pay the amount is replaced by an obligation to pay an amount determined in the manner specified in the Pricing Supplement.

10.9 Purchase

The Issuer and any of its Related Entities may at any time purchase Notes in the open market or otherwise and at any price. If purchases are made by tender, tenders must be available to all Holders alike. Notes purchased under this Condition 10.9 may be held, resold or cancelled at the discretion of the purchaser and (if the Notes are to be cancelled, the Issuer), subject to compliance with any applicable law or requirement of any stock exchange or other relevant authority on which the Notes are listed.

Part 5 **Payments**

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11 General provisions

11.1 Summary of payment provisions

Payments in respect of Notes must be made in accordance with Condition 12 ("Payments").

11.2 Payments subject to law

All payments are subject to applicable law, but without prejudice to the provisions of Condition 13 ("Taxation").

11.3 Payments on business days

If a payment is due on a day which is not a Business Day then the due date for payment is adjusted in accordance with the applicable Business Day Convention.

The Holder is not entitled to any additional payment in respect of that delay.

11.4 Currency indemnity

The Issuer waives any right it has in any jurisdiction to pay an amount other than in the currency in which it is due. However, if a Holder receives an amount in a currency other than that in which it is due:

(a) it may convert the amount received into the due currency (even though it may be necessary to convert through a third currency to do so) on the day and at such rates (including spot rate, same day value rate or value tomorrow rate) as it reasonably considers appropriate. It may deduct its usual costs in connection with the conversion; and

(b) the Issuer satisfies its obligation to pay in the due currency only to the extent of the amount of the due currency obtained from the conversion after deducting the costs of the conversion.

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12 Payments

12.1 Payment of principal

Payments of principal and any final Instalment Amount in respect of a Note will be made to each person registered at 10.00 am on the payment date as the holder of a Note.

12.2 Payment of interest

Payments of interest and Instalment Amounts (other than the final Instalment Amount) in respect of a Note will be made to each person registered at the close of business on the Record Date as the holder of that Note.

12.3 Payments to accounts

Payments in respect of Notes will be made:

(a) if the Notes are held in the Austraclear System, by crediting on the payment date, the amount due to:

(i) the account of Austraclear (as the Holder) in the country of the currency in which the Note is denominated previously notified to the Issuer and the Registrar; or

(ii) if requested by Austraclear, the accounts of the persons in whose Security Record (as defined in the Austraclear Regulations) a Note is recorded in the country of the currency in which the Note is denominated as previously notified by Austraclear to the Issuer and the Registrar in accordance with Austraclear Regulations;

(b) if the Notes are held in the Austraclear New Zealand System, by crediting on the Payment Date, the amount due to:

(i) the account of the Custodian (as the Holder) in the country of the currency in which the Note is denominated previously notified to the Issuer and the Registrar; or

(ii) if requested by the Operator, the accounts of the persons in whose Security Record a Note is recorded in the country of the currency in which the Note is denominated as previously notified by the Operator to the Issuer and the Registrar in accordance with the Austraclear New Zealand Regulations; and

(c) if the Notes are not held in the Austraclear System, by crediting on the payment date, the amount then due under each Note to an account in the country of the currency in which the Note is denominated previously notified by the Holder to the Issuer and the Registrar.

12.4 Payments by cheque

If the Holder has not notified the Registrar of an account to which payments to it must be made by the close of business on the Record Date, payments in respect of the Note will be made by cheque sent by prepaid post on the Business Day immediately before the payment date, at the risk of the registered Holder, to the Holder (or to the first named joint holder of the Note) at its address appearing in the Register at the close of business on the Record Date. Cheques sent to the nominated address of a Holder are taken to have been received by the Holder on the payment date and, no further amount is payable by the Issuer in respect of the Notes as a result of the Holder not receiving payment on the due date.

13 Taxation

The Notes (and any interest thereon) are not exempt from taxation generally.

Under the Articles, the Issuer is not under any obligation to withhold or pay any tax imposed by any member country in respect of the Notes. Accordingly, payments in respect of principal, premium (if any), and interest due on the Notes will be paid to the relevant Agent without deduction in respect of any such tax.

Under the Articles, payments in respect of principal, premium (if any), and interest due on the Notes are not subject to any tax by a member:

(i) which tax discriminates against the Notes solely because they are issued by the Issuer; or

(ii) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Issuer.

14 Time limit for claims

A claim against the Issuer for a payment under a Note is void unless made within 10 years (in the case of principal) or 5 years (in the case of interest and other amounts) from the date on which payment first became due.

Part 6 **Events of Default**

15 Events of Default

With respect to a Series of Notes, if the Issuer shall either:

(a) fail to pay when due the principal of, premium (if any), or interest on, any Note of such Series; or

(b) fail to pay when due in aggregate an amount equal to or exceeding U.S.$20,000,000 or its equivalent in any other relevant currency or currencies of the principal of, premium (if any), or interest on, any Note of another Series, or any notes, bonds or similar obligations (other than the Notes) which shall have been issued, assumed or guaranteed by the Issuer,

and in either case, such failure shall continue for a period of 90 days, then at any time thereafter and during the continuance of such failure, the Holder of any Note of such Series may deliver or cause to be delivered to the Issuer written notice that such Holder elects to declare all Notes of such Series held by it (the denominations of which shall be set forth in such notice) to be due and payable, and on the thirtieth day after such notice shall be so delivered to the Issuer, such Notes shall become due and payable together with accrued interest thereon, unless prior to that time all such defaults shall have been cured.

For the purpose of this Condition 15, any payment obligations that are denominated in a currency other than U.S. dollars shall be translated into U.S. dollars at the spot rate for the sale of U.S. dollars against the purchase of the relevant currency quoted by a leading commercial bank in Sydney on the day on which default in respect of payment thereon occurred (or, if for any reason such rate is not available on that day, on the first day thereafter on which such rate is available or as otherwise determined by the Calculation Agent after consultation with the Issuer).

Part 7 **General**

16 Agents

16.1 Role of Agents

In acting under an Agency Agreement, each Agent acts solely as agent of the Issuer and does not assume any obligations towards or relationship of agency or trust for or with any Holder.

16.2 Appointment and replacement of Agents

Each initial Agent for a Series of Notes is specified in the Pricing Supplement. Subject to Condition 16.4 ("Required Agents"), the Issuer reserves the right at any time to vary or terminate the appointment of any Agent and to appoint a successor.

16.3 Change of Agent

Notice of any change of an Agent or its Specified Offices must promptly be given to the Holders by the Issuer or the Agent on its behalf.

16.4 Required Agents

The Issuer must:

(a) at all times maintain a Registrar; and

(b) if a Calculation Agent is specified in the Pricing Supplement, at all times maintain a Calculation Agent.

17 Meetings of Holders

The Meetings Provisions contain provisions (which have effect as if incorporated in these Conditions) for convening meetings of the Holders of any Series to consider any matter affecting their interests, including any variation of these Conditions by Extraordinary Resolution.

18 Variation

18.1 Variation with consent

Unless Condition 18.2 ("Variation without consent") applies, any Condition may be varied by the Issuer with prior approval from the Holders by Extraordinary Resolution in accordance with the Meetings Provisions.

18.2 Variation without consent

Any Condition may be amended by the Issuer without the consent of the Holders if the amendment:

(a) is of a formal, minor or technical nature;

(b) is made to correct a manifest error;

(c) is made to cure any ambiguity or correct or supplement any defective or inconsistent provision and, in the reasonable opinion of the Issuer, is not materially prejudicial to the interests of the Holders; or

(d) only applies to Notes issued by it after the date of amendment.

19 Further issues

The Issuer may from time to time, without the consent of the Holders, issue further Notes having the same Conditions as the Notes of any Series in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes of that Series.

20 Notices

20.1 Notices to Holders

All notices and other communications to Holders must be in writing and must be left at the address of or sent by prepaid post (airmail, if appropriate) to the address of the Holder (as shown in the Register at the close of business on the day which is three Business Days before the date of the notice or communication).

They may also be:

(a) in the case of Australian Domestic Notes, given by an advertisement published in the Australian Financial Review or The Australian;

(b) in the case of New Zealand Domestic Notes, given by an advertisement published in the New Zealand Herald; or

(c) if the Pricing Supplement specifies an additional or alternate newspaper, given by an advertisement published in that newspaper.

20.2 Notices to the Issuer and the Agents

All notices and other communications to the Issuer or an Agent must be in writing and may be left at the address of, or sent by prepaid post (airmail, if appropriate) to, the Specified Office of the Issuer or the Agent.

20.3 When effective

All notices and other communications take effect from the time they are received unless a later time is specified in them.

20.4 Deemed receipt - publication in newspaper

If published in a newspaper, all notices and other communications are taken to be received on the first date that publication has been made in all the required newspapers.

20.5 Deemed receipt - postal

If sent by post, all notices and other communications are taken to be received five days after posting.

21 Governing law

21.1 Governing law

Notes are governed by the law in force in New South Wales.

21.2 Jurisdiction

The Issuer submits, and each Holder is taken to have submitted, to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. The Issuer waives any right it has to object to an action being brought in those courts including by claiming that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction. Pursuant to Article VI, Section 3 of the Issuer's Articles of Agreement, actions may be brought against the Issuer only in a court of competent jurisdiction in the territories of a member in which the Issuer has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed securities.

21.3 Serving documents

Without preventing any other method of service, any document in any action may be served on the Issuer or a Holder by being delivered or left at their registered office or principal place of business.

21.4 Service of process

Any document referred to in Condition 21.3 ("Serving Documents") may be served on the Issuer at its office at Level 19, 14 Martin Place, Sydney NSW 2000. If for any reason that person ceases to be able to act as such, the Issuer will immediately appoint another person with an office located in New South Wales to receive any such document and promptly notify the Registrar and the Holders of such appointment.

Form of Pricing Supplement

The Pricing Supplement to be issued in respect of each Tranche of Notes will be substantially in the form set out below.

Series No.: [●]

Tranche No.: [●]

International Finance Corporation

Debt Issuance Programme

Issue of

[Aggregate Principal Amount of Tranche]
[Title of Notes] ("**Notes**")

The date of this Pricing Supplement is [●].

This Pricing Supplement (as referred to in the Information Memorandum dated 7 August 2007 in relation to the above Programme) relates to the Tranche of Notes referred to above. It is supplementary to, and should be read in conjunction with the Note Deed Poll executed by the Issuer dated 7 August 2007.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be registered under the United States Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). The Notes have not been approved or disapproved by the Commission or any State Securities Commission, nor has the Commission or any State Securities Commission passed upon the accuracy or adequacy of this Information Memorandum. Any representation to the contrary is a criminal offence in the United States. For a description of certain restrictions on offers and sales of Notes and on distribution of this Pricing Supplement and the Information Memorandum, see the section headed "Subscription and Sale" in the Information Memorandum.

[The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia and nor is the Issuer a registered bank in New Zealand pursuant to the Reserve Bank of New Zealand Act 1989. The Notes are not the obligations of The International Bank for Reconstruction and Development or of any government and, in particular, are not guaranteed by the Commonwealth of Australia or any other person or governmental agency or instrumentality of any jurisdiction.] *[Amend as appropriate depending on whether the Notes are Australian Domestic Notes or New Zealand Domestic Notes]*

The Notes do not represent deposits or other liabilities of the Arranger or any Dealer, nor does the Arranger or any Dealer in any way stand behind the capital value and/or the performance of the Notes. The holding of Notes is subject to investment risk, including possible delays in repayment and loss of income and principal invested.

The particulars to be specified in relation to the Tranche of Notes referred to above are as follows:

1	**Issuer**	:	International Finance Corporation
2	**Type of Notes**	:	Australian Domestic Notes: [Fixed Rate]
			Other Notes (including New Zealand Domestic Notes): [Fixed Rate / Floating Rate / Zero Coupon / Index Linked /

			Instalment / other]
3	**If to form a single Series with an existing Series, specify the existing Series and the date on which all Notes of the Series become fungible, if not the Issue Date**	:	[Specify]
4	**Method of distribution**	:	[Private / Syndicated Issue]
5	**Lead Manager[s]**	:	[Name(s)]
6	**Purchasing Dealer[s]**	:	[Name(s)]
7	**Principal amount of Tranche**	:	[Specify]
8	**Issue Date**	:	[Specify]
9	**Purchase Price**	:	[Specify]
10	**Currency and denomination**	:	[Specify currency and amount]
11	**Maturity Date**	:	[Specify] [In the case of amortising Notes, insert the date on which the last instalment of principal is payable].
12	**Status of the Notes**	:	Unsubordinated
13	**If the Notes are Fixed Rate Notes**	:	Condition 6 applies: [Yes / No]
	Fixed Coupon Amount	:	[Specify]
	Interest Rate	:	[Specify]
	Interest Commencement Date, if not Issue Date	:	[Specify]
	Interest Payment Dates	:	[Specify]
	Business Day Convention	:	[Following Business Day Convention / Preceding Business Day Convention / No Adjustment / other]
	Day Count Fraction	:	[Specify]
14	**If the Notes are Floating Rate Notes**	:	Condition 7 applies: [Yes / No]
	Interest Commencement Date, if not Issue Date	:	[Specify / Not applicable]
	Interest Rate	:	[Specify method of calculation]
	Interest Payment Dates	:	[Specify dates or the Specified Period]
	Business Day Convention	:	[Floating Rate Convention (specify interest period) / Following Business Day Convention / Modified Following Business Day Convention / Preceding Business Day Convention / No Adjustment / other]
	Margin	:	[Specify] (state if positive or negative)

	Day Count Fraction	:	[Specify]
	Fallback Interest Rate	:	[Specify / Not applicable]
	Interest Rate Determination	:	[ISDA Determination / Screen Rate Determination / Bank Bill Rate Determination]
	[If ISDA Determination applies, specify]		
	Floating Rate Option	:	[Specify]
	Designated Maturity	:	[Specify]
	Reset Date	:	[Specify]
	[If Screen Rate Determination applies, specify]		
	Relevant Screen Page	:	[Specify]
	Relevant Time	:	[Specify]
	Reference Rate	:	[Specify]
	Reference Banks	:	[Specify]
	Interest Determination Date	:	[Specify]
	[If Bank Bill Rate Determination applies, specify]		
	Bank Bill Rate	:	[Yes / No] [Set out any variation to the Conditions]
15	**Relevant Financial Centre**	:	[Applicable (specify) / Not applicable]
16	**Linear Interpolation**	:	[Applicable / Not applicable] [If applicable, provide details]
17	**If Notes are Structured Notes**	:	Condition 8 applies: [Yes / No] [Specify full interest determination provisions, including Interest Commencement Date, rate or calculation basis for interest or actual amounts of interest payable, amount and dates for payment, minimum / maximum rates / late payment default]
18	**Amortisation Yield**	:	[Specify] [In the case of Zero Coupon Notes, specify the Reference Price]
19	**If Notes are Instalment Notes**	:	[Specify details of Instalments including Instalment Amount and Instalment Dates]
20	**If Notes are Partly Paid Notes**	:	[Specify details]
21	**Business Day Convention**	:	[Specify]
22	**Redemption Amount**	:	[Specify any variations to the Redemption Amount as defined in the Conditions]

23	**Early Redemption Amount (Default)** **If Early Redemption Amount (Default) is not the Redemption Amount plus interest accrued on each Note to (but excluding) the redemption date insert amount or full calculation provisions**	:	[Specify]
24	**[Additional or alternate newspapers]**	:	[Specify any additional or alternate newspapers for the purposes of Condition 20.4]
25	**Other relevant terms and conditions**	:	[Specify any Conditions to be altered, varied, deleted otherwise than as provided above and also any additional Conditions to be included]
26	**Registrar**	:	[Name and address] [If required, specify details of Agency Agreement] [If required, specify any other Agents]
27	**[Calculation Agent]**	:	[Name and address] [If required, specify details of Agency Agreement]
28	**Clearing System(s)**	:	Austraclear / Specify others
29	**ISIN**	:	[Specify]
30	**[Common Code]**	:	[Specify]
31	**[Selling restrictions]**	:	[Specify any variation to the selling restrictions (clause 11.3 of the Dealer Agreement)]
32	**Listing**	:	[Unlisted / Specify]
33	**[Other amendments]**	:	[Specify]

CONFIRMED

For and on behalf of
International Finance Corporation

By: ....

Name: ....

Title: ....

Date: ....

Subscription and Sale

Under the Dealer Agreement dated 7 August 2007 between the Issuer, the Arranger and the Dealers (as amended and supplemented from time to time, "Dealer Agreement"), the Notes will be offered by the Issuer through the Dealers. The Issuer has the sole right to accept any offer to purchase Notes and may reject any offer in whole or (subject to the terms of the offer) in part. Each Dealer has the right to reject any offer to purchase Notes made to it in whole or (subject to the terms of such offer) in part. The Issuer is entitled under the Dealer Agreement to appoint one or more Dealers as a dealer for a particular Tranche of Notes or the Programme generally.

Each Dealer has agreed under the Dealer Agreement to comply with any applicable law or directive in any jurisdiction in which it may subscribe for, offer, sell, or transfer Notes and to not directly or indirectly subscribe for, offer, sell or transfer Notes or distribute any Information Memorandum or other offering material in relation to the Notes in any jurisdiction, except in circumstances that will result in compliance by the Dealer with any applicable law.

Neither the Issuer nor any Dealer has represented that any Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or in accordance with any available exemption, or assumes any responsibility for facilitating that sale.

The following selling restrictions apply:

1 General

These selling restrictions may be modified by the agreement of the Issuer and the Dealers including following a change in or clarification of a relevant law, regulation, directive, request or guideline having the force of law or compliance with which is in accordance with the practice of responsible financial institutions in the country concerned or any change in or introduction of any of them or in their interpretation or administration. Any such modification will be set out in any relevant Subscription Agreement and in the applicable Pricing Supplement issued in respect of the Notes to which it relates or in a supplement to the Information Memorandum.

No action has been taken in any jurisdiction that would permit a public offering of any of the Notes, or possession or distribution of the Information Memorandum or any other offering material or any Pricing Supplement, in any country or jurisdiction where action for that purpose is required.

Persons in whose hands this Information Memorandum comes are required by the Issuer and the Dealers to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, offer, sell or deliver Notes or have in their possession or distribute such offering material and to obtain any consent, approval or permission required by them for the purchase, offer, sale or delivery by them of any Notes under the law and regulations in force in any jurisdiction to which they are subject or in which they make such purchases, offers, sales or deliveries, in all cases at their own expense, and neither Issuer nor any Dealer shall have responsibility therefore. In accordance with the above, any Notes purchased by any person which it wishes to offer for sale or resale may not be offered in any jurisdiction in circumstances which would result in the Issuer being obliged to register any further prospectus or corresponding document relating to the Notes in such jurisdiction.

2 Australia

No prospectus or other disclosure document (as defined in the Corporations Act) in relation to the Programme or any Notes has been or will be lodged with the Australian Securities and Investments Commission ("**ASIC**"). Each Dealer appointed under the Programme will be required to represent and agree that, unless the relevant Pricing Supplement (or another supplement to any Information Memorandum) otherwise provides, it:

(a) has not made or invited, and will not make or invite, an offer of the Notes for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, any Information Memorandum or other offering material or advertisement relating to any Notes in Australia,

unless:

(i) the aggregate consideration payable by each offeree is at least A$500,000 (or its equivalent in an alternate currency) (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors under Part 6D.2 of the Corporations Act 2001 of Australia;

(ii) such action complies with applicable laws and directives; and

(iii) such action does not require any document to be lodged with ASIC.

3 The United Kingdom

Each Dealer appointed under the Programme will be required to represent and agree that:

(a) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (as amended) ("**FSMA**") with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom; and

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(c) in relation to any Notes which have a maturity of less than one year:

(i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business; and

(ii) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer.

4 The United States of America

The Notes are not required to be registered under the U.S. Securities Act of 1933, as amended.

5 Hong Kong

Each Dealer appointed under the Programme will be required to represent and agree that:

(a) it has not offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any Notes other than:

  (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent);

  (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) ("**SFO**") and any rules made under the SFO; or

  (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) ("**CO**") or which do not constitute an offer to the public within the meaning of the CO; and

(b) it has not issued, or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue (in each case whether in Hong Kong or elsewhere), any advertisement, invitation or document relating to the Notes which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the SFO and any rules made under the SFO.

6 Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan ("**Securities and Exchange Law**") and, accordingly, each Dealer appointed under the Programme will be required to represent and agree that it will not offer or sell any Notes directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to a Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws and regulations and guidelines promulgated by the relevant Japanese governmental authority and regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

7 New Zealand

The Issuer does not intend that Notes be offered for sale or subscription to the public in New Zealand in terms of the Securities Act 1978 of New Zealand. Accordingly, no investment statement has been prepared and no prospectus has been or will be registered under the Securities Act 1978 of New Zealand.

The Notes shall not be directly or indirectly offered for sale or transferred to any member of the public in New Zealand in breach of the Securities Act 1978 or the Securities Regulations 1983 of New Zealand. In particular, but without limitation, Notes may only be offered or transferred either:

(a) to persons whose principal business is the investment of money or to persons who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act 1978; or

(b) to persons who are each required to pay a minimum subscription price of at least NZ$500,000 of the Notes (disregarding any amount lent by the offeror, the Issuer or any associated person of the offeror or the Issuer) before the allotment of those Notes.

In addition, each Dealer and each Holder is deemed to represent and agree that it will not distribute, publish, deliver or disseminate the Information Memorandum, any Pricing Supplement or any information or other material that may constitute an advertisement (as defined in the Securities Act 1978 of New Zealand) in relation to any offer of the Notes in New Zealand other than:

(i) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act 1978; or

(ii) in other circumstances where there is no contravention of the Securities Act 1978.

8 Singapore

The Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, as amended ("**Securities and Futures Act**"). Each Dealer appointed under the Programme will be required to represent, warrant and agree that the Notes may not be offered or sold or made the subject of an invitation for subscription or purchase nor may the Information Memorandum or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any Notes be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person falling within Section 274 of the Securities and Futures Act, (b) to a relevant person pursuant to Section 275(1A) of the Securities and Futures Act, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Each Dealer appointed under the Programme will be required to further represent, warrant and agree to notify (whether through the distribution of this Information Memorandum or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any Notes or otherwise) each of the following relevant persons specified in Section 275 of the Securities and Futures Act which has subscribed or purchased Notes from and through that Dealer, namely a person who is:

(a) a corporation (which is not an accredited investor as defined in Section 4A of the Securities and Futures Act) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

that shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act except:

(a) to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person defined in Section 275(2) of the Securities and Futures Act, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

(b) where no consideration is given for the transfer; or

(c) where the transfer is by operation of law.

9 European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "**Relevant Member State**"), each Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State ("**Relevant Implementation Date**") it has not made and will not make an offer of Notes to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) if the Pricing Supplement in relation to the Notes specify that an offer of those Notes may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a **Non-exempt Offer**), following the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the final terms contemplating such Non-exempt Offer, in accordance with the Prospectus Directive, in the period beginning and ending on the dates specified in such prospectus or final terms, as applicable;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43,000,000 and (3) an annual net turnover of more than EUR50,000,000 all as shown in its last annual or consolidated accounts;

(d) at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(e) at any time any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes referred to in (b) to (e) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Taxation

Australian Taxation

*The following is a summary of the taxation treatment under the Income Tax Assessment Acts of 1936 and 1997 of Australia (together, "**Australian Tax Act**"), at the date of this Information Memorandum, of payments of interest (as defined in the Australian Tax Act) on the Notes to be issued by an Issuer under the Programme and certain other matters. It is not exhaustive and, in particular, does not deal with the position of certain classes of holders of Notes (including, dealers in securities, custodians or other third parties who hold Notes on behalf of any holders of Notes).*

Prospective holders of Notes should also be aware that particular terms of issue of any Series of Notes may affect the tax treatment of that and other Series of Notes. The following is a general guide and should be treated with appropriate caution. Prospective holders of Notes should consult their professional advisers on the tax implications of an investment in the Notes for their particular circumstances.

The following summary may be amended, supplemented or replaced (in part or whole) or qualified in relation to a particular issue of Notes in the applicable Pricing Supplement.

Under Australian laws as presently in effect:

(a) *interest withholding tax* - payments of principal and interest made under Notes will not be subject to Australian interest withholding tax;

(b) *death duties* - no Notes will be subject to death, estate or succession duties imposed by Australia, or by any political subdivision or authority therein having power to tax, if held at the time of death;

(c) *stamp duty and other taxes* - no ad valorem stamp, issue, registration or similar taxes are payable in Australia on the issue or transfer of any Notes;

(d) *other withholding taxes on payments in respect of Notes* - the tax file number requirements of Part VA of the Australian Income Tax Assessment Act 1936 and section 12-140 of the Taxation Administration Act 1953 of Australia ("**Taxation Administration Act**") should not apply in connection with Notes issued by the Issuer;

(e) *supply withholding tax* - payments in respect of the Notes can be made free and clear of the "supply withholding tax" imposed under section 12-190 of the Taxation Administration Act; and

(f) *goods and services tax ("**GST**")* - neither the issue nor receipt of the Notes will give rise to a liability for GST in Australia on the basis that the supply of Notes will comprise either an input taxed financial supply or (in the case of an offshore subscriber) a GST-free supply. Furthermore, neither the payment of principal or interest by the Issuer, nor the disposal of the Notes, would give rise to any GST liability in Australia.

New Zealand Taxation

The following is a summary of the New Zealand withholding tax treatment at the date of this Information Memorandum of payments of principal and interest on Notes. This summary addresses the New Zealand withholding tax treatment of Holders. It does not address all New Zealand tax issues (including income tax issues) which may be relevant to Holders.

Prospective Holders (including prospective holders of a beneficial interest in a Note) should seek independent advice on the New Zealand tax implications applicable to them.

Under New Zealand laws currently in effect:

1. The Issuer enjoys certain exemptions from New Zealand tax under the International Finance Agreements Act 1961 and the Income Tax Act 2004. As a result, the New Zealand Registrar is not required to deduct non-resident withholding tax from interest paid in respect of New Zealand Domestic Notes where the beneficial owner of the Note is a non-resident of New Zealand and does not carry on business through a fixed establishment in New Zealand.

   The Issuer is exempt from the requirement to deduct resident withholding tax (RWT) from interest paid in respect of a New Zealand Domestic Note to a New Zealand resident beneficial owner (or a non-resident beneficial owner engaged in business in New Zealand through a fixed establishment in New Zealand). However, it is possible that a person holding a New Zealand Domestic Note for such a beneficial owner might have an obligation to deduct RWT unless the beneficial owner has a valid certificate of exemption from RWT rules and has submitted a copy of that certificate to such person.

2. Neither the issue nor receipt of a New Zealand Domestic Note will give rise to any goods and services tax liability in New Zealand.

3. New Zealand does not have a stamp duty regime.

Directory

Issuer

International Finance Corporation

2121 Pennsylvania Avenue, N.W.
Washington, DC 20433
U.S.A.
Telephone: + 1 202 458 9230
Facsimile: + 1 202 974 4376
Attention: Vice President, Finance and Treasury

Arranger

Commonwealth Bank of Australia
(ABN 48 123 123 124 and AFSL 234945)

Level 4
120 Pitt Street
Sydney NSW 2000
Australia
Telephone: +61 2 9312 0213
Facsimile: +61 2 9312 0755
Attention: Head of Corporate Securities, Securities Origination

Australian Registrar

Reserve Bank of Australia
(ABN 50 008 559 486)

65 Martin Place
Sydney NSW 2000
Australia
Telephone: + 61 9551 9820
Facsimile: + 61 9551 8007
Attention: The Registrar

New Zealand Registrar

Computershare Investor Services Limited

Level 2
159 Hurstmere Road
Takapuna
Auckland 1020
New Zealand
Telephone: + 64 9 488 8700
Facsimile: + 64 9 488 8788
Attention: Account Manager

Note Deed Poll

Dated 7 August 2007

in relation to the Australian Debt Issuance Programme of International Finance Corporation ("Issuer")

The Notes are not required to be registered under the U.S. Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). The Notes have not been approved or disapproved by the Commission or any State Securities Commission, nor has the Commission or any State Securities Commission passed upon the accuracy or adequacy of any Information Memorandum issued in connection with the Programme ("Information Memorandum"). Any representation to the contrary is a criminal offence in the United States. For a description of certain restrictions on offers and sale of Notes and on distribution of the Information Memorandum, see the section of the Information Memorandum entitled "Subscription and Sale".

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia and nor is the Issuer a registered bank in New Zealand pursuant to the Reserve Bank of New Zealand Act 1989. The Notes are not the obligations of The International Bank for Reconstruction and Development or of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

Mallesons Stephen Jaques
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.mallesons.com

Note Deed Poll
Contents

Details		**1**
General terms		**2**
1	**Interpretation**	**2**
1.1	Incorporation of other defined terms	2
1.2	Definitions	2
1.3	References to certain general terms	2
1.4	References to principal and interest	3
1.5	Number	4
1.6	Headings	4
2	**The Notes**	**4**
2.1	Creation of Notes	4
2.2	Undertaking to pay	4
2.3	Appointment of Registrar	4
2.4	No dealing by Issuer	4
3	**Rights and obligations of Holders**	**4**
3.1	Benefit and entitlement	4
3.2	Rights independent	5
3.3	Holders bound	5
3.4	Directions to hold this deed	5
3.5	Copies of documents to Holders	5
4	**Governing law**	**5**
4.1	Governing law	5
4.2	Jurisdiction	5
4.3	Serving documents	5
4.4	Service of process	6
Schedule - Meetings Provisions		**7**
Signing page		**19**

Note Deed Poll

Details

Parties		
Issuer	Name	**International Finance Corporation**
	Address	2121 Pennsylvania Avenue, N.W. Washington, DC 20433 United States of America
	Telephone	+ 1 202 458 9230
	Fax	+ 1 202 974 4376
	Attention	Vice President, Finance and Treasury
Beneficiaries	Each person who is from time to time a Holder.	
Recitals	**A**	The Issuer has established an Australian Debt Issuance Programme (**"Programme"**) for the issuance, from time to time, of Notes.
	B	Notes will be issued in uncertificated registered form by inscription in the Register and the Issuer wishes to constitute Notes under this deed poll.
Governing law	New South Wales	
Date of deed poll	7 August 2007	

Note Deed Poll

General terms

1 Interpretation

1.1 Incorporation of other defined terms

Terms which are defined in the Conditions have the same meaning when used in this deed unless the same term is also defined in this deed, in which case the definition in this deed prevails.

1.2 Definitions

These meanings apply unless the contrary intention appears:

Conditions means, in relation to a Note, the terms and conditions applicable to such Note as set out in the Information Memorandum, as amended, supplemented, modified or replaced by the Pricing Supplement applicable to such Note;

Details means the section of this deed headed "Details";

Information Memorandum means, in respect of a Note, the information memorandum, disclosure document (as defined in the Corporations Act 2001 of Australia) or other offering document referred to in the applicable Pricing Supplement;

Pricing Supplement means, in respect of a Tranche of Notes, the pricing or other supplement prepared and issued in relation to such Notes and which has been confirmed by the Issuer;

Register means a register, including any branch register, of Holders established and maintained by or on behalf of the Issuer; and

Registrar means, such person appointed by the Issuer to establish and maintain the Register by or on behalf of the Issuer from time to time.

1.3 References to certain general terms

Unless the contrary intention appears, a reference in this agreement to:

(a) a group of persons is a reference to any two or more of them jointly and to each of them individually;

(b) an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(c) an agreement, representation or warranty by two or more persons binds them jointly and each of them individually, but an agreement,

representation or warranty by a Dealer binds the Dealer, individually only;

(d) anything (including an amount) is a reference to the whole and each part of it;

(e) a document (including this agreement) includes any variation or replacement of it;

(f) law means common law, principles of equity, and laws made by parliament (and laws made by parliament include federal or state laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(g) a directive includes a treaty, official directive, request, regulation, guideline or policy (whether or not having the force of law) with which responsible participants in the relevant market generally comply;

(h) Australian dollars or A$ is a reference to the lawful currency of Australia;

(i) New Zealand dollars or NZ$ is a reference to the lawful currency of New Zealand;

(j) a time of day is a reference to Sydney time unless otherwise specified;

(k) the word "person" includes an individual, a firm, a body corporate, an unincorporated association and an authority;

(l) a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns; and

(m) the words "including", "for example" or "such as" when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind.

1.4 References to principal and interest

Unless the contrary intention appears, in this deed:

(a) any reference to "principal" is taken to include the Redemption Amount (as defined in the Conditions) in respect of a Note, any additional amounts in respect of principal which may be payable under the Conditions), any premium payable in respect of a Note, and any other amount in the nature of principal payable in respect of the Notes under the Conditions; and

(b) any reference to "interest" is taken to include any Additional Amounts and any other amount in the nature of interest payable in respect of the Notes under the Conditions.

1.5 Number

The singular includes the plural and vice versa.

1.6 Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this deed.

2 The Notes

2.1 Creation of Notes

The obligations of the Issuer under the Notes are constituted by, and owing under, this deed.

2.2 Undertaking to pay

The Issuer unconditionally and irrevocably undertakes with each Holder:

(a) to pay, in respect of each Note issued by it and held by the Holder, principal, (if applicable) interest and any other amounts in accordance with the Conditions; and

(b) otherwise to comply with the Conditions of that Note.

2.3 Appointment of Registrar

The Issuer agrees to appoint a registrar as Registrar for each Series of Notes and to procure that such Registrar establishes and maintains a principal Register:

(a) for each Series of Australian Domestic Notes, in New South Wales; and

(b) for each Series of New Zealand Domestic Notes, in Auckland,

or, in either case, such other place as the Issuer and the relevant Registrar may agree.

2.4 No dealing by Issuer

The Issuer may not assign or otherwise deal with its rights under this deed except in relation to a particular Series as expressly contemplated by the Conditions.

3 Rights and obligations of Holders

3.1 Benefit and entitlement

This deed is executed as a deed poll. Each Holder has the benefit of, and is entitled to enforce, this deed even though it is not a party to, or is not in existence at the time of execution and delivery of, this deed.

3.2 Rights independent

Each Holder may enforce its rights under this deed independently from each other Holder and any other person.

3.3 Holders bound

The Notes are issued on the condition that each Holder (and any person claiming through or under a Holder) is taken to have notice of, and be bound by, this deed, the Information Memorandum and the Conditions.

3.4 Directions to hold this deed

Each Holder is taken to have irrevocably:

(a) instructed the Issuer that this deed (or a certified copy) is to be delivered to and held by the Australian Registrar; and

(b) appointed and authorised the Australian Registrar to hold this deed in Sydney (or any other place as the Issuer and the Australian Registrar may agree) on behalf of the Holders.

3.5 Copies of documents to Holders

Within 14 days of an Issuer receiving a written request from a Holder to do so, the Issuer must ensure that the relevant Registrar gives to the Holder a certified copy of this deed if the Holder requires the copy in connection with any legal proceeding, claim or action brought by the Holder in relation to its rights under a Note.

4 Governing law

4.1 Governing law

This deed is governed by the law in force in New South Wales.

4.2 Jurisdiction

The Issuer submits, and each Holder is taken to have submitted, to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. The Issuer waives any right it has to object to an action being brought in those courts including by claiming that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction. Pursuant to Article VI, Section 3 of the Issuer's Articles of Agreement, actions may be brought against the Issuer only in a court of competent jurisdiction in the territories of a member in which the Issuer has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed securities.

4.3 Serving documents

Without preventing any other method of service, any document in any action may be served on the Issuer or a Holder by being delivered or left at their registered office or principal place of business.

4.4 Service of process

Any document referred to in clause 4.3 ("Serving documents") may be served on the Issuer at its office at Level 19, 14 Martin Place, Sydney NSW 2000. If for any reason that person ceases to be able to act as such, the Issuer will immediately appoint another person with an office located in New South Wales to receive any such document and promptly notify each Registrar and the Holders of such appointment.

EXECUTED as a deed poll

Note Deed Poll

Schedule - Meetings Provisions

The following provisions apply to meetings of Holders.

1 Convening a meeting

1.1 Who can convene a meeting?

The Issuer or the relevant Registrar may convene a meeting whenever they think fit.

The relevant Registrar must convene a meeting if it is asked to do so in writing:

(a) by the Issuer; or

(b) by Holders who alone or together hold Notes representing at least 10% of the outstanding nominal amount of Notes of any Series.

However, the relevant Registrar need not convene a meeting unless it is indemnified to its satisfaction against all costs, charges and expenses incurred in convening the meeting.

1.2 Venue

A meeting may be held at two or more venues using any technology that gives the Holders as a whole a reasonable opportunity to participate.

2 Notice of meeting

Holders who are registered as Holders less than 21 days before a meeting will not receive notice of that meeting.

2.1 Period of notice

Unless otherwise agreed in writing by each Holder, at least 21 days' notice of a meeting must be given to:

(a) each Holder (or in the case of a Note registered as being owned jointly, the person whose name appears first in the relevant Register);

(b) if the notice is not given by the relevant Registrar, that Registrar; and

(c) if the notice is not given by the Issuer, the Issuer.

2.2 Contents of notice

The notice must:

(a) specify the date, time and place of the meeting;

(b) specify the resolutions to be proposed; and

(c) explain how Holders may appoint Proxies and state that Proxies may be appointed until 48 hours before the meeting but not after that time.

2.3 Effect of failure to give notice

The accidental omission to give notice of a meeting to, or the non-receipt of notice by, any person entitled to receive notice does not invalidate any resolution passed at the meeting.

2.4 Notices to be given in accordance with Conditions

Condition 20 ("Notices") applies to these provisions as if it was fully set out in these provisions.

2.5 Calculation of period of notice

If a notice must be given within a certain period of days, the day on which the notice is given, and the day on which the meeting is to be held, are not to be counted in calculating that period.

3 Chairman

3.1 Nomination of chairman

The Issuer must nominate in writing a person as the chairman of a meeting.

The chairman of a meeting may, but need not, be a Holder.

3.2 Absence of chairman

If a meeting is held and:

(a) a chairman has not been nominated; or

(b) the person nominated as chairman is not present within 15 minutes after the time appointed for the holding of the meeting, or is unable or unwilling to act,

the Holders or Proxies present may appoint a chairman.

3.3 Chairman of adjourned meeting

The chairman of an adjourned meeting need not be the same person as was the chairman of the meeting from which the adjournment took place.

4 Quorum

4.1 Number for a quorum

At any meeting, any two or more Holders present in person or by Proxy form a quorum for the purposes of passing the resolutions shown in the table below only if they alone or together hold (or in the case of Proxies, represent Holders who hold) Notes representing at least the proportion of the outstanding nominal amount of the Notes of the relevant Series shown in the table below.

Type of resolution	Required proportion for any meeting except for meeting previously adjourned because of lack of quorum	Required proportion for meeting previously adjourned because of lack of quorum
Extraordinary Resolution requiring a Special Quorum	75%	25%
Extraordinary Resolution	Clear Majority	No requirement
Ordinary Resolution	10%	No requirement

In determining how many Holders are present, each individual attending as a Proxy is to be counted, except that:

(a) where a Holder has appointed more than one Proxy, only one is to be counted; and

(b) where an individual is attending both as a Holder and as a Proxy, that individual is to be counted only once.

4.2 Requirement for a quorum

An item of business (other than the choosing of a chairman) may not be transacted at a meeting unless a quorum is present when the meeting proceeds to consider it. If a quorum is present at the time the first item of business is transacted, it is taken to be present when the meeting proceeds to consider each subsequent item of business unless the chairman of the meeting (on the chairman's own motion or at the request of a Holder or Proxy who is present) declares otherwise.

4.3 If quorum not present

If within 15 minutes (or such longer period not exceeding 30 minutes as the Chairman may decide) after the time appointed for a meeting a quorum is not present, the meeting:

(a) if convened on the requisition of Holders, is dissolved; and

(b) in any other case, is adjourned until a date, time and place the chairman appoints. The date of the adjourned meeting must be no earlier than 14 days, and no later than 42 days after, the date of the meeting from which the adjournment took place.

4.4 If quorum not present at adjourned meeting

If a quorum is not present within 15 minutes (or such longer period not exceeding 30 minutes as the Chairman may decide) after the time appointed for any adjourned meeting, the chairman may dissolve the meeting.

If the meeting is not dissolved in accordance with this provision, the chairman may with the consent of (and must if directed by) any meeting adjourn the meeting to a new date (being not less than 10 days from the date of the adjourned meeting), time or place. Only business which might validly (but for the lack of required quorum) have been transacted at the original meeting may be transacted at the adjourned meeting.

5 Adjournment of a meeting

5.1 When a meeting may be adjourned

The chairman of a meeting may with the consent of (and must if directed by) any meeting adjourn the meeting or any business, motion, question, resolution, debate or discussion being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting at any time and any place.

5.2 Business at adjourned meeting

Only unfinished business is to be transacted at a meeting resumed after an adjournment.

5.3 Notice of adjourned meeting

It is not necessary to give notice of an adjournment unless the meeting is adjourned because of a lack of a quorum. In that case, unless otherwise agreed in writing by each Holder, the Issuer must give 10 days' notice of the adjourned meeting to each person entitled to receive notice of a meeting under these provisions. The notice must state the quorum required at the adjourned meeting but need not contain any further information.

6 Voting

6.1 Voting on a show of hands

Every resolution put to a vote at a meeting must be at first instance decided on a show of hands unless a poll is properly demanded and the demand is not withdrawn.

A declaration by the chairman that a resolution has been carried, or carried by a particular majority, or lost or not carried by any particular majority, is conclusive evidence of the fact. Neither the chairman nor the minutes need

state, and it is not necessary to prove, the number or proportion of the votes recorded in favour of or against the resolution.

6.2 When is a poll properly demanded

A poll may be demanded by:

(a) the chairman;

(b) the Issuer;

(c) one or more Holders, or

(d) proxies or representatives holding or representing in aggregate not less than 2 per cent. of the nominal amount of Notes outstanding.

The poll may be demanded before a vote is taken or before or immediately after the voting results on a show of hands are declared.

6.3 Poll

If a poll is properly demanded, it must be taken in the manner and at the date and time directed by the chairman. The result of the poll is a resolution of the meeting at which the poll was demanded.

A poll demanded on the election of a chairman or on a question of adjournment must be taken immediately.

A demand for a poll may be withdrawn.

The demand for a poll does not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll was demanded.

6.4 Equality of votes - chairman's casting vote

If there is an equality of votes either on a show of hands or on a poll, the chairman of the meeting has a casting vote in addition to any votes to which the chairman is entitled as a Holder or Proxy.

6.5 Entitlement to vote

A Holder (or, in the case of a Note registered as being owned jointly, the person whose name appears first in the relevant Register) may be present and vote in person at any meeting in respect of the Note or be represented by Proxy.

Except where these provisions otherwise provide, at any meeting:

(a) on a show of hands, each Holder present in person and each other person present as a Proxy has one vote; and

(b) on a poll each Holder or Proxy present has one vote in respect of each principal amount equal to the Denomination of the Notes of the Series in respect of which the meeting is being held of Notes which are

registered in that person's name or in respect of which that person is a Proxy.

Without affecting the obligations of the Proxies named in any Form of Proxy, any person entitled to more than one vote need not use all votes (or cast all the votes) to which it is entitled in the same way.

6.6 Entitlement to attend

The Issuer, the relevant Registrar, the Holders and their respective financial and legal advisers may attend and speak at any meeting.

6.7 Objections to right to vote

A challenge to a right to vote at a meeting of Holders:

(a) may only be made at the meeting; and

(b) must be determined by the chairman, whose decision is final.

7 Proxies

7.1 Appointment of proxy

A Holder entitled to attend and vote at a meeting may appoint a Proxy to attend and act on that Holder's behalf in connection with any meeting by a Form of Proxy signed by the Holder. If the Holder is a corporation, the Form of Proxy must be executed in accordance with the Corporations Act or the Companies Act 1993 (New Zealand), as the case may be.

7.2 Validity of Forms of Proxy

Forms of Proxy are valid for so long as the Notes to which they relate are registered in the name of the appointor but not otherwise.

7.3 Who may be a Proxy?

A Proxy:

(a) need not be a Holder; and

(b) may be an attorney, officer, employee, contractor, agent, representative of, or otherwise connected with, the Issuer.

7.4 Form of Proxy must be lodged with Registrar

A Form of Proxy will not be treated as valid unless it is (together with any power of attorney or other authority under which it is signed, or a copy of that power or authority certified in the manner as the relevant Registrar may require) received by the relevant Registrar (or a person appointed to act on behalf of that Registrar as specified in the notice of meeting) at the office specified in the notice of meeting no later than 24 hours before the meeting at which the Form of Proxy is to be used.

7.5 Revocation and amendment

Any vote given in accordance with the terms of a Form of Proxy is valid even if, before the Proxy votes, the relevant Holder:

(a) revokes or amends the Form of Proxy or any instructions in relation to it; or

(b) transfers the Notes in respect of which the proxy was given,

unless notice of that revocation, amendment or transfer is received from the Holder who signed that Form of Proxy by the relevant Registrar (or a person appointed to act on behalf of that Registrar specified in the notice of meeting) at the office specified in the notice of meeting no later than 24 hours before the meeting at which the Form of Proxy is used.

8 Single Holder

If there is only one Holder, the Holder may pass a resolution by recording it and signing the record.

9 Circulating Resolutions

The Holders may without a meeting being held:

(a) pass an Ordinary Resolution, if within one month after the Notification Date, Holders representing more than 50% of the principal amount of outstanding Notes as at the Notification Date sign a document stating that they are in favour of the resolution set out in the document; or

(b) pass an Extraordinary Resolution, if within one month after the Notification Date, Holders representing at least 75% of the principal amount of outstanding Notes as at the Notification Date sign a document containing a statement that they are in favour of the resolution set out in the document.

Separate copies of a document may be used for signing by Holders if the wording of the resolution and statement is identical in each copy.

The resolution is passed when the last Holder signs it.

The accidental omission to give a copy of a Circulating Resolution to, or the non-receipt of a copy by, any Holder does not invalidate the Circulating Resolution.

10 Matters requiring an Extraordinary Resolution

The following matters require an Extraordinary Resolution of Holders:

(a) a variation of a provision of the Note Deed Poll, the Conditions or a right created under any of them, except for:

(i) a variation which may be made without the consent of Holders under Condition 18.2 ("Variation without consent"); and

(ii) a variation which requires a Special Quorum under paragraph 11 ("Extraordinary Resolutions requiring a Special Quorum");

(b) a waiver of any breach or other non-performance of obligations by the Issuer in connection with the Note Deed Poll, or the Conditions, or an authorisation of any proposed breach or non-performance;

(c) the exercise of any right, power or discretion under the Note Deed Poll or the Conditions that expressly requires an Extraordinary Resolution; and

(d) the appointment of any committee (which need not consist of Holders) to represent the interests of the Holders and the conferring on the committee of any rights, powers or discretions which the Holders may exercise by an Extraordinary Resolution.

11 Extraordinary Resolutions requiring a Special Quorum

The following matters require a Special Quorum to be present at the meeting:

(a) any proposal for any modification, abrogation, variation or compromise of the rights of the Holders against the Issuer, whether those rights arise under the Note Deed Poll, the Conditions or otherwise;

(b) the exchange or substitution of the Notes for, or the conversion of the Notes into, shares, bonds or other obligations or securities of the Issuer or any other body corporate which is not expressly permitted under the Conditions;

(c) a change to the dates of maturity or redemption of any Notes or any date on which a payment of principal or interest is due on any Notes;

(d) the authorisation of any person to do anything necessary to give effect to an Extraordinary Resolution;

(e) to give any authority, direction or sanction required to be given by Extraordinary Resolution;

(f) to appoint any persons (whether Holders or not) as a committee or committees to represent the interests of Holders and to confer upon them any powers or discretions which the Holders could themselves exercise by Extraordinary Resolution;

(g) a reduction or cancellation of an amount payable, or a change to the method of calculating an amount payable or a date of payment in respect of the Notes (other than where the reduction, cancellation or

change is expressly provided for in the Conditions or where the modification increases the amount payable);

(h) a change to the due currency of any payment or denomination in respect of the Notes;

(i) a change to the majority required to pass an Extraordinary Resolution; and

(j) a change to the quorum (whether a Special Quorum or otherwise) required to pass an Extraordinary Resolution.

12 Matters requiring an Ordinary Resolution

The Holders have the power exercisable by Ordinary Resolution to do anything for which an Extraordinary Resolution is not required.

13 Effect and notice of resolution

13.1 Resolutions are binding

A resolution passed at a meeting duly convened and held (or by a Circulating Resolution duly sent and signed) in accordance with these provisions is binding on all Holders, whether or not they were present, or voted, at the meeting (or signed the Circulating Resolution).

13.2 Notice of resolutions

The Issuer must give notice to the Holders and the Registrar of the result of the voting on a resolution within 14 days of the result being known. However, a failure to do so does not invalidate the resolution.

13.3 Consent of Issuer

No resolution varying a provision of the Note Deed Poll, the Conditions or a right created under any of them is effective unless the Issuer consents to that variation.

14 Minutes

14.1 Minute books

The Issuer must keep minute books in which it records:

(a) proceedings and resolutions of meetings; and

(b) Circulating Resolutions.

14.2 Minutes and Circulating Resolutions must be signed

The Issuer must ensure that:

(a) minutes of a meeting are signed by the chairman of the meeting or by the chairman of the next meeting; and

(b) Circulating Resolutions are signed by a director or secretary of the Issuer.

14.3 Minutes and Circulating Resolutions conclusive

A minute or Circulating Resolution that is recorded and signed in accordance with these provisions, unless the contrary is proved, conclusive evidence:

(a) of the matters contained in it;

(b) that the meeting has been duly convened and held (or copies of the proposed Circulating Resolution have been duly sent and signed); and

(c) that all resolutions have been duly passed.

15 Further procedures

The Issuer may prescribe further regulations for the holding of, attendance and voting at meetings as are necessary or desirable and do not adversely affect the interests of the Holders.

16 Notes of more than one Series

16.1 Application

This paragraph 16 ("Notes of more than one Series") applies whenever there are outstanding Notes which do not form a single Series.

16.2 Resolutions affecting one Series

A resolution which affects one Series of Notes only is taken to have been duly passed if passed at a meeting, or by a Circulating Resolution, of the Holders of that Series.

16.3 Resolutions affecting more than one Series

A resolution which affects more than one Series of Notes but does not give rise to a conflict of interest between the Holders of any of the Series so affected is taken to have been duly passed if passed at a single meeting, or by a Circulating Resolution, of the Holders of all Series so affected.

A resolution which affects more than one Series of Notes and gives or may give rise to a conflict of interest between the Holders of any of the Series so affected is taken to have been duly passed if passed at separate meetings, or by separate Circulating Resolutions, of the Holders of each Series so affected.

16.4 Legal opinions

The Issuer may rely on, and the Holders are bound by, a legal opinion from a leading law firm in Australia to the effect that a resolution:

(a) affects one Series of Notes only; or

(b) if it affects more than one Series of Notes, does not give rise to a conflict of interest, for the purposes of determining the meeting or meetings which need to be held for the purposes of this paragraph 16 ("Notes of more than one Series").

16.5 References to certain terms

Unless the contrary intention appears, a reference in these provisions to:

(a) a meeting is to a meeting of Holders of a single Series of Notes and references to "Notes" and to "Holders" are to the Notes of the Series in respect of which a meeting has been, or is to be, called and to the Holders of those Notes, respectively;

(b) a Circulating Resolution of Holders is to a Circulating Resolution of Holders of a single Series of Notes and references to "Notes" and to "Holders" are to the Notes of the Series in respect of which a Circulating Resolution has been, or is to be, passed and to the Holders of those Notes respectively;

(c) the relevant Registrar is to the Registrar of each of the relevant Series of Notes.

17 Interpretation

17.1 Incorporation of other defined terms

Terms which are defined in the Conditions have the same meaning when used in these provisions unless the same term is also defined in these provisions, in which case the definition in these provisions prevails. Subject to this, the remaining "Interpretation" provisions of the Conditions apply to these provisions.

17.2 Definitions

These meanings apply unless the contrary intention appears.

Circulating Resolution means a written resolution of Holders made in accordance with paragraph 9 ("Circulating Resolutions").

Conditions means the terms and conditions applicable to the Notes set out in Information Memorandum, as supplemented, amended or replaced by the Pricing Supplement applicable to those Notes.

Extraordinary Resolution means a resolution:

(a) passed at a meeting by at least 75% of the votes cast at which the requisite quorum is present as set out in paragraph 4.1 ("Number for a quorum"); or

(b) made in writing by Holders in accordance with paragraph 9(b) ("Circulating Resolutions").

Form of Proxy means a notice in writing in the form available from the Registrar.

Ordinary Resolution means a resolution:

(a) passed at a meeting by at least 50% of the votes cast at which the requisite quorum is present as set out in paragraph 4.1 ("Number for a quorum"); or

(b) made in writing by Holders in accordance with paragraph 9(a) ("Circulating Resolutions").

Proxy means a person so appointed under a Form of Proxy.

Notification Date means the date stated in the copies of a Circulating Resolution sent to Holders, which must be no later than the date on which that resolution is first notified to Holders.

Special Quorum has the meaning set out in paragraph 4.1 ("Number for a quorum").

17.3 Holders at a specified time

The time and date for determining the identity of a Holder who may be counted for the purposes of determining a quorum or attend and vote at a meeting, or sign a Circulating Resolution, is at the close of business in the place where the Register is kept on the date which is seven days before the date of the meeting or, for a Circulating Resolution, the Notification Date.

17.4 Notes held by Issuer and its Related Entities

In determining whether the provisions relating to quorum, meeting and voting procedures are complied with, any Notes held in the name of the Issuer or any of its Related Entities must be disregarded.

Note Deed Poll

Signing page

DATED: 7 August 2007

SIGNED by)
as authorised signatory for and)
SEALED AND DELIVERED on)
behalf of **INTERNATIONAL**)
FINANCE CORPORATION in the)
presence of:)

....) ....
Signature of witness) JOHN BORTHWICK

SEBASTIANO BOTTIO)
Name of witness (block letters))

Dealer Agreement

Dated 7 August 2007

In relation to the Australian Debt Issuance Programme of International Finance Corporation

Mallesons Stephen Jaques
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.mallesons.com

Dealer Agreement
Contents

1	**Interpretation**	**3**
1.1	Definitions	3
1.2	References to certain general terms	9
1.3	References to principal	10
1.4	Number	10
1.5	Headings	11
2	**The Programme**	**11**
2.1	The Programme	11
2.2	Appointments of Dealers	11
2.3	Appointment of Arranger	11
2.4	Lead Manager	11
2.5	Types of Notes	11
2.6	Term of Programme	12
2.7	Currencies	12
2.8	Additional issuance	12
3	**Conditions precedent**	**12**
3.1	Conditions to first issue	12
3.2	Conditions to each issue	13
3.3	Benefit of conditions and waiver	14
4	**Procedures for offer and acceptance of Notes**	**14**
4.1	Issue of Notes to Dealers	14
4.2	Preparation of Subscription Agreement	14
4.3	Promotion of secondary market in Syndicated Issue	14
4.4	No obligation to facilitate liquidity in Private Issue	14
4.5	General procedures	15
4.6	Third party sales by the Issuer	15
5	**Form of Notes**	**15**
5.1	Form of Notes	15
5.2	Pricing Supplement	16
5.3	Description of Notes	16
6	**Payment and issue of Notes**	**17**
6.1	Clearing Systems	17
6.2	Transactions through a Clearing System	17
6.3	Clearing System rules apply	17
6.4	Transactions not through a Clearing System	18
7	**Dealers' acknowledgments and obligations**	**18**
7.1	No disclosure document or prospectus	18
7.2	Dealers to observe applicable law	18
7.3	Selling restrictions	18
7.4	Change to selling restrictions	19
7.5	Purchasing Dealers to obtain authorisations	19

7.6	Dealer's right to suspend or cancel	19
7.7	Extent and duration	20
8	**Information Memorandum**	**20**
8.1	Issuer to give copies of the Information Memorandum and other documents	20
8.2	Authority to distribute	20
8.3	Withdrawal of Information Memorandum	21
8.4	Authorised information	21
8.5	Secondary market distribution	22
9	**Representations and warranties**	**22**
9.1	Representations and warranties	22
9.2	Repetition of representations and warranties	23
9.3	Reliance	23
10	**Undertakings to Arranger**	**23**
11	**Undertakings**	**24**
11.1	General Undertakings	24
11.2	ASX Listing	25
12	**Fees - Dealers**	**25**
13	**Fees - Arranger**	**26**
14	**Costs and indemnities**	**26**
14.1	What the Issuer agrees to pay	26
14.2	Indemnity by Issuer to Arranger	27
14.3	Indemnity by Issuer to Dealers	27
14.4	Indemnity by Dealers	28
14.5	Conduct of claims	28
14.6	Unavailability of indemnification	30
14.7	Currency conversion on judgment debt	31
14.8	Currency of payment	31
15	**Scope of relationship**	**31**
15.1	Relationships	31
15.2	Duties of Arranger	32
15.3	Status of the Arranger	32
15.4	Dealers not acting as agent of Issuers	32
15.5	Nature of obligations	33
15.6	Nature of obligations under Subscription Agreement	33
16	**Termination of the appointment of the Arranger**	**33**
17	**Dealer appointment and termination**	**33**
17.1	Appointment of Dealers	33
17.2	When appointment of Dealer takes effect	33
17.3	Obligations and rights of Dealers	33

18	**Calculation Agents**	**34**
18.1	Appointment of Calculation Agent	34
18.2	Calculation Agency Agreements	34
18.3	Dealer as calculation agent	34
19	**Dealing with interests**	**34**
20	**Notices**	**34**
20.1	Form	34
20.2	Delivery	34
20.3	When effective	35
20.4	Deemed Receipt - postal	35
20.5	Deemed receipt - fax	35
20.6	Deemed receipt - telephone	35
20.7	Deemed receipt - general	35
20.8	Waiver of notice period	35
21	**General**	**35**
21.1	Application to Programme Documents	35
21.2	Prompt performance	35
21.3	Consents	36
21.4	Certificates	36
21.5	Discretion in exercising rights	36
21.6	Partial exercising of rights	36
21.7	No liability for loss	36
21.8	Conflict of interest	36
21.9	Remedies cumulative	36
21.10	Indemnities	36
21.11	Successors and assigns	37
21.12	Rights and obligations are unaffected	37
21.13	Inconsistent law	37
21.14	Supervening legislation	37
21.15	Time of the essence	37
21.16	Variation and waiver	37
21.17	Confidentiality	37
21.18	Counterparts	38
21.19	Governing law	38
21.20	Jurisdiction	38
21.21	Serving documents	38
21.22	Service of process	38

Dealer Agreement

Details

Parties	**Issuer, Arranger** and **Dealers** each as described below.	
Issuer	Name	**International Finance Corporation**
	Address	2121 Pennsylvania Avenue, N.W. Washington, DC 20433 United States of America.
	Telephone	+ 1 202 458 9230
	Fax	+ 1 202 974 4376
	Attention	Vice President, Finance and Treasury
Arranger	Name	**Commonwealth Bank of Australia**
	ABN	48 123 123 124
	Address	Level 4 120 Pitt Street Sydney NSW 2000 Australia
	Telephone	+ 61 2 9312 0213
	Fax	+ 61 2 9312 0110
	Attention	Senior Manager, Securities Origination
Dealers	Dealers may be appointed, from time to time, by the Issuer for any Tranche of Notes in accordance with clause 17 ("Dealer appointment and termination").	
Australian Registrar	Name	The Reserve Bank of Australia
	ABN	50 008 559 486
New Zealand Registrar	Name	Computershare Investor Services Limited

Programme Documents	include: • this agreement; • the Note Deed Poll; • each Agency Agreement; • each Pricing Supplement; and • each Relevant Agreement.
Governing law	New South Wales
Date of agreement	See Signing page

Dealer Agreement

General terms

Part 1 The Programme

1 Interpretation

1.1 Definitions

These meanings apply unless the contrary intention appears:

Agency Agreement means:

(a) an Australian Registry Services Agreement;

(b) a New Zealand Registry Services Agreement; or

(c) any other agency agreement entered into by the Issuer in relation to an issue of Notes.

Agreement Date means, in respect of any Note, the date on which agreement is reached for the issue of such Note as contemplated in clause 3.2 ("Conditions to each issue") which, in the case of Notes in relation to which a Subscription Agreement is entered into, shall be the date on which the Subscription Agreement is signed by or on behalf of all the parties to it.

Arranger means the person so described in the Details.

ASX means the Australian Stock Exchange operated by ASX Limited (ABN 98 008 624 691).

Audited Accounts means the most recently published audited consolidated and unconsolidated financial statements of the Issuer.

Austraclear means Austraclear Limited (ABN 94 002 060 773).

Austraclear New Zealand System means the system operated by the Reserve Bank of New Zealand in New Zealand for holding securities and electronic recording and settling of transactions in those securities between members of that system.

Austraclear Regulations means the regulations known as "Austraclear System Regulations" established by Austraclear to govern the use of the Austraclear System.

Austraclear System means the system operated by Austraclear for holding securities and electronic recording and settling of transactions in those securities between members of the system.

Australian Dollar Equivalent means on any day:

(a) in relation to any Note denominated in Australian dollars, the principal amount of that Note; and

(b) in relation to any Note denominated in any other currency, the amount in Australian dollars which would be required to purchase the principal amount of that Note as expressed in that other currency at the spot rate of exchange for the purchase of that other currency with Australian dollars quoted by Calculation Agent or the Purchasing Dealer at or about 11.00am on that day.

Australian Domestic Notes means a Note denominated in Australian dollars, which may be cleared through the Austraclear System and specified as such in the applicable Pricing Supplement.

Australian Registrar means, in relation to Australian Domestic Notes, The Reserve Bank of Australia (ABN 50 008 559 486) or such other person appointed by the Issuer pursuant to the Australian Registry Services Agreement to maintain a Register in relation to Australian Domestic Notes and perform such payment and other duties as specified in that agreement.

Australian Registry Services Agreement means the agreement entitled "Agency and Registry Services Agreement" between the Issuer and the Australian Registrar and dated 7 August 2007 and entered into in relation to the Australian Domestic Notes.

Authorised Officer means:

(a) in the case of a Dealer or a Lead Manager, a director or secretary of the Dealer or Lead Manager as the case may be or an officer of that party whose title contains the word "director", "chief", "head", "president", "manager" or "dealer", or a person performing the functions of any of them, or any other person appointed by that party as an Authorised Officer for the purposes of the Programme Documents; and

(b) in the case of the Issuer, a person appointed by the Issuer as an Authorised Officer for the purposes of the Programme Documents whose specimen signature has been given to the Arranger.

Bank Bill Rate means, for an interest period:

(a) in the case of Australian Domestic Notes, the average mid rate for Bills having a tenor closest to the relevant interest period as displayed on the "BBSW" page of the Reuters monitor system on the first day of that interest period; and

(b) in the case of New Zealand Domestic Notes, the "FRA" Rate for Bills having a tenor closest to the relevant interest period as displayed on the "BKBM" page of the Reuters monitor system on the first day of that interest period.

However, if the average mid rate is not displayed by 10:30 am on that day (or, in the case of New Zealand Domestic Notes, as close as reasonably practicable to 10:45 am (New Zealand time) on that day), or if it is displayed but the Calculation Agent determines that there is an obvious error in that rate, **Bank Bill Rate** means the rate determined by the Calculation Agent in

good faith at approximately 10:30 am on that day (or, in the case of New Zealand Domestic Notes, as close as reasonably practicable to 10:45 am (New Zealand time) on that day), having regard, to the extent possible, to the rates otherwise bid and offered for bills of that tenor at or around that time (including any displayed on the "BBSY", "BBSW" or "BKBM" (as the case may be) page of the Reuters monitor system).

Bid Rate means:

(a) the margin over Bank Bill Rate (or any other reference rate or option specified by the Issuer); or

(b) the set yield (expressed as a percentage rate per annum yield to maturity to two decimal places),

nominated by the Issuer or a Dealer.

Bill has the meaning it has in the Bills of Exchange Act 1909 of Australia in respect of the Australian Domestic Notes, and the Bills of Exchange Act 1908 of New Zealand in respect of the New Zealand Domestic Notes, and a reference to the acceptance of a Bill is to be interpreted in accordance with that Act.

Business Day means a day on which banks are open for general banking business in Washington, DC, and;

(a) for Australian Domestic Notes, Sydney, Australia; and

(b) for New Zealand Domestic Notes, Auckland and Wellington, New Zealand,

and in each (if any) Relevant Financial Centre specified in the applicable Pricing Supplement (not being a Saturday, Sunday or public holiday in that place) and, if a Note is to be issued or paid on that day, a day on which each Clearing System for the relevant Note is operating.

Calculation Agent means the Registrar or any other person specified in the Pricing Supplement as the party responsible for calculating the interest rate and other amounts required to be calculated under the Conditions or specified in the relevant Pricing Supplement.

Clearing System means:

(a) the Austraclear System;

(b) the Austraclear New Zealand System; or

(c) any other clearing system specified in the Pricing Supplement.

Conditions means, in relation to a Note, the terms and conditions applicable to that Note set out in the Note Deed Poll as supplemented, amended or replaced by the relevant Pricing Supplement.

Corporations Act means the Corporations Act 2001 of Australia.

Costs includes costs, charges and expenses, including those incurred in connection with advisers.

Dealer means each Dealer appointed in accordance with clause 17.2 ("When appointment of Dealer takes effect"), other than a Dealer who has resigned or whose appointment has expired or been terminated under clause 17 ("Dealer appointment and termination").

Dealer Accession Letter means a letter substantially in the form of schedule 2 ("Form of Dealer Accession Letter"), or another document approved by the Issuer for the purpose of clause 17.2 ("When appointment of Dealer takes effect").

Denomination means the notional face value of a Note.

Details means the section of this agreement headed "Details".

Documents means this agreement, the Note Deed Poll and the Agency Agreement.

Event of Default has the meaning given to it in the Conditions.

GST means a goods and services or similar tax imposed in Australia or New Zealand, as applicable.

Information Memorandum means any information memorandum (and any supplements to it) prepared on behalf of, and approved by, the Issuer in connection with the issue of Notes and includes:

(a) all documents incorporated by reference in it; and

(b) any other information (including a Pricing Supplement) approved by the Issuer from time to time.

Issue Date means, in relation to a Tranche, the date on which a Note is, or is to be, issued.

Issuer means the person so described in the Details.

Lead Manager means, in relation to any Tranche, a Dealer who is specified in the relevant Pricing Supplement and related Subscription Agreement as the "Lead Manager" or a "Joint Lead Manager" for that Tranche. A reference to "Lead Manager" is a reference to the Lead Manager or the Joint Lead Managers of a Tranche (as the case may be).

Loss means any liability, damages, cost, loss or expense (including, without limitation, all reasonable legal fees, costs and expenses paid or incurred in disputing or defending any action, demand or proceedings).

Material Adverse Effect means a material adverse effect on the Issuer's ability to comply with its obligations under the Notes.

Maturity Date means the date so specified in, or determined in accordance with, the Pricing Supplement as the date for redemption of that Note.

New Dealer means any financial institution appointed as a Dealer in accordance with clause 17.2 ("When appointment of Dealer takes effect").

New Zealand Domestic Notes means a Note denominated in New Zealand dollars, which may be cleared through the Austraclear New Zealand System and specified as such in the applicable Pricing Supplement.

New Zealand Registrar means, in relation to New Zealand Domestic Notes, Computershare Investor Services Limited or such other person appointed by the Issuer pursuant to the New Zealand Registry Services Agreement to maintain a Register in relation to New Zealand Domestic Notes and perform such payment and other duties as specified in that agreement.

New Zealand Registry Services Agreement means the agreement entitled "Registrar and Paying Agency Agreement" between the Issuer and the New Zealand Registrar and dated on or about 7 August 2007 and entered into in relation to the New Zealand Domestic Notes.

Note means a medium term debt obligation issued or to be issued by the Issuer under this agreement and which is constituted by, and owing under, the Note Deed Poll, the details of which are recorded in, and evidenced by, entry in the relevant Register.

Note Deed Poll means the deed poll so entitled executed by the Issuer on or about the date of this agreement.

Person means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality.

Pricing Supplement means, in respect of a Tranche, a pricing supplement based on the form set out in the Information Memorandum duly completed and signed by the Issuer.

Private Issue means an issue of Notes as so described in clause 4.1 ("Issue of Notes to Dealers").

Procedures Memorandum means any memorandum setting out the procedures for the issue of a Tranche or Series of Notes agreed by the Issuer, the Registrar and a Purchasing Dealer from time to time.

Programme means the uncommitted programme for the issue of Notes as described in this agreement and the Information Memorandum.

Programme Documents means the documents described as such in the Details and any document which the Issuer acknowledges in writing to be a Programme Document.

Purchase Price means in relation to Notes being issued to a Purchasing Dealer, the price payable by the Purchasing Dealer to the Issuer under the Subscription Agreement executed in respect of those Notes. This amount may, without limitation, be calculated by reference to the Reserve Bank of Australia "Tender Stock Method" formula and may include any accrued

interest and take account of any agreed commission, concessions or other agreed deductibles.

Purchasing Dealer means the Dealer purchasing Notes in accordance with a Subscription Agreement entered into under this agreement.

Rating Agency means each of Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc and Moody's Investors Service Limited.

Register means a register, including any branch register, of holders of Notes established and maintained by or on behalf of the Issuer under an Agency Agreement.

Registrar means:

(a) for Australian Domestic Notes, the Australian Registrar;

(b) for New Zealand Domestic Notes, the New Zealand Registrar; and

(c) any other party appointed by the Issuer under an Agency Agreement to establish and maintain a Register on that Issuer's behalf from time to time and expressed to be the registrar in respect of any Series or Tranche of Notes.

Related Entity has the meaning it has in the Corporations Act.

Relevant Agreement means an agreement (whether oral or in writing) between the Issuer and any Dealer for the sale by the Issuer and the purchase by that Dealer of any Notes and includes each Subscription Agreement.

Relevant Party means each Dealer, each of their respective affiliates and each person who controls them (within the meaning of section 15 of the Securities Act or section 20 of the Exchange Act) and each of their respective directors, officers, employees and agents.

SEC means the United States Securities and Exchange Commission.

Securities Act means the United States Securities Act of 1933.

Securities Exchange Act means the United States Securities Exchange Act of 1934.

Series means an issue of Notes made up of one or more Tranches all of which form a single Series and are issued on the same Conditions except that the Issue Date (in the case of Notes) and the Interest Commencement Date (as specified in the Pricing Supplement) may be different in respect of a different Tranche of a Series.

Specified Currency means any currency as may be agreed between the Issuer and the Purchasing Dealers that satisfies the requirements of clause 2.7 ("Currencies") and, in relation to Notes, is specified in the relevant Pricing Supplement.

Subscription Agreement means an agreement between the Issuer and one or more Dealers for the issue by the Issuer, and the subscription by those Dealers, of any Notes and includes any agreement substantially in the form of schedule 3 ("Form of Subscription Agreement").

Syndicated Issue means an issue of Notes as so described in clause 4.1 ("Issue of Notes to Dealers").

Taxes means taxes, levies, imposts, charges and duties (including stamp and transaction duties) imposed by any authority together with any related interest, penalties, fines and expenses in connection with them except if imposed on, or calculated having regard to, the net income of a Dealer.

Tenor of a Note means the number of days from and including its Issue Date, but excluding, its Maturity Date.

Tranche means an issue of Notes specified as such in the relevant Pricing Supplement issued on the same Issue Date and on the same Conditions.

1.2 References to certain general terms

Unless the contrary intention appears, a reference in this agreement to:

(a) a group of persons is a reference to any two or more of them jointly and to each of them individually;

(b) an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(c) an agreement, representation or warranty by two or more persons binds them jointly and each of them individually, but an agreement, representation or warranty by a Dealer binds the Dealer, individually only;

(d) anything (including an amount) is a reference to the whole and each part of it;

(e) a document (including this agreement) includes any variation or replacement of it;

(f) law means common law, principles of equity, and laws made by parliament (and laws made by parliament include federal or state laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(g) a directive includes a treaty, official directive, request, regulation, guideline or policy (whether or not having the force of law) with which responsible participants in the relevant market generally comply;

(h) Australian dollars or A$ is a reference to the lawful currency of Australia;

(i) New Zealand dollars or NZ$ is a reference to the lawful currency of New Zealand;

(j) a time of day is a reference to Sydney time unless otherwise specified;

(k) the word "person" includes an individual, a firm, a body corporate, an unincorporated association and an authority;

(l) a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(m) the words "including", "for example" or "such as" when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind.

1.3 References to principal

Unless the contrary intention appears, in this agreement:

(a) any reference to "principal" is taken to include the Redemption Amount (as defined in the Conditions), any additional amounts in respect of principal which may be payable under the Conditions, any premium payable in respect of a Note and any other amount in the nature of principal payable in respect of the Notes under the Conditions;

(b) the principal amount of a Note issued at a discount is to be taken as at any time to equal the lesser of:

(i) its Denomination; and

(ii) if specified in the relevant Pricing Supplement, its Amortised Face Amount (as defined in the Conditions) at that time;

(c) the principal amount of a Note which is to vary by reference to a schedule or formula (where such determination has been previously made in accordance with the Conditions) is to be taken as at any time to equal its varied amount;

(d) the principal amount of a Partly Paid Note (as defined in the Conditions) is to be taken to equal its paid up principal amount; and

(e) the principal amount of an Instalment Note (as defined in the Conditions) at any time is to be taken to be its Denomination less the total instalments repaid to the extent that such instalments relate to a repayment of principal.

1.4 Number

The singular includes the plural and vice versa.

1.5 Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this agreement.

2 The Programme

2.1 The Programme

The Programme is an uncommitted debt issuance programme under which the Issuer may issue Notes to any one or more Dealers. Unless otherwise agreed with the Issuer, no Dealer is obliged to offer for sale, bid for or place any Notes. The Issuer need not issue any Notes under the Programme.

2.2 Appointments of Dealers

The Issuer may appoint Dealers under clause 17 ("Dealer appointment and termination").

2.3 Appointment of Arranger

The Issuer appoints the Commonwealth Bank of Australia to act as arranger of the Programme on the terms set out in this agreement and the Commonwealth Bank of Australia accepts its appointment. The Issuer reserves the right to terminate, at any time, the appointment of the Arranger in accordance with the provisions of clause 16 ("Termination of Arranger").

2.4 Lead Manager

The Issuer may appoint, in relation to any Tranche or Series of Notes, one or more Dealers as the Lead Manager of that Tranche or Series and the details of the appointment must be specified in the relevant Pricing Supplement and Subscription Agreement.

2.5 Types of Notes

Notes issued under the Programme may:

(a) bear interest at a rate which is fixed, floating or calculated by reference to an index rate;

(b) be issued at a discount or premium;

(c) amortise by reference to a schedule or formula;

(d) have principal or interest determined by reference to one or more values of currencies, commodities, interest rates or other indices or formulae;

(e) be issued on an unsubordinated basis; or

(f) have special conditions specified in the relevant Pricing Supplement.

2.6 Term of Programme

The Programme continues until the earlier of:

(a) the date 30 days after the Issuer has given notice of termination of the Programme to the Arranger; or

(b) the date agreed in writing by the Issuer and the Arranger.

2.7 Currencies

The parties acknowledge that Notes issued under the Programme may be denominated in currencies other than Australian dollars or New Zealand dollars. Any agreement for the sale and purchase of a Note denominated in a currency other than Australian dollars or New Zealand dollars is conditional on:

(a) it being lawful and in compliance with all requirements of any relevant central bank and any other relevant fiscal, monetary, regulatory or other authority, for Notes denominated in that currency to be issued, offered for sale and sold;

(b) that other currency being freely transferable and freely convertible into Australian dollars or New Zealand dollars (as the case may be);

(c) Notes denominated in that other currency being capable of being transacted through the relevant Clearing System; and

(d) any appropriate amendments which the Issuer, the relevant Purchasing Dealer or the relevant Calculation Agent require having been made to this agreement or any other Programme Document.

2.8 Additional issuance

The Dealers acknowledge that:

(a) nothing in the Programme Documents prohibits or restricts the Issuer from issuing notes, bonds or other debt instruments (including dematerialised securities) otherwise than under the Programme; and

(b) the Issuer may, from time to time, issue and sell those notes, bonds or other debt instruments to third parties who are not Dealers.

3 Conditions precedent

3.1 Conditions to first issue

The Issuer agrees not to issue any Notes under the Programme until the Arranger has received every item listed in schedule 1 ("Conditions precedent") in form and substance satisfactory to the Arranger. Any item required to be certified must be certified by an authorised signatory of the Issuer or any Authorised Officer of the Issuer as being true and complete as at a date earlier than the date of this agreement. The Arranger agrees to notify the Issuer as soon as practicable after they receive the final item.

3.2 Conditions to each issue

A Purchasing Dealer need not accept delivery of, or pay for, any Notes under this agreement unless, as at the proposed Issue Date:

(a) there is an Information Memorandum in relation to those Notes that has not been withdrawn;

(b) the representations and warranties in clause 9.1 ("Representations and warranties") are correct and not misleading and, since the date of the Relevant Agreement in respect of the proposed issue of Notes, no event has occurred making those representations and warranties untrue or incorrect in a manner which is material in the context of the issue and offer of the Notes, from when they were made or taken to be made in accordance with clause 9.2 ("Repetition of representations and warranties");

(c) no Event of Default continues unremedied or would result from the issue of Notes;

(d) there is no outstanding breach of any of the obligations of the Issuer under any Programme Document which has not been waived by such Purchasing Dealer pursuant to clause 3.3 ("Benefit of conditions and waiver");

(e) the Issuer has delivered a signed copy of a Pricing Supplement to the Purchasing Dealer;

(f) the Issuer and the Purchasing Dealer have signed a Subscription Agreement in respect of the relevant Notes;

(g) the Purchasing Dealer has received any other approvals or documents specified as conditions precedent in the Subscription Agreement in form and substance satisfactory to it;

(h) if Notes are to be listed on the ASX or any other stock exchange, the ASX or other stock exchange has agreed, on or before the Issue Date, to list the Notes subject only to their issue or other conditions acceptable to the Purchasing Dealers;

(i) there shall not have occurred:

(i) any national or international calamity or development, crisis of a political or economic nature, or change in the money or capital markets in which the Notes are being offered, the effect of which on such financial markets shall be such as in the judgment of the relevant Purchasing Dealer or the Issuer materially adversely affects the ability of the relevant Purchasing Dealer to sell or distribute the Notes, whether in the primary market or in respect of dealings in the secondary market; and

(ii) any downgrading in the rating accorded to any of the Issuer's outstanding unsecured debt securities (specifically excluding

any rated loan participations and/or asset backed securities) by either Moody's Investors Service, Inc. or Standard & Poor's Rating Service, a division of the McGraw Hill Companies, Inc.; and

(j) there has been, since the signing of the Subscription Agreement, no adverse change in the financial situation of the Issuer that has, or may reasonably be expected to have, a Material Adverse Effect.

3.3 Benefit of conditions and waiver

Each condition precedent in clause 3.2 ("Conditions to each issue") is for the benefit of a Purchasing Dealer and may be waived by it by notice in writing to the Issuer. A waiver does not affect any other Purchasing Dealer.

Part 3 Notes

4 Procedures for offer and acceptance of Notes

4.1 Issue of Notes to Dealers

The Issuer may from time to time agree with one or more Dealers to issue a Tranche of Notes by way of private placement with one or more Dealers ("**Private Issue**") or as a syndicated issue with one or more Dealers under which one or more of them are appointed as a Lead Manager ("**Syndicated Issue**"), at the prices and on terms agreed between the Issuer and relevant Dealer.

4.2 Preparation of Subscription Agreement

The Issuer (or a Lead Manager or a Purchasing Dealer at the request of the Issuer) agrees to ensure that a Subscription Agreement and Pricing Supplement is prepared and entered into in respect of each proposed issue. No Dealer is under any obligation to enter into a Subscription Agreement.

4.3 Promotion of secondary market in Syndicated Issue

Each Purchasing Dealer party to a Subscription Agreement in relation to a Syndicated Issue of Notes agrees to use reasonable endeavours, subject to market conditions, to facilitate liquidity in those Notes in the secondary market.

4.4 No obligation to facilitate liquidity in Private Issue

Unless otherwise agreed, each Dealer party to a Subscription Agreement in relation to a Private Issue of Notes is not obliged to facilitate liquidity in those Notes, other than in respect of a further Tranche of an existing Syndicated Issue issued by way of Private Issue. In that case the Purchasing Dealer agrees to use reasonable endeavours, subject to market conditions, to facilitate liquidity in those Notes in the secondary market.

4.5 General procedures

The Issuer and one or more Dealers may from time to time agree:

(a) procedures for the making of requests and bids, the timing of sales and settlements and any other matter in connection with an issue of any Notes by the Issuer; and

(b) a form of a Procedures Memorandum for the issue of Notes by the Issuer under this agreement. Unless expressly provided otherwise in the Procedures Memorandum, if there is any inconsistency between that Procedures Memorandum and this agreement, this agreement prevails.

4.6 Third party sales by the Issuer

Despite clause 4.1 ("Issue of Notes to Dealers"), the Dealers acknowledge that the Issuer may, from time to time, issue and sell Notes to third parties who are not Dealers. If the Issuer does this, it agrees that it will ensure that those third party purchasers agree to comply with the selling restrictions set out in the Information Memorandum.

5 Form of Notes

5.1 Form of Notes

Each Note must:

(a) be denominated in Australian dollars, New Zealand dollars or another Specified Currency;

(b) be registered on a Register located in:

(i) in the case of Australian Domestic Notes, Sydney (or any other place in New South Wales agreed between the Issuer and the Australian Registrar); and

(ii) in the case of New Zealand Domestic Notes, Auckland (or any other place in New Zealand agreed between the Issuer and the New Zealand Registrar);

(c) be debt obligations of the Issuer which are constituted by, and owing under, the Note Deed Poll and be subject to the Conditions;

(d) have a Tenor of more than 365 days (or as otherwise specified in the relevant Pricing Supplement);

(e) have an Issue Date which is a Business Day; and

(f) be issued in a Denomination of A$10,000, NZ$10,000 or, if the Notes are issued in another Specified Currency, a Denomination specified in any applicable Supplement, provided that:

(i) in the case of:

(A) Australian Domestic Notes offered in Australia:

(aa) the aggregate consideration payable in respect of an issue or transfer is at least A$500,000 (or its equivalent in another currency, disregarding money lent by the offeror or its associates); and

(ab) the issue results from an offer or invitation for those Notes which does not require disclosure to investors under Part 6D.2 of the Corporations Act; or

(B) in the case of New Zealand Domestic Notes offered in New Zealand:

(aa) the aggregate consideration payable in respect of an issue or transfer is not less than NZ$500,000 (disregarding any amount lent by the offeror, the Issuer or any associated person of the offeror or the Issuer); or

(ab) the notes are issued or transferred to persons whose principal business is the investment of money or who, in the ordinary course of and for the purposes of their business, habitually invest money within the meaning of the Securities Act 1978 of New Zealand; and

(ii) the issue complies with all other applicable laws.

5.2 Pricing Supplement

The Pricing Supplement may provide for additional terms applying to, or varying the terms of, Notes of any Series.

To the extent the terms of the Pricing Supplement are inconsistent with any Programme Document, the terms of that Programme Documents are varied in accordance with, and on the issue of the Pricing Supplement in respect of those Notes.

5.3 Description of Notes

Notes of any Series may be described as "Fixed Rate Notes", "Floating Rate Notes", "Zero Coupon Notes", "Structured Notes", , or by another marketing name specified in the relevant Pricing Supplement.

6 Payment and issue of Notes

6.1 Clearing Systems

Each issue of Notes may be transacted either:

(a) through a Clearing System;

(b) outside any Clearing System; or

(c) by a combination of (i) and (ii).

6.2 Transactions through a Clearing System

If transactions in respect of the Notes are to be made through a Clearing System, on the Issue Date for the Notes:

(a) the Issuer agrees to:

(i) procure the issue of the Notes and their registration in the name of the operator of the Clearing System (or as otherwise directed by the operator) as agreed with the Purchasing Dealer in accordance with the relevant allocations agreed in the Subscription Agreement; and

(ii) lodge the Notes, or arrange for the Notes to be lodged in the relevant Clearing System and request that those Notes be transferred to the account of each Purchasing Dealer (or any other account as directed by that Purchasing Dealer) against payment of the relevant portion of the Purchase Price; and

(b) each Purchasing Dealer agrees to pay the Purchase Price for the relevant Notes to be purchased by it:

(i) in the case of Notes to be lodged in the Austraclear System, by effecting settlement through the Austraclear System on the Issue Date for those Notes; or

(ii) in the case of Notes lodged in another Clearing System, by transferring funds to the relevant account of a paying agent with that Clearing System or its nominee for value on the Issue Date for those Notes; or

(iii) in any other manner agreed between the Issuer and that Dealer.

6.3 Clearing System rules apply

Transactions between the Issuer and Purchasing Dealer relating to Notes lodged in a Clearing System are subject to the rules and regulations of that Clearing System.

6.4 Transactions not through a Clearing System

If transactions in respect of a Note are not to be transacted through a Clearing System then on the Issue Date for the Note:

(a) the Issuer agrees to procure the issue of and the registration of the Notes in the name of the Purchasing Dealers (or as otherwise directed by the Purchasing Dealers) for their respective allocations against payment of the Purchase Price; and

(b) each Purchasing Dealer agrees to pay the Purchase Price for the Notes to be purchased by it in immediately available funds in the manner agreed between the Issuer and the Purchasing Dealer; and

(c) as soon as possible after it receives payment under paragraph (b), the Issuer agrees to issue or procure the issue to the Purchasing Dealer of so many numbers of marked transfer and acceptance forms for the Notes purchased by the Purchasing Dealer on that date as the Purchasing Dealer reasonably requests.

Part 5 Standard terms

7 Dealers' acknowledgments and obligations

7.1 No disclosure document or prospectus

Unless specified in the relevant Pricing Supplement, each Dealer acknowledges that:

(a) no prospectus or other disclosure document in relation to Notes or the Programme has been lodged with the Australian Securities and Investments Commission, the New Zealand Securities Commission or any other authority; and

(b) no action has been taken, or will be taken, in any jurisdiction which would permit a public offering of the Notes, or possession or distribution of the Information Memorandum or any other offering material in relation to Notes (including, in the case of New Zealand Domestic Notes, information or other material that may constitute an advertisement as that term is defined in the Securities Act 1978 of New Zealand), in any jurisdiction where action for that purpose is required.

7.2 Dealers to observe applicable law

Each Dealer agrees to comply with any applicable law or directive in any jurisdiction in which it may subscribe for, offer, sell or transfer Notes.

7.3 Selling restrictions

Each Dealer agrees that it will not directly or indirectly subscribe for, offer, sell or transfer Notes, or distribute any Information Memorandum or other

offering material in relation to the Notes, in any jurisdiction except in accordance with:

(a) this agreement;

(b) the selling restrictions set out in the Information Memorandum;

(c) any additional restrictions which are set out in the applicable Subscription Agreement or the relevant Pricing Supplement; and

(d) any applicable law or directive of that jurisdiction.

7.4 Change to selling restrictions

The Issuer may, by publishing a supplement to the Information Memorandum or a new Information Memorandum or otherwise by agreement, change the selling restrictions set out in the Information Memorandum including following a change in any law or directive or in its interpretation or administration by an authority or the introduction of a new law or directive.

The Issuer agrees to consult with the Arranger before changing those restrictions. Any change must be:

(a) limited to matters required to ensure that subscriptions for, offers, sales or transfers of Notes, or the distribution of any Information Memorandum or other offering material in relation to the Notes, comply with any applicable law or directive of the relevant jurisdiction; and

(b) notified in writing to the Dealers as soon as practical and set out in the Information Memorandum (including, for the avoidance of doubt, any relevant Pricing Supplement) and any relevant Subscription Agreement.

If a Dealer has agreed to purchase Notes in accordance with this agreement, the Issuer may not change those restrictions until after those Notes have been issued unless that Dealer otherwise consents.

7.5 Purchasing Dealers to obtain authorisations

Each Purchasing Dealer agrees to obtain all authorisations (including an Australian financial services licence) required by it for the subscription, offer, sale or transfer by it of Notes under any applicable law or directive in any jurisdiction to which it is subject or in which it subscribes for, offers, sells or distributes Notes. Neither the Issuer, any Lead Manager nor the Arranger has any responsibility for obtaining those authorisations.

7.6 Dealer's right to suspend or cancel

This clause 7.6 applies if a Dealer determines that:

(a) a change in a law or directive;

(b) a change in the interpretation or administration of a law or directive by an authority; or

(c) a law or directive,

applying for the first time after the date of this agreement, makes it (or will make it) illegal or impossible in practice for the Dealer to comply with any of its obligations under this agreement. In these circumstances, the Dealer, by giving a written notice to the Issuer, may suspend or cancel some or all of the Dealer's obligations under this agreement as indicated in the notice, which notice shall also set out in detail the reasoning for such suspension.

7.7 Extent and duration

The suspension or cancellation referred to in clause 7.6 ("Dealer's right to suspend or cancel"):

(a) must apply only to the extent necessary to avoid the illegality or impossibility; and

(b) in the case of suspension, may continue only for so long as the illegality or impossibility continues.

8 Information Memorandum

8.1 Issuer to give copies of the Information Memorandum and other documents

The Issuer agrees to give to each Dealer copies of:

(a) the Information Memorandum and each supplement, amendment, or replacement of it;

(b) the documents from time to time incorporated by reference in it; and

(c) each Pricing Supplement relating to the Notes in respect of which a Dealer is a Purchasing Dealer,

in each case in such number as may from time to time reasonably be requested by each Dealer.

8.2 Authority to distribute

Subject to clause 7 ("Dealers' acknowledgements and obligations"), the Issuer authorises each Dealer to give to actual and potential purchasers of the Notes copies of the Information Memorandum in accordance with the conditions contained in the Information Memorandum.

The Issuer may from time to time update the Information Memorandum and each Dealer agrees to only use the most recent Information Memorandum received by them except as otherwise permitted under clause 8.5 ("Secondary market distribution").

8.3 Withdrawal of Information Memorandum

If the Issuer becomes aware of any thing which renders anything contained in the Information Memorandum inaccurate, incomplete, misleading or deceptive in any material respect, it agrees to notify the Dealers promptly and either:

(a) advise the Dealers that the Information Memorandum is to be withdrawn; or

(b) ensure that a new Information Memorandum (or a supplement to the existing Information Memorandum) is prepared and made available to the Dealers.

Subject to clause 8.5 ("Secondary market distribution"), the Dealers must not distribute any Information Memorandum which has been withdrawn under this clause 8.3.

8.4 Authorised information

The Issuer has not authorised the Dealers to give any information or make any representation in connection with the Notes, the Programme or the financial condition or affairs of the Issuer which is not contained in, or consistent with, the most recent Information Memorandum.

However, this does not prevent a Dealer giving actual or potential purchasers of Notes:

(a) copies of written confirmation of ratings made by the Rating Agency in relation to the Issuer, the Notes or the Programme which have not been notified to that Dealer by the Issuer as being withdrawn or out of date and in accordance with any requirements from the Rating Agency;

(b) any other information or representation approved from time to time by the Issuer in writing and which has not been notified to that Dealer by the Issuer as being withdrawn or out of date;

(c) research papers approved by the Issuer and prepared by the Dealer or its related entities in the ordinary course of its business; and

(d) any information which is in the public domain.

Each Dealer agrees not to imply that any information or representation in connection with the Notes, the Programme or the financial condition or affairs of the Issuer has been approved by the Issuer unless that information is contained in, or consistent with, the most recent Information Memorandum or is of a type described in paragraph (a) or (b).

Each Dealer agrees to direct its agents, officers and employees not to give any information or make any representation, in connection with the Notes, except as specified in this clause 8.4.

8.5 Secondary market distribution

For the purpose of facilitating a secondary market in Notes issued before the most recent Information Memorandum, the Dealers may distribute a copy of the Information Memorandum in force at the date of issue of those Notes to existing holders, and potential purchasers, of those Notes. The Dealers agree that they may only do this if they expressly draw to the attention of those persons that the Information Memorandum is provided only for the purpose of giving information in relation to the Conditions of those Notes.

9 Representations and warranties

9.1 Representations and warranties

The Issuer represents and warrants:

(a) the Information Memorandum does not, and the related Pricing Supplement (when read together with the Information Memorandum) as of its date will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that this representation and warranty does not apply to statements in or omissions from the Information Memorandum (or any such Pricing Supplement) based upon information furnished to the Issuer in writing by such Dealer expressly for use therein;

(b) the Issuer is an international organization duly established and existing under its Articles of Agreement (the "**Articles of Agreement**"), the Articles of Agreement are in full force and effect, and the Issuer possesses all necessary power and authority under the Articles of Agreement to enter into any Programme Document and, as of the relevant Issue Date, to issue, sell and deliver the Notes, and to perform its obligations under the terms hereof and thereof;

(c) the Relevant Agreement or Dealer Accession Letter (as the case may be), as of its date, has been duly authorised, executed and delivered by the Issuer;

(d) subject to the borrowing limit authorised by the Issuer's Board of Directors and in effect on the relevant Issue Date (the "**Authorised Borrowing Limit**"), the creation, issue, sale, execution and delivery of the Notes have been duly authorised, and when duly executed, authenticated, issued, delivered and paid for, the Notes will constitute valid and legally binding obligations of the Issuer in accordance with their terms; and the issue or sale of the Notes or the taking of any other action herein contemplated does not now and will not result in a breach by the Issuer of any terms of, or constitute a default under, the Articles of Agreement or any agreement or undertaking of the Issuer that is material in the context of the offer and sale of the Notes;

(e) with respect to any particular issue of Notes, as of the relevant Issue Date, and after giving effect to the issue and sale of such Notes, the Issuer will be in compliance with the Authorised Borrowing Limit;

(f) the Programme Documents have been duly authorised and, executed and delivered by the Issuer and constitute valid and legally binding obligations of the Issuer;

(g) there has not been any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, of the Issuer from that set forth in the Information Memorandum;

(h) the Issuer has obtained, or prior to the time of issuance of any particular issue of Notes will have obtained, all governmental approvals and consents required pursuant to the Articles of Agreement in connection with the offering, issue and sale of such Notes; and

(i) the most recent Information Statement and other reports of the Issuer filed with the SEC fairly present the financial condition of the Issuer as of the dates indicated and its results of operations and changes in financial position for the periods therein specified.

9.2 Repetition of representations and warranties

The representations and warranties in this clause 9 are taken to be also made (by reference to the then current circumstances) on:

(a) the date of each Relevant Agreement; and

(b) each Issue Date.

9.3 Reliance

The Issuer acknowledges that each Dealer enters into a Dealer Accession Letter in reliance on the representations and warranties in this clause 9.

10 Undertakings to Arranger

The Issuer covenants with the Arranger that:

(a) before amending or supplementing the Information Memorandum (other than in connection with any Pricing Supplement relating to a particular issue of Notes, or any amendments or supplements to the Information Memorandum consisting solely of incorporation by reference of the Issuer's Information Statement or other reports as filed with the SEC), the Issuer will furnish the Arranger with copies of such proposed amendments or supplements, which amendments or supplements shall be subject to the reasonable approval of the Arranger and counsel for the Arranger; and

(b) each time the Information Memorandum shall be amended or supplemented (other than in connection with any Pricing Supplement relating to a particular issue of Notes, or by an amendment or supplement resulting solely from incorporation by reference of the Issuer's Information Statement or other reports as filed with the SEC), the Issuer shall provide to the Arranger a certificate of the President, the Executive Vice President, any Vice President, the Director, Treasury Department, or any other officer designated by any of the above, or the Deputy General Counsel of the Issuer, dated the date of such supplement or amendment, to the effect that the representations and warranties of the Issuer contained in clause 9 ("Representations and warranties") are true and correct at the time of such amendment or supplement as though made at and as of such time (except that such representations and warranties shall be deemed to relate to the Information Memorandum as amended and supplemented to such time).

11 Undertakings

11.1 General Undertakings

The Issuer covenants with the Dealers that:

(a) with respect to any issue of Notes, the Issuer will provide to each relevant Dealer copies of the Information Memorandum, any documents incorporated by reference therein and any amendments and supplements thereto as soon as available and in such quantities as each such Dealer may reasonably request;

(b) if, during any time the Information Memorandum is being used in connection with the offer and sale of Notes pursuant to this agreement, any event shall occur as a result of which, in the judgment of the Issuer, the Information Memorandum or any applicable Pricing Supplement (when read together with the rest of the Information Memorandum) as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Issuer will promptly notify those Dealers party to any Relevant Agreement or Dealer Accession Letter in respect of Notes that have not, as of such time, been issued, and will promptly prepare an amendment or supplement to the Information Memorandum or such Pricing Supplement, as applicable, which will correct such untrue statement or omission;

(c) before amending or supplementing the Information Memorandum (except for any Pricing Supplement relating to a particular issue of Notes, or any amendments or supplements to the Information Memorandum consisting solely of incorporation by reference of the Issuer's Information Statement or other reports as filed with the SEC), the Issuer will furnish those Dealers party to the Relevant Agreement or Dealer Accession Letter in respect of Notes that have

not, as of such time, been issued with copies of such proposed amendments or supplements, which amendments or supplements shall be subject to the reasonable approval of such Dealers;

(d) with respect to any particular issue of Notes, the Issuer will furnish such information, execute such instruments and take such actions to endeavour to qualify such Notes for offer and sale under the securities laws of such jurisdictions as may be agreed between the Issuer and the relevant Dealers for such Notes, and the Issuer will maintain such qualifications in effect so long as required for the distribution of the Notes, provided, however, that the Issuer shall not be required to qualify to do business in any jurisdiction where it is not now so qualified or be subject to any other requirement which it deems (in its sole discretion) unduly burdensome) and shall pay any fees charged by investment rating services for the rating of the Notes as may be agreed between the Issuer and the Dealers for such Notes;

(e) the Issuer will not make or permit to become effective any amendment to the Agency Agreement which may adversely affect the interests of any holder of any outstanding Notes, and will not, without prior consultation with those Dealers party to a Relevant Agreement or Dealer Accession Letter in respect of Notes that have not, as of such time, been issued, make or permit to become effective any amendment to the Agency Agreement which may adversely affect the interests of any Dealer, and will promptly notify each such Dealer of any termination of, or amendment to, the Agency Agreement) and of any change in the Agents.

11.2 ASX Listing

The Issuer undertakes, in relation to any Notes issued by it, which are to be listed on the ASX or any other stock exchange:

(a) to use its reasonable endeavours to obtain and maintain the listing of those Notes; and

(b) to comply with the rules and requirements of the ASX or that other stock exchange in connection with those Notes (including any undertaking it gives to the ASX or such other stock exchange in connection with those Notes).

12 Fees - Dealers

The Issuer agrees to pay the Dealers' fees in respect of Notes that it issues as may be agreed between them from to time. The agreement must specify whether those fees are inclusive or exclusive of GST and if this is not specified, the fees will be taken to be exclusive of GST.

Unless otherwise agreed between a Dealer and the Issuer, in respect of each issue of Notes, the relevant Purchasing Dealers shall pay all costs and expenses associated with the offer and sale of such Notes, including:

(a) the preparation, production and (where appropriate) printing of the Pricing Supplement, the Relevant Agreement and any other documents in connection with the offer and sale of the Notes;

(b) all advertising in relation to the issue of the Notes approved by the Dealer and the Issuer;

(c) the initial listing and maintenance of listing of the Notes on any agreed stock exchange(s);

(d) all legal expenses of the Dealer in connection with the issue of the Notes and the fees, costs and expenses of any opinions or reliance letters to be delivered by any counsel in connection with the offer or sale of the Notes;

(e) the fees, costs and expenses of the Agents in connection with and in respect of the Notes (other than any annual or periodic fees or extraordinary fees, costs or expenses of the Agents resulting solely from any default of the Issuer) or the fees and expenses of any counsel for such Agents or such agent solely in connection with the Notes (other than any annual or periodic fees), if any;

(f) the fees, costs and expenses of any clearing system or depositary solely in relation to the Notes (other than any annual or periodic fees), if any; and

(g) all other costs and expenses incident to the performance of the Issuer's obligations in connection with the Notes which are not specifically provided for herein.

13 Fees - Arranger

The Arranger agrees that it will not be entitled to any fees from the Issuer for services performed pursuant to clause 15.2 ("Duties of Arranger"). The Issuer covenants and agrees with the Arranger that the Issuer will pay or cause to be paid the costs and expenses of the Arranger reasonably incurred in connection with the Arranger's performance of such services.

14 Costs and indemnities

14.1 What the Issuer agrees to pay

Except as may be separately agreed in writing, the Issuer agrees to pay or reimburse:

(a) **(professional advisers)** the Costs of the legal, accountancy and other professional advisers instructed by the Issuer in connection with the establishment and maintenance of the Programme, the preparation of the Information Memorandum, the issue of the Notes and the compliance by the Issuer with its obligations under each Programme Document;

(b) **(printing)** (if required) the Costs of printing the Information Memorandum;

(c) **(enforcing rights)** the Costs of each Dealer reasonably and properly incurred in otherwise acting in connection with the Programme Documents, such as exercising, enforcing or preserving rights (or considering doing so), or doing anything in connection with any enquiry by an authority involving the Issuer;

(d) **(fees)** fees (including fines and penalties in respect of fees paid) in connection with any Programme Document or the issue of any Note. However, the Issuer need not pay a fine or penalty in connection with fees to the extent that it has placed a Dealer in sufficient cleared funds for the Dealer to be able to pay the fees by the due date; and

(e) **(ratings fees)** any fees charged by investment rating services for the rating of the Notes as may be agreed between the Issuer and the Dealers for such Notes.

The Issuer agrees to pay amounts due under this clause on demand from the relevant Dealer.

14.2 Indemnity by Issuer to Arranger

The Issuer agrees to indemnify and hold harmless the Arranger and its directors, officers and employees against any loss, liability, cost, expense, claim, action or demand (including, but not limited to, all reasonable costs, charges and expenses paid or incurred in disputing or defending any of the foregoing) which the Arranger may incur or which may be made against the Arranger, arising out of or in connection with its appointment or the exercise of its functions, except such as may result from a breach by the Arranger of this Agreement or its wilful default, negligence or bad faith or that of its directors, officers or employees.

14.3 Indemnity by Issuer to Dealers

The Issuer agrees to indemnify and hold harmless each Dealer, its directors, its officers and each person, if any, who controls such Dealer within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act,

from and against any and all losses, claims, damages and liabilities (or actions in respect thereof) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Information Memorandum, any amendment or supplement thereto, any Pricing Supplement or any other selling or advertising material approved by the Issuer for use by a Dealer in connection with the offer and sale of Notes, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information furnished to the Issuer in writing by such Dealer expressly for use therein (including, without

limitation, for use in any Pricing Supplement relating to a particular issue of Notes purchased or to be purchased by such Dealer as principal or sold or offered by such Dealer on an agency basis).

14.4 Indemnity by Dealers

(a) Each Dealer agrees to indemnify and hold harmless the Issuer, its directors, its officers and each person, if any, who controls the Issuer within the meaning of either section 15 of the Securities Act or section 20 of the Securities Exchange Act to the same extent as the foregoing indemnity from the Issuer to such Dealer, but only with reference to information relating to such Dealer furnished to the Issuer in writing by such Dealer expressly for use in the Information Memorandum or any amendment or supplement thereto (including, without limitation, for use in any Pricing Supplement relating to a particular issue of Notes purchased or to be purchased by such Dealer).

(b) Without prejudice to any other rights or remedies available to the Issuer, each Dealer covenants with the Issuer that it will indemnify and hold harmless the Issuer, its directors, its officers, and each person, if any, who controls the Issuer (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) from and against any and all losses, claims, damages and liabilities (or actions in respect thereof) which any of them may incur or which may be made against any of them arising out of or resulting from any breach by such Dealer of any of its obligations or agreements contained in clause 7 ("Dealers' acknowledgments and obligations"); *provided* that no Dealer shall be liable for any loss, claim, damage or liability arising out of or resulting from the sale of Notes to any person believed in good faith by such Dealer, on reasonable grounds after making all reasonable investigations, to be a person to whom Notes could lawfully be sold in compliance with the provisions of clause 7 ("Dealers' acknowledgments and obligations"). Such indemnity shall extend to include all costs, charges and expenses which the Issuer may reasonably pay or incur in disputing or defending any claim or other proceedings in respect of which indemnity may be sought from the relevant Dealer as provided in this clause 14.4.

14.5 Conduct of claims

In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to any of clause 14.2 ("Indemnity by Issuer to Arranger"), clause 14.3 ("Indemnity by Issuer to Dealers") or clause 14.4 ("Indemnity by Dealers"), such person (for the purposes of this clause 14.5 and clause 14.6 ("Unavailability of indemnification"), the "**indemnified party**") shall promptly notify the person against whom such indemnity may be sought (for the purposes of this clause 14.5 and clause 14.6 ("Unavailability of indemnification"), the "**indemnifying party**") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in

such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless:

(a) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel; or

(b) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.

It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties, and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the indemnified parties (or a representative thereof) in the case of parties indemnified pursuant to clause 14.4 ("Indemnity by Dealers") and by the Issuer in the case of parties indemnified pursuant to clause 14.2 ("Indemnity by Issuer to Arranger") or clause 14.3 ("Indemnity by Issuer to Dealers").

The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the first sentence of the preceding paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if:

(c) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request; and

(d) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement.

No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

14.6 Unavailability of indemnification

If the indemnification provided for in either clause 14.3 ("Indemnity by Issuer to Dealers") or clause 14.4 ("Indemnity by Dealers") is unavailable to an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities:

(a) in such proportion as is appropriate to reflect the relative benefits received by the Issuer on the one hand and each Dealer participating in the offering of Notes that gave rise to such losses, claims, damages or liabilities (for the purposes of this clause 14.6, a "**Relevant Dealer**") on the other hand from the offering of the Notes; or

(b) if the allocation provided by paragraph (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in paragraph (a) above but also the relative fault of the Issuer on the one hand and each Relevant Dealer on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.

The relative benefits received by the Issuer on the one hand and each Relevant Dealer on the other in connection with the offering of such Notes shall be deemed to be in the same respective proportion as the total net proceeds from the offering of such Notes that are the subject of the claim for indemnification (before deducting expenses) received by the Issuer bears to the total discounts and commissions received by such Relevant Dealer in respect thereof. The relative fault of the Issuer on the one hand and of each Relevant Dealer on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Issuer or by such Relevant Dealer and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

If more than one Dealer is a Relevant Dealer in respect of a proceeding, each Relevant Dealer's obligation to contribute pursuant to this clause 14.6 shall be several and not joint, and shall be in the proportion that the principal amount of the Notes that are the subject of such proceeding and that were offered and sold through such Relevant Dealer bears to the aggregate principal amount of the Notes that are the subject of such proceeding.

The Issuer and each Dealer agree that it would not be just and equitable if contribution pursuant to this clause 14.6 were determined by *pro rata* allocation or by any other method of allocation that does not take account of the equitable considerations referred to above. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any

such action or claim. Notwithstanding the provisions of this clause 14.6, no Dealer shall be required to contribute any amount in excess of the amount by which the total price at which the Notes referred to in the second preceding paragraph above that were offered and sold to the public through such Dealer exceeds the amount of any damages that such Dealer has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

14.7 Currency conversion on judgment debt

If a judgment, order or proof of debt for an amount in connection with a Programme Document is expressed in a currency other than that in which the amount is due under the Programme Document, then the Issuer indemnifies each Dealer against:

(a) any difference arising from converting the other currency if the rate of exchange used by the Dealer for converting currency when it receives a payment in the other currency is less favourable to the Dealer than the rate of exchange used for the purpose of the judgment, order or acceptance of proof of debt; and

(b) the Costs of conversion.

The Issuer agrees to pay amounts due under this indemnity on demand from the Dealer.

14.8 Currency of payment

The Issuer waives any right it has in any jurisdiction to pay an amount other than in the currency in which it is due. However, if a Dealer receives an amount in a currency other than that in which it is due:

(a) it may convert the amount received into the due currency (even though it may be necessary to convert through a third currency to do so) on the day and at such rates (including spot rate, same day value rate or value tomorrow rate) as it reasonably considers appropriate. It may deduct its usual Costs in connection with the conversion; and

(b) the Issuer satisfies its obligation to pay in the due currency only to the extent of the amount of the due currency obtained from the conversion after deducting the Costs of the conversion.

Part 6 Arranger, Dealers and Agents

15 Scope of relationship

15.1 Relationships

The appointment of a person as Arranger or as a Dealer or Lead Manager does not mean that the Arranger, Dealer or Lead Manager:

(a) is a trustee for the benefit of;

(b) is a partner of; or

(c) has a fiduciary duty to, or other fiduciary relationship with,

any Dealer, the Issuer or any other person.

15.2 Duties of Arranger

In consideration for the Arranger's appointment hereunder, the Arranger agrees that it will:

(a) receive certain documents delivered pursuant to this agreement and addressed to it;

(b) assist in organising periodic due diligence meetings or telephone conference calls which the Issuer holds in connection with the Programme;

(c) review amendments or supplements to the Information Memorandum;

(d) otherwise act in an administrative capacity to facilitate the maintenance and, from time to time, the updating of the Programme; and

(e) assist the Issuer, from time to time, with various listing and filing requirements agreed between it and the Issuer including, but not limited to, the requirements relating to the listing of Notes on the ASX.

15.3 Status of the Arranger

Each of the Dealers agrees that the Arranger (in its capacity as Arranger and not when it may be acting as a Dealer) has only acted in an administrative capacity to facilitate the establishment and/or the maintenance of the Programme and has no responsibility to such Dealer for:

(a) the adequacy, accuracy, completeness or reasonableness of any representation, warranty, undertaking, agreement, statement or information in the Information Memorandum, any Pricing Supplement, this agreement or any information provided in connection with the Programme; or

(b) the nature and suitability to such Dealer of all legal, tax and accounting matters and all documentation in connection with the Programme or any Notes issued thereunder..

15.4 Dealers not acting as agent of Issuers

All purchases of Notes by a Dealer are made by it acting as principal. No Dealer is acting as agent of the Issuer under any Programme Document.

15.5 Nature of obligations

Except as expressly provided in this agreement, the obligations of the Issuer, the Arranger and each Dealer under the Programme Documents are several and independent and:

(a) the failure of one or more of them to comply with their obligations does not relieve the others of their respective obligations;

(b) no one of them is responsible for the failure of any one or more of the others to comply with their obligations; and

(c) each of them may separately enforce its rights against the others.

15.6 Nature of obligations under Subscription Agreement

Nothing in clause 15.5 ("Nature of obligations") prevents one or more Dealers from entering into a Subscription Agreement jointly or individually.

16 Termination of the appointment of the Arranger

This appointment of the Arranger may be terminated at any time by either the Issuer or the Arranger, upon the giving of 30 days' written notice of such termination to the other party to this Agreement on the date of such notice. If this appointment of the Arranger is terminated, the provisions of clauses 14.2 ("Indemnity by Issuer to Arranger") shall survive.

17 Dealer appointment and termination

17.1 Appointment of Dealers

The Issuer may from time to time appoint a reputable financial institution as a Dealer in relation to a particular Tranche of Notes. New Dealers have all of the relevant rights and obligations set out in this agreement.

17.2 When appointment of Dealer takes effect

The appointment of a financial institution as a Dealer takes effect

in the case of a Dealer in respect of a Tranche, when either:

(i) a Subscription Agreement in respect of that Tranche containing appointment provisions is signed; or

(ii) when the Issuer receives a Dealer Accession Letter from that financial institution and the Issuer confirms in writing acceptance of such appointment.

17.3 Obligations and rights of Dealers

Dealers are discharged from any further obligation and, subject to clause 21.10 ("Indemnities"), have no further rights under this agreement when the

relevant Notes have been issued. This discharge does not prejudice any accrued right or obligation.

18 Calculation Agents

18.1 Appointment of Calculation Agent

The Issuer agrees to appoint a Calculation Agent if it is required by the relevant Conditions.

18.2 Calculation Agency Agreements

The Issuer and each Calculation Agent must execute an agreement substantially in the form of the agreement set out in schedule 4 ("Form of Calculation Agency Agreement").

18.3 Dealer as calculation agent

If a Dealer is to be the calculation agent in respect of an issue of Notes and an agreement set out in schedule 5 ("Form of Calculation Agency Agreement") has not been executed by the Issuer and that Dealer, the Dealer will be taken to have entered into an agreement in that form in relation to those Notes.

Part 7 **General**

19 Dealing with interests

No party may assign or otherwise deal with its rights under (in the case of the Issuer) any Programme Document or (in the case of the other parties to this agreement) this agreement or a Relevant Agreement, or allow any interest in them to be varied, without the consent of each other party to that Programme Document. Nothing in this clause affects the rights of Dealers to transfer Notes.

20 Notices

20.1 Form

Unless expressly stated otherwise in the Programme Document, all notices, certificates, consents, approvals, waivers and other communications in connection with that Programme Document ("**Notices**") must be in writing, by fax or by telephone (to be promptly confirmed by fax) and signed by an Authorised Officer of the sender and marked for attention as set out or referred to in the Details or, if the recipient has notified otherwise, marked for attention in the way last notified.

20.2 Delivery

In the case of Notices in writing, they may be:

(a) left at the address set out or referred to in the Details;

(b) sent by prepaid post (airmail, if appropriate) to the address set out or referred to in the Details; or

(c) sent by fax to the fax number set out or referred to in the Details.

However, if the intended recipient has notified a changed postal address or changed fax number, then the communication must be to that address or number.

20.3 When effective

Notices take effect from the time they are taken to be received unless a later time is specified in them.

20.4 Deemed Receipt - postal

If sent by post, Notices are taken to be received five days after posting (or ten days after posting if sent to or from a place outside Australia).

20.5 Deemed receipt - fax

If sent by fax, Notices are taken to be received at the time shown in the transmission report as the time that the whole fax was sent.

20.6 Deemed receipt - telephone

If given by telephone, Notices are taken to be received when the telephone call is made.

20.7 Deemed receipt - general

Despite clauses 20.4 ("Deemed receipt - postal"), 20.5 ("Deemed receipt - fax") and 20.6 ("Deemed receipt - telephone"), if Notices are received after 5.00 pm in the place of receipt or on a non-Business Day, they are taken to be received at 9.00 am on the next Business Day.

20.8 Waiver of notice period

A party may waive a period of notice required to be given by the Issuer under this agreement.

21 General

21.1 Application to Programme Documents

If anything in this clause 21 is inconsistent with a provision in another Programme Document, then the provision in the other Programme Document prevails for the purposes of that Programme Document.

21.2 Prompt performance

Subject to clause 21.15 ("Time of the essence"):

(a) if this agreement or a Relevant Agreement specifies when a party agrees to perform an obligation, the party agrees to perform it by the time specified; and

(b) each party agrees to perform all other obligations promptly.

21.3 Consents

Each party agrees that if it relies on a consent given by another party in connection with this agreement or a Relevant Agreement, it will comply with all conditions in that consent.

21.4 Certificates

A Lead Manager or a Dealer may give the Issuer a certificate about an amount payable in connection with this agreement or a Relevant Agreement. The certificate is sufficient evidence of the amount, unless it is proved to be incorrect.

21.5 Discretion in exercising rights

A party may exercise a right or remedy or give or refuse its consent under this agreement or a Relevant Agreement in any way it considers appropriate (including by imposing conditions) unless this agreement expressly provides otherwise.

21.6 Partial exercising of rights

If a party does not exercise a right or remedy fully or at a given time under this agreement or a Relevant Agreement the party may still exercise it later.

21.7 No liability for loss

A party is not liable for loss caused by the exercise or attempted exercise of, failure to exercise, or delay in exercising, a right or remedy under this agreement or a Relevant Agreement.

21.8 Conflict of interest

Each of the Dealer's rights and remedies under this agreement or a Relevant Agreement may be exercised even if this involves a conflict of duty or the Dealer has a personal interest in their exercise.

21.9 Remedies cumulative

The rights and remedies of a party under this agreement or a Relevant Agreement are in addition to other rights and remedies given by law independently of this agreement or a Relevant Agreement.

21.10 Indemnities

Any indemnity in this agreement or a Relevant Agreement is a continuing obligation, independent of a party's other obligations under this agreement or a Relevant Agreement and continues after the agreement ends (and after the

appointment of a Dealer ends). It is not necessary for a party to incur expense or make payment before enforcing a right of indemnity under this agreement or that Relevant Agreement.

21.11 Successors and assigns

This Dealer Agreement, in conjunction with the applicable Relevant Agreement or Dealer Accession Letter, shall be binding upon, and inure solely to the benefit of, each Dealer, the Arranger and the Issuer, and to the extent provided in clause 14 ("Costs and indemnities") and clause 21.10 ("Indemnities") hereof, any person who controls such Dealer, and their respective personal representatives, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Dealer Agreement. No purchaser of any of the Notes through a Dealer hereunder shall be deemed a successor or assign by reason of such purchase.

21.12 Rights and obligations are unaffected

Rights given to a party under this agreement or a Relevant Agreement and the Issuer's liabilities under it are not affected by anything which might otherwise affect them at law.

21.13 Inconsistent law

To the extent permitted by law, this agreement or a Relevant Agreement prevails to the extent it is inconsistent with any law.

21.14 Supervening legislation

Any present or future legislation which operates to vary the obligations of the Issuer in connection with this agreement or a Relevant Agreement with the result that the Dealer's rights, powers or remedies are adversely affected (including by way of delay or postponement) is excluded except to the extent that its exclusion is prohibited or rendered ineffective by law.

21.15 Time of the essence

Time is of the essence in any agreement or a Relevant Agreement in respect of an obligation of a party to pay money.

21.16 Variation and waiver

A provision of this agreement or a Relevant Agreement, or right created under it, may not be waived or varied except in writing signed by the party or parties to be bound.

21.17 Confidentiality

Each party agrees not to disclose information provided by any other party that is not publicly available (including the existence of or contents of any Programme Document specified in the Details) except:

(a) to any person in connection with an exercise of rights or a dealing with rights or obligations under a Programme Document;

(b) to officers, employees, legal and other advisers and auditors of the Issuer or a Dealer;

(c) to any party to this agreement or any Related Entity of any party to this agreement, provided the recipient agrees to act consistently with this clause 21.17;

(d) with the consent of the party who provided the information (such consent not to be unreasonably withheld); or

(e) as required by any law, a regulator or stock exchange.

Each party consents to disclosures made in accordance with this clause 21.17.

21.18 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

21.19 Governing law

This agreement is governed by the law in force in New South Wales.

21.20 Jurisdiction

The parties submit to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. The Issuer waives any right it has to object to an action being brought in those courts including by claiming that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction. Pursuant to Article VI, Section 3 of the Issuer's Articles of Agreement, actions may be brought against the Issuer only in a court of competent jurisdiction in the territories of a member in which the Issuer has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed securities.

21.21 Serving documents

Without preventing any other method of service, any document in a court action may be served on a party by being delivered to or left at that party's address for service of notices under clause 20 ("Notices").

21.22 Service of process

Any document referred to in clause 21.21 ("Serving documents") may be served on the Issuer at its office at Level 19, 14 Martin Place, Sydney NSW 2000. If for any reason that person ceases to be able to act as such, the Issuer will immediately appoint another person with an office located in New South Wales to receive any such document and promptly notify the Dealers of such appointment.

EXECUTED as an agreement

Schedule 1 - Conditions precedent

Conditions to first issue

- Each item must be in English (or accompanied by an English translation) and in form and substance satisfactory to the Arranger.
- Certification is to be by an authorised signatory of the Issuer or any Authorised Officer of the Issuer that the item is true and complete as at a date no earlier than the date of this agreement.

	Item	Form	Required for
1	Articles of Agreement of the Issuer	Certified copy	Issuer
2	Current Information Statement of the Issuer	Certified copy	
3	Extract of minutes of a meeting of the Issuer's board of directors (or equivalent) which evidences the resolutions: (a) authorising the signing and delivery of the Programme Documents; and (b) appointing Authorised Officers.	Certified copy	Issuer
5	Specimen signatures of: (a) each Authorised Officer; and (b) each other person who is authorised to sign a Programme Document for the Issuer.	Certified copy	Issuer
6	This agreement fully signed.	Original	
7	The Note Deed Poll signed by the Issuer.	Certified copy	
8	Each Agency Agreement: (a) fully signed; (b) evidence of stamping or an intention to stamp (if required).	Certified copy	
9	Copies of the initial Information Memorandum (including any other documents to be read with it) for each Dealer.	Copy	

10	Evidence that the Programme has been, or will be, assigned a credit rating by a Rating Agency.	Copy
11	Legal opinions addressed to, and in form and substance satisfactory to, the Arranger dated on or after the date of this agreement from: (a) Mallesons Stephen Jaques, as legal advisers to the Issuer as to the laws of New South Wales and the Commonwealth of Australia; (b) Bell Gully, as legal advisers to the Issuer as to the laws of New Zealand; and	Original

Schedule 2 - Dealer Accession Letter

To: International Finance Corporation

And: The Arranger under the Dealer Agreement (as defined below)

Dear Sirs,

International Finance Corporation ("Issuer") Australian Debt Issuance Programme
Dealer Accession Letter - Dealer Agreement dated 7 August 2007 between the Issuer, and the Dealers party to it ("Dealer Agreement")

We refer to the Dealer Agreement, a copy of which we have read and understood.

Under clause 17 ("Dealer appointment and termination") of the Dealer Agreement and at the request of International Finance Corporation, we request our appointment as [a Dealer to the Programme] [a Dealer in respect of [*specify brief details of a Tranche of Notes*]][1].

We acknowledge that, with effect from the date of your acknowledgment of this letter, we will:

(a) be taken to be a party to the Dealer Agreement as a Dealer and will be bound by its terms; and

(b) have rights against, and obligations towards, each of the other parties to the Dealer Agreement identical to those which we would have had if we had been an original party to the Dealer Agreement as a Dealer.

Our contact details for the purposes of clause 20 ("Notices") of the Dealer Agreement are:

[*specify address, telephone and facsimile numbers and contact name/position*]

The "Interpretation" clause of the Dealer Agreement applies to this notice as if it was fully set out in this notice.

This letter is governed by the law in force in New South Wales.

Yours faithfully

For and on behalf of
[*New Dealer*]

By: ....

Name: ....

Position: ....

Date: ....

We confirm that appointment referred to above.

For and on behalf of
International Finance Corporation

By: ....

Name: ....

Position: ....

Date: ....

Instructions for completion

1 This Dealer Accession Letter should not be required when appointing a Dealer to a Tranche of Notes as the Subscription Agreement should be sufficient.

Schedule 3 - Form of Subscription Agreement

Subscription Agreement

Details

Interpretation - Definitions are at the end of this agreement before the schedules.

Parties	**Issuer** and **Dealers** as described below or in the Dealer Agreement described below.	
Issuer	Name	**International Finance Corporation**
	Address	2121 Pennsylvania Avenue, N.W. Washington, DC 20433 United States of America
	Telephone	+ 1 202 458 9230
	Fax	+ 1 202 974 4376
	Attention	Vice President, Finance and Treasury
Dealers	Name:	[•]
	ABN/ACN/ARBN:	[•]
Dealer Agreement	Dealer Agreement dated 7 August 2007 between International Finance Corporation, and Commonwealth Bank of Australia as the Arranger.	
Governing law	New South Wales	
Notes to be subscribed for	[*insert details*]	
Date of Subscription Agreement	[•]	

General terms

1 Interpretation

1.1 Interpretation and definitions

The "Interpretation" clause of the Dealer Agreement applies to this agreement as if it was fully set out in this agreement except these meanings apply unless the contrary intention appears:

Dealer means each person so described in the Details.

Details means the section of this agreement headed "Details".

Dealer Agreement means the agreement so described in the Details.

Notes means the notes to be subscribed for under this agreement as set out in the Details.

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause [4.1] ("Subscription").

1.2 Inconsistency with Dealer Agreement

This agreement prevails to the extent it is inconsistent with the Dealer Agreement.

[*Include the following clause if a financial institution is to be appointed as a Dealer in respect of a Tranche*]

2 [Appointment of Dealer]

[In accordance with clause 17 ("Dealer appointment and termination") of the Dealer Agreement, the Issuer appoints [*insert name of non-Dealer financial institution*] to act as a Dealer in respect of the Notes on the terms set out in the Dealer Agreement.]

3 Acknowledgments by Dealer

Each Dealer acknowledges that it has received:

(a) a copy of the Dealer Agreement;

(b) copies of the Information Memorandum for the Notes; and

(c) confirmation from the Lead Manager (or if there is no Lead Manager, the Arranger) to the Programme that the documents referred to in clause 3.2 ("Conditions to first issue") of the Dealer Agreement have been received in form and substance satisfactory to them.

4 Subscription

4.1 Subscription

On [*insert date*] or any other date no later than [*insert date*] as is agreed between the Issuer and each of the Dealers ("**Issue Date**"):

(a) the Issuer agrees to issue and sell the Notes in accordance with this agreement and the Dealer Agreement; and

[*Include this clause if the Dealers are subscribing for Notes jointly*]

(b) the Dealers jointly and severally agree to subscribe for the Notes specified below by paying the aggregate Purchase Price of [A$/NZ$][*insert amount*] in [immediately available funds/accordance with this agreement and the Dealer Agreement]. [*NB: amend as appropriate*]

[*Include this clause if each Dealer is subscribing for Notes individually*]

(c) each Dealer severally agrees to subscribe for the Notes specified below by paying the Purchase Price for those Notes in [immediately available funds/accordance with this agreement and the Dealer Agreement]. [*NB: Amend as appropriate*]

Column 1	**Column 2**	**Column 3**
Name of Dealer	Principal Amount of Notes to be subscribed	Purchase Price
[*insert name of Dealer*]	[A$/NZ$][•]	[A$/NZ$][•]

4.2 Pricing Supplement

The Issuer confirms that it has signed a pricing supplement ("**Pricing Supplement**") dated [*insert date*] in connection with the issue of the Notes.

4.3 Authority to distribute

The Issuer authorises the Dealers to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Dealer Agreement:

(a) the Information Memorandum for the Notes;

(b) the Pricing Supplement; and

(c) any other documents prepared in connection with the Programme and the issue of the Notes.

4.4 Obligations - individual and independent

Except as expressly provided in this agreement, the obligations of the Issuer and each Dealer under this agreement are individual and independent and:

(a) the failure of one or more of them to comply with their obligations under this agreement does not relieve the others of any of their respective obligations; and

(b) no one of them is responsible for the failure of one or more of the others to comply with their obligations under this agreement; and

(c) each of them may separately enforce its rights against the others.

[*NB: amend as appropriate*]

4.5 Payment

Despite clause [4.1] ("Subscription") and clause [4.4] ("Obligations - individual and independent"), [each Dealer/ the Dealers and the Lead Manager] agree [among themselves] that settlement takes place on the following basis:

(a) [*insert name of one Dealer*] ("[•]")] agrees to pay the aggregate Purchase Price for the Notes to the account nominated by the Issuer in the manner agreed between them;

(b) the Issuer agrees to issue the Notes to [•]; and

(c) [•] agrees to deliver the Notes to [the other Dealers/Lead Manager] in the amounts specified in column 2 of the schedule in clause [4.1] ("Subscription") against payment to [•] of an amount equal to their respective settlement amounts through the Austraclear System or in any other manner agreed between them.

Nothing in this clause [4.5] relieves the Issuer from the obligation to sell the Notes or [the Dealers/Lead Manager] from their obligations to purchase the Notes in accordance with the other provisions of this agreement.

[x] is not responsible to any other party if the Issuer or [the Dealers/Lead Manager] do not comply with their obligations under this agreement and if a Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Issuer need not issue the Notes to be delivered to that Dealer under paragraph (c) and [•] need not pay the Issuer the proportionate amount of the Purchase Price attributable to those Notes.

[*NB: Clause [4.5] is only to be inserted if this is agreed before the Issue Date*]

5 Dealer Agreement

For the purposes of the Dealer Agreement:

(a) the Notes are [Australian Domestic Notes/New Zealand Domestic Notes] as defined in the Dealer Agreement; and

(b) this agreement is a Subscription Agreement; and

(c) each Dealer is a Dealer on the terms set out in the Dealer Agreement; and

(d) [the Lead Manager/each Joint Lead Manager] accepts its appointment as [Lead Manager/Joint Lead Manager] on the terms set out in the Dealer Agreement.

6 Secondary market

Each Dealer acknowledges that the issue of Notes under this agreement is a [Private Issue]/[Syndicated Issue] of Notes, and that clause 4 ("Procedures for offer and acceptance of Notes") of the Dealer Agreement relating to [Private Issue]/[Syndicated Issue] applies to Notes issued under this agreement.

7 Conditions precedent

7.1 Acknowledgment

The Issuer acknowledges that the Dealers' obligations to subscribe and pay for the Notes on the Issue Date are subject to the satisfaction of the conditions precedent set out in clause 3 ("Conditions precedent") of the Dealer Agreement.

7.2 Additional conditions precedent

The Dealers' obligations to subscribe and pay for the Notes on the Issue Date is subject to the satisfaction of the following additional conditions precedent:

[*NB: set out a list of additional conditions precedent (if any) required by the Dealers under clause 3.2(g) of the Dealer Agreement*]

7.3 Termination

If any of the conditions in clause 3 ("Conditions precedent") of the Dealer Agreement or this clause 7 are not satisfied or waived by the Issue Date, each Dealer may terminate this agreement and the Dealers are released from their respective obligations under it.

This does not prejudice any accrued right or obligation of the Issuer [in respect of Costs of the Dealers incurred before or in conjunction with the termination].

8 Fees

The Issuer agrees to pay to each Dealer on the Issue Date a dealer fee of [•] per cent. of the Dealer's proportionate share of Aggregate Principal Amount (as defined in the Pricing Supplement for the Notes). The obligation of the Issuer under this clause is subject to this agreement not having been terminated under clause [7.3] ("Termination").

[*NB: Amend as appropriate*]

[Include the following clause 9 if the selling restrictions in the Dealer Agreement are to be changed]

9 Selling restrictions

The Issuer and each of the Dealers agree that the selling restrictions set out in the Dealer Agreement are changed for the purposes of clause 7.4 ("Change to selling restrictions") of the Dealer Agreement as follows:

[Insert modification/supplement of amended as appropriate]

10 Notices

Clause 20 ("Notices") of the Dealer Agreement applies to this agreement.

However, if the Notes are issued by way of Syndicated Issue, any communication to a Dealer must be sent to the address or fax number of the Lead Manager as set out or referred to in the Details. The Lead Manager must give a copy of any notice it receives under this clause to the Dealer.

11 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

12 Governing law

This agreement is governed by the law in force in the place specified in the Details [and the parties submit to the non-exclusive jurisdiction of the courts of that place.]

EXECUTED as an agreement

[Include execution clauses for Issuer and Dealers]

Dealer Agreement

Schedule 4 - Form of Calculation Agency Agreement

Calculation Agency Agreement

Details

Interpretation - Definitions are at the end of this agreement before the schedules.

Parties	**Issuer** and **Calculation Agent** as described below or in the Dealer Agreement described below.	
Issuer	Name	**International Finance Corporation**
	Address	2121 Pennsylvania Avenue, N.W. Washington, DC 20433 United States of America
	Telephone	+ 1 202 458 9230
	Fax	+ 1 202 974 4376
	Attention	Vice President, Finance and Treasury
Calculation Agent	Name:	[•]
	ABN/ACN/ARBN:	[•]
Dealer Agreement	Dealer Agreement dated 7 August 2007 between International Finance Corporation and Commonwealth Bank of Australia as Arranger.	
Governing law	[New South Wales]	
Notes to be subscribed for	[*insert details*]	
Date of Calculation Agency Agreement	[•]	

1 Interpretation

1.1 Interpretation and definitions

The "Interpretation" clause of the Dealer Agreement applies to this agreement as if it was fully set out in this agreement except these meanings apply unless the contrary intention appears:

Calculation Agent means the person so described in the Details.

Details means the section of this agreement headed "Details".

Dealer Agreement means the agreement so described in the Details.

Notes means such [Australian Domestic Notes / New Zealand Domestic Notes] in respect of which the Calculation Agent is appointed.

1.2 Inconsistency with Dealer Agreement

This agreement prevails to the extent it is inconsistent with the Dealer Agreement.

2 Appointment of Calculation Agent

2.1 Appointment

The Issuer appoints the Calculation Agent described in the Details to act as its calculation agent in connection with the Notes.

2.2 Extent of authority and obligations

The Issuer authorises the Calculation Agent to calculate the redemption amount, and, if applicable, the amount of interest, in respect of the Notes in accordance with this agreement, the Conditions and the Procedures Memorandum.

The Issuer acknowledges that the Calculation Agent has no obligations except those expressly set out in this agreement, the Conditions and the Procedures Memorandum.

2.3 Acceptance of appointment

The Calculation Agent agrees to act as the agent of the Issuer in accordance with this agreement, the Conditions and all provisions of the Procedures Memorandum which apply to it.

3 Conditions of appointment

3.1 Excluded roles and duties

In acting under this agreement, the Calculation Agent acts as an independent expert. The appointment as calculation agent does not mean that the Calculation Agent:

(a) is a trustee for the benefit of;

(b) is a partner of; or

(c) has a fiduciary duty to, or other fiduciary relationship with,

the Issuer, a holder of Notes or any other person, except as expressly set out in this agreement.

3.2 Calculation Agent in capacity of a holder of Notes

If the Calculation Agent is also a holder of Notes, then in its capacity as a holder of Notes it:

(a) has the same rights and obligations under the Notes as the other holders of Notes; and

(b) may exercise those rights and agrees to comply with those obligations independently from its role as Calculation Agent as if it were not the Calculation Agent.

3.3 Agent may rely on communications and opinions

The Calculation Agent may rely:

(a) on any communication or document they believe to be genuine and correct and to have been signed or sent by the appropriate person; and

(b) as to legal, accounting, taxation or other professional matters, on opinions and statements of any legal, accounting, taxation or professional advisers used by them.

3.4 Calculations are binding

All calculations and determinations made by the Calculation Agent under this agreement are (except in the case of manifest error) binding on the Issuer, the Calculation Agent and the holders of the Notes.

3.5 No liability

The Calculation Agent is not responsible or liable to any holder of Notes in connection with the exercise by the Calculation Agent of its powers, duties or discretion in accordance with this agreement.

4 Change of Calculation Agent

4.1 Termination

The Issuer may end the appointment of a Calculation Agent by giving the Calculation Agent notice of its intention to do so, specifying the date it proposes the termination to take effect.

4.2 Resignation

The Calculation Agent may resign by giving the Issuer notice of its intention to do so, specifying the date it proposes the resignation to take effect.

4.3 When retirement or removal of Calculation Agent takes effect

The retirement or removal of the Calculation Agent takes effect only when a successor Calculation Agent has been appointed.

4.4 Permitted successors

The successor Calculation Agent may be a reputable and experienced bank or financial institution (or a Related Entity of either of them) nominated (in the case of retirement) by the retiring Calculation Agent or (in the case of removal) by the Issuer.

4.5 Obligations of retiring and successor Calculation Agent

When a successor Calculation Agent is appointed, the retiring Calculation Agent is discharged from any further obligation under this agreement. (This discharge does not prejudice any accrued right or obligation). The new Calculation Agent and each other party to this agreement have the same rights and obligations among themselves as they would have had if the new Calculation Agent had been a party to this agreement at the date of this agreement.

4.6 Notice of retirement or removal

The Issuer agrees to notify the holder of Notes of any retirement or removal of the Calculation Agent, and the appointment of a successor Calculation Agent as soon as possible after the retirement removal, or appointment takes effect.

4.7 Calculation Agent must deliver records

On the date any retirement or removal of the Calculation Agent takes effect, the retiring or removed Calculation Agent agrees to deliver to the Issuer (or as it directs) all records maintained by it under this agreement.

5 Fees

The Issuer agrees to pay the Calculation Agent's fees as may be agreed between them from time to time.

6 Costs and indemnities

6.1 What the Issuer agrees to pay

The Issuer agrees to pay or reimburse the Calculation Agent on demand for:

(a) the Calculation Agent's Costs in making, enforcing and doing anything in connection with this agreement including legal, printing,

postage, tax and advertising expenses which have been previously agreed with the Issuer; and

(b) all duties, fees, Taxes and charges which are payable in connection with this agreement or a payment or receipt or other transaction contemplated by it together with any related interest, penalties, fines and expenses in connection with them.

6.2 Indemnity by Issuer

The Issuer indemnifies the Calculation Agent against any liability or loss arising from, and any Costs incurred in connection with the Calculation Agent exercising its powers and duties under this agreement except to the extent that they are due to the fraud, wilful misconduct or negligence of the Calculation Agent or the breach by the Calculation Agent of this agreement.

The Issuer agrees to pay amounts due under this indemnity on demand from the Calculation Agent.

6.3 Indemnity by Calculation Agent

The Calculation Agent indemnifies the Issuer against any liability or loss arising from, and any Costs incurred in connection with the fraud, wilful misconduct or negligence of the Calculation Agent or the breach by the Calculation Agent of this agreement.

The Calculation Agent agrees to pay amounts due under this indemnity on demand from the Issuer.

7 Notices

The "Notices" clause of the Dealer Agreement described above applies to this agreement as if it was fully set out in this agreement.

8 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

9 Governing law

This agreement is governed by the law in force in the place specified in the Details [and the parties submit to the non-exclusive jurisdiction of the courts of that place.]

EXECUTED as an agreement

[Include execution clauses for Issuer and Calculation Agent]

Dealer Agreement

Signing page

DATED: 7 August 2007

ISSUER

SIGNED by as authorised signatory for **INTERNATIONAL FINANCE CORPORATION**	)))))))))	[signature] .... Signature of Authorised officer JOHN BORTHWICK .... Name of Authorised officer

ARRANGER

SIGNED by Kym Coleman)
as attorney for)
COMMONWEALTH BANK OF)
AUSTRALIA under power of)
attorney dated 17 NOV 1997)
in the presence of:)

....)
Signature of witness)

MARK ABRAHAMS)
....)
Name of witness (block letters))

....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

ANNEX E

Registry Services Agreement

Dated 7 August 2007

International Finance Corporation ("Issuer")
Reserve Bank of Australia ("Registrar")

Mallesons Stephen Jaques
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.mallesons.com

Registry Services Agreement
Contents

Details		**1**
General terms		**2**
1	**Interpretation**	**2**
1.1	Definitions	2
1.2	Interpretation	3
1.3	Interpretation	3
2	**Appointment**	**4**
2.1	Appointment of the Registrar	4
2.2	Term of appointment of the Registrar	4
2.3	Appointment of Registrar limited to Agreed Series	4
3	**Termination**	**4**
3.1	Termination by either party	4
3.2	Obligations of Registrar	4
4	**Officers of the Registrar**	**5**
5	**Keeping of the Register**	**5**
5.1	Maintain the Register	5
5.2	Information on the Register	5
5.3	Form of Register	6
5.4	Maintain further records	6
6	**Initial subscription advice**	**6**
6.1	Initial subscription advice	6
6.2	No advice	7
7	**Transfers**	**7**
7.1	Consent to transfer not required	7
7.2	Form of transfer	7
7.3	Lodgement of transfer	7
7.4	Registration of transfer	7
7.5	No affect on ranking	8
7.6	Transfers through clearing systems	8
7.7	Denominations	8
7.8	Transfer fees	8
7.9	No marking	8
7.10	Marking of transfers	8

8	**Provision of the Register**	**9**
9	**Records to be kept**	**9**
10	**Provision of ancillary services**	**9**
11	**Registrar's duties regarding Notes**	**10**
12	**Provision of information**	**11**
12.1	Details of Register	11
12.2	Details of Holders	11
12.3	Reimbursement of costs	11
13	**Indemnity**	**11**
13.1	Indemnity from Registrar	11
13.2	Indemnity from Issuer	11
14	**Payments**	**12**
14.1	Account of the Issuer	12
14.2	Payment by the Issuer to the Registrar	12
14.3	Payments in respect of Notes	12
14.4	Registrar as principal paying agent	13
14.5	No obligation unless Registrar in funds	13
15	**Meeting of Holders**	**13**
16	**Property of the Issuer**	**13**
17	**Additional facilities**	**13**
18	**Prohibitions**	**13**
19	**Audit**	**14**
20	**Statutory requirements**	**14**
21	**Instructions**	**14**
22	**Assignment**	**14**
23	**Authorised signatories**	**14**
24	**Remuneration**	**14**
25	**Provision of stationery**	**14**
26	**Notices**	**15**
26.1	Notices	15

26.2 Contact details 15
26.3 When effective 15
26.4 Deemed receipt 16

27 Legal opinion 16

28 Variation 16

29 General 16

30 Governing Law 16

30.1 Governing law 16
30.2 Jurisdiction 16
30.3 Serving documents 16
30.4 Service of process 17

31 Counterparts 17

Schedule 1 Form of Pricing Supplement for Agreed Series 18

Schedule 2 Form of initial subscription advice 23

Signing page 24

Registry Services Agreement

Details

Parties

Parties	Issuer and Registrar	
Issuer	Name	**International Finance Corporation**
	Address	2121 Pennsylvania Avenue N.W. Washington D.C. 20433 United States of America
	Telephone	+ 1 202 458 9230
	Fax	+ 1 202 974 4376
	Attention	Vice President, Finance and Treasury
Registrar	Name	**Reserve Bank Of Australia**
	ABN	50 008 559 486
	Address	65 Martin Place Sydney NSW 2000 Australia
	Telephone	+ 61 2 9551 9820
	Fax	+ 61 2 9551 8007
	Attention	The Registrar
Recitals	A	The Issuer intends to issue short or medium term notes and other debt instruments in registered book entry form under the laws of New South Wales ("**Notes**") from time to time.
	B	The Registrar has agreed to provide the Issuer with certain registry and payment services in respect of certain issues of Notes upon their respective Conditions.
Date of agreement	7 August 2007	

Registry Services Agreement

General terms

1 Interpretation

1.1 Definitions

The following words have these meanings when used in this agreement, unless the contrary intention appears:

Agreed Series means a Series in respect of which the Pricing Supplement is either:

(a) substantially in the form of schedule 1; or

(b) confirmed in writing as being acceptable by the Registrar prior to issue of Notes in respect of the Series.

Business Day means a day on which banks are open for general banking business in Sydney (not being a Saturday, Sunday or public holiday in that place).

Conditions means in relation to any Note, the terms and conditions set out under the heading "Conditions of the Notes" in the Information Memorandum as supplemented, modified or replaced as described in the relevant Pricing Supplement which prevail to the extent of any inconsistency.

Deed Poll means the deed poll in respect of the Notes executed by the Issuer.

Holder means, in respect of a Note, each person whose name is entered in the Register as the holder of that Note.

Information Memorandum means, in respect of a Note, the Information Memorandum as defined in the relevant Pricing Supplement.

Interest Payment Date means each date so specified in, or determined in accordance with, the Pricing Supplement.

Interest Rate means, for a Note, the interest rate (expressed as a percentage per annum) payable in respect of that Note specified in the Pricing Supplement or calculated or determined in accordance with these Conditions and the Pricing Supplement.

Issue Date means the issue date specified in or determined in accordance with the provisions of the Pricing Supplement.

Maturity Date means the maturity date specified in or determined in accordance with the provisions of, the Pricing Supplement.

Pricing Supplement means, in respect of a Tranche, the pricing supplement specifying the relevant issue details in relation to it.

Record Date means the close of business in Sydney on the eighth calendar day before the payment date.

Register has the meaning given to it in clause 5.1 ("Maintain the Register").

Series means an issue of Notes made up of one or more Tranches all of which form a single Series and are issued on the same Conditions except that the Issue Date and Interest Commencement Date may be different in respect of different Tranches of a Series.

SWIFT means the system for the sending of payment instructions, operated by the Society for Worldwide Interbank Financial Telecommunications.

Tranche means an issue of Notes specified as such in the Pricing Supplement issued on the same Issue Date and on the same Conditions.

1.2 Interpretation

Capitalised terms not defined in clause 1.1 ("Definitions") have the meaning given to them in the Conditions.

1.3 Interpretation

In this agreement, unless the contrary intention appears:

(a) a reference to A$ is a reference to the lawful currency of the Commonwealth of Australia;

(b) a reference to this agreement or another instrument includes any variation or replacement of any of them;

(c) the singular includes the plural and vice versa;

(d) words denoting one gender only shall include the other genders;

(e) the word "person" includes a firm, a body corporate, an unincorporated association or an authority;

(f) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including without limitation, persons taking by novation) and assigns;

(g) headings are inserted for convenience and to not affect the interpretation of this agreement; and

(h) references in this agreement to registration include inscription and "register" has a corresponding meaning.

2 Appointment

2.1 Appointment of the Registrar

The Issuer appoints the Registrar as:

(a) registrar in accordance with the terms of this agreement; and

(b) paying agent with the functions in respect of the payments of principal and interest in respect of the Notes as set out in this agreement.

The Registrar accepts the appointment as registrar and as paying agent, in respect of the Notes, as provided in this agreement.

2.2 Term of appointment of the Registrar

The appointment of the Registrar under clause 2.1 ("Appointment of the Registrar") takes effect from the date of this agreement and remains in force until terminated in accordance with clause 3 ("Termination").

2.3 Appointment of Registrar limited to Agreed Series

The Registrar:

(a) is appointed as registrar; and

(b) has obligations to the Issuer in respect of the Register;

only in respect of each Agreed Series. Before Notes are to be issued in respect of a Series which is not an Agreed Series, the Issuer must arrange for another person to act as registrar in respect of the Notes of that Series.

References in this agreement to the obligations, liabilities and duties of the Registrar in respect of Notes refer only to Notes of an Agreed Series.

3 Termination

3.1 Termination by either party

Either party may terminate this agreement by giving the other party three calendar months notice in writing of its intention to do so. The Issuer and the Registrar must cooperate in good faith to appoint a replacement Registrar as promptly as possible after either party gives notice under this clause 3.1.

3.2 Obligations of Registrar

Upon such termination, the Registrar shall:

(a) return forthwith to the Issuer in good order all property belonging to the Issuer and held by the Registrar, its employees and agents (not being a clearing house); and

(b) provide the Issuer with a computer file current to the date of termination containing details of all holdings of Notes on the Register maintained by the Registrar on behalf of the Issuer together with a copy of such details in legible form.

4 Officers of the Registrar

The Registrar shall appoint such officers as are necessary to give effect to this agreement.

5 Keeping of the Register

5.1 Maintain the Register

(a) The Registrar shall, in accordance with this agreement and all applicable laws in Australia from time to time, establish, maintain and conduct a register ("**Register**") in respect of the Notes at the principal office for the time being of the Registrar in New South Wales, Australia being at the date of this agreement at 65 Martin Place, Sydney or at such other office of the Registrar in Sydney as may be notified to the Issuer.

(b) The Registrar will provide registration and marking facilities in Sydney and Canberra.

5.2 Information on the Register

Without limiting the generality of clause 5.1 ("Maintain the Register"), but subject to the Issuer complying with clause 6.1 ("Initial subscription advice"), the Registrar shall inscribe on the register all information required to be kept in such a Register under all applicable laws in Australia from time to time including, without limitation, the following information in respect of each Note:

(a) the name and address or registered office of the relevant Holder;

(b) the Tranche and Series of the Note;

(c) the principal amount of the Note;

(d) any payment instructions notified by the relevant Holder (including bank account details);

(e) the Issue Date or date of transfer (if any);

(f) the Maturity Date;

(g) the Interest Rate;

(h) the Interest Payment Dates and the amount and date of a payment of interest made on any Note;

(i) the amount and date of payment in full of the principal amount of a Note together with an inscription cancelling the relevant Note; and

(j) such other information that the Registrar and the Issuer may agree from time to time.

5.3 Form of Register

The Registrar may keep the Register in electronic form provided that it is capable of being promptly reproduced in written form.

5.4 Maintain further records

The Registrar shall keep such registers and other records in respect of the Notes as the Registrar considers necessary or which are required to be kept by and in accordance with any applicable law of Australia or which are reasonably requested by the Issuer.

6 Initial subscription advice

6.1 Initial subscription advice

The Issuer shall provide or cause the Registrar to be provided with an initial subscription advice in relation to each Note issued which shall:

(a) be given by facsimile or other written notice not later than 4.00pm (Sydney time), one Business Day before the relevant Issue Date (or such other time as may be agreed between the Issuer and the Registrar from time to time);

(b) contain the following information in respect of each Note:

(i) the name and address or registered office of the relevant Holder;

(ii) the principal amount of the Note;

(iii) the Tranche and Series of the Note;

(iv) any payment instructions applicable to the relevant Holder (including bank account details);

(v) the Issue Date;

(vi) the Maturity Date;

(vii) the Interest Rate;

(viii) the Interest Payment Dates;

(ix) any specific description of the Note (such as the Note series or tranche numbers); and

(x) such other information that the Registrar and the Issuer may agree from time to time.

The initial subscription advice may be provided in the form of the letter contained in schedule 2.

6.2 No advice

The Registrar shall not be required or permitted to make an inscription in the Register recording the issue of any Notes unless and until the Registrar has received an initial subscription advice which complies with the requirements of this clause 6.

7 Transfers

7.1 Consent to transfer not required

Notes shall be transferable without the consent of the Issuer.

7.2 Form of transfer

Every instrument of transfer of Notes shall be in such form as the Issuer may prescribe and notify to the Registrar, and must be signed by both the transferor and the transferee and shall constitute an authority for the Registrar to record in the Register the person named as transferee as the Noteholder, entitled to the Notes which are the subject of the transfer. The transferor shall be deemed to remain the Noteholder of the relevant Notes until the name of the transferee is entered into the Register in respect of such Notes in accordance with clause 7.4 ("Registration of transfer").

7.3 Lodgement of transfer

Every instrument of transfer of Notes must be:

(a) delivered to the office of the Registrar for registration; and

(b) accompanied by such evidence as the Registrar may reasonably require to prove the title of the transferor or his right to transfer the Notes.

7.4 Registration of transfer

Subject to this clause, the Registrar will register the transfer of Notes upon entry of the name, address and all other required details of the transferee in the Register. The Issuer and the transferor Holder will recognise the transferee as the Holder entitled to the Notes comprised in the transfer. Entry of such details of the transferee in the Register shall constitute conclusive evidence that the transferee is the Holder of the Notes for all purposes subject to rectification for fraud or error. The transferor remains the Holder of the relevant Notes for all purposes until the transfer is registered.

The person registered in the Register as a Holder will be treated by the Issuer and the Registrar as absolute owner of that Note and neither the Issuer nor the

Registrar is, except as ordered by a court or as required by statute, obliged to take notice of any other claim to a Note.

7.5 No affect on ranking

The ranking of Notes shall in no way be affected by the date of registration of any Holder in the register.

7.6 Transfers through clearing systems

Subject to the above, transfers of interests in Notes may be effected through the Austraclear System or indirectly through the international clearing systems operated by Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme (as described in the relevant Pricing Supplement). Nothing in this clause 7.6 requires the Registrar to regard any person other than the registered Holder as being the owner of the relevant Note.

7.7 Denominations

The Notes will be issued in denominations of A$10,000 or such other amount specified in the relevant Pricing Supplement, provided always that the consideration payable on each issue or transfer of Notes within, to or from Australia is a minimum of A$500,000 (or its equivalent in any other currency or currencies) (after disregarding moneys lent by the Issuer or its associates) or if the Notes are otherwise issued in a manner that does not require disclosure to be made under Part 6D.2 of the Corporations Act.

7.8 Transfer fees

No fee or other service charge shall be requested or made by or on behalf of the Issuer or the Registrar to a Holder or to a transferee in respect of the transfer or registration of any Note other than fees payable in accordance with this agreement.

7.9 No marking

The Registrar shall register the transfer or transmission of a Note notwithstanding that the transfer and acceptance form to which the transfer or transmission relates has not been marked by the Registrar.

7.10 Marking of transfers

A form relating to the transfer of any Note may be marked by the Registrar in its customary manner. Such marking of a transfer form will prohibit a dealing with the Notes referred to on the transfer form in accordance with the details set out in the relevant marking notation for a period from the date of marking to the earliest of:

(a) 42 days from the date of the marking;

(b) the stamping of the relevant marking notation on that transfer form with the Registrar's cancellation stamp; or

(c) the execution of the marked transfer form by the transferee, as and when notified to the Registrar.

8 Provision of the Register

The Registrar shall:

(a) open the Register for business on any day that an office of the Registrar is open for business;

(b) provide a counter service for the delivery of documents to the Issuer and the Holders at its specified offices in Sydney and Canberra when they are open for business during the hours at those places of 9.30am - 5pm Monday to Friday; and

(c) provide a marking service at branch offices of the Registrar referred to in clause 5.1(b) ("Information on the Register") which may be open for business on New South Wales public holidays.

9 Records to be kept

The Registrar shall keep the Register, electronic or otherwise, for Notes issued and such other records as the Registrar may consider expedient or which may be required by any applicable law of Australia.

10 Provision of ancillary services

The Registrar shall:

(a) if certificates are to be issued in accordance with the Conditions, complete and (unless otherwise directed and paid for by the relevant Holder) send to the registered address of that Holder (or as it may direct), by ordinary post (at the risk of the Holder) a certificate in respect of all, or as the Holder may require, part only (specified by the Holder) of that Holder's holdings of Notes recording details of such holdings;

(b) provide appropriate support and back-up for hardware, software and data designed to ensure, as far as is reasonably practicable, the continuous provision of registry services for the Issuer;

(c) maintain appropriate organisational structures and other controls designed to prevent unauthorised changes to systems and software used to provide registry services for the Issuer; and

(d) maintain appropriate controls and procedures designed to prevent, detect and remedy unauthorised changes to, or corruption of, the data of the Issuer held by the Registrar.

11 Registrar's duties regarding Notes

Subject to the Registrar receiving the information necessary to comply with its obligations under clause 5.2 ("Information on the Register") the Registrar shall, in a timely manner and in any event by the time and as required by applicable law in Australia or the Conditions applicable to the relevant Note:

(a) receive, record, enter and register new issues, transfers and transmissions of Notes and cancel any Notes redeemed by the Issuer or purchased by the Issuer which the Issuer elects to cancel;

(b) issue receipts or notices in respect of the Notes reasonably requested by the Issuer from time to time or required under the Conditions applicable to the Notes;

(c) if requested by a Noteholder, provide transfer and acceptance forms in respect of the Notes;

(d) follow up, enquire into and use all reasonable endeavours to correct any errors or irregularities in any forms, registers or other documents received, sent or kept by the Registrar;

(e) answer all routine enquiries from Holders and the Issuer;

(f) refer all enquiries with respect to the Issuer's activities, policies and practices to the Issuer;

(g) provide to the Issuer the following reports:

    (i) details of Notes on issue classified by Maturity Date;

    (ii) details of interest payments and payments of principal on redemption of Notes; and

    (iii) a daily transaction log (if requested by the Issuer);

(h) provide to the Issuer details of all proper complaints regarding non-payment of amounts of principal or interest in respect of the Notes within three Business Days from the date of receipt of a complaint;

(i) unless otherwise required by law, hold all information, records and any computer printed output of the Issuer secret and confidential at all times;

(j) treat as the absolute owner of each Note for all purposes the Noteholder inscribed on the Register with respect thereto; and

(k) comply with all other obligations imposed on it under this agreement and act as Registrar.

12 Provision of information

12.1 Details of Register

Subject to clause 12.3 ("Reimbursement of costs"), upon written request by the Issuer, the Registrar shall provide the Issuer, as promptly as practicable, complete details of any information recorded in the Register.

12.2 Details of Holders

Subject to clause 12.3 ("Reimbursement of costs"), upon receipt of reasonable notice in writing from the Issuer, the Registrar shall provide to the Issuer mailing labels or printouts comprising the names and addresses of Holders (including, where applicable, the designated addresses for the purposes of payments).

12.3 Reimbursement of costs

The Registrar shall be entitled to reimbursement of its reasonable costs for the services specified in clauses 12.1 ("Details of Register") and 12.2 ("Details of Holders") (such costs to be agreed with the Issuer prior to compliance with the request).

13 Indemnity

13.1 Indemnity from Registrar

The Registrar will indemnify and keep indemnified and hold harmless the Issuer from and against all and any actions, proceedings, claims or demands against the Issuer and/or any and all liabilities, losses, damages, costs or expenses of the Issuer caused by the negligence or breach of statutory duty or the terms of this agreement by, or wilful misconduct or bad faith of, the Registrar, its employees or agents (not including a clearing house) provided that the Registrar shall not be liable in respect of payments made in good faith by the Registrar to any Holder in accordance with the Conditions applicable to the relevant Note and in accordance with this agreement.

13.2 Indemnity from Issuer

The Issuer will indemnify and keep indemnified and hold harmless the Registrar from and against all and any actions, proceedings, claims, or demands, costs or expenses of the Registrar incurred in the proper performance of its obligations under this agreement, except to the extent caused by the Registrar's own negligence or wilful misconduct or as a result or arising out of or in relation to any breach by the Registrar of the terms of this agreement.

14 Payments

14.1 Account of the Issuer

The Issuer will maintain an account with the Registrar at its Sydney branch for the purposes of the receipt and payment of money and shall provide sufficient funds in the account to cover payments of principal, premium, if any, or interest in respect of the Notes (including upon redemption) as and when they are to be made by the Registrar on behalf of the Issuer in accordance with the Conditions applicable thereto. The Issuer authorises the Registrar to operate the account and to disburse such funds for the purpose of carrying out its obligations under this agreement. No interest will be allowed or paid by the Registrar in respect of such funds.

14.2 Payment by the Issuer to the Registrar

In order to provide for the payment of the principal, premium, if any, and interest in respect of the Notes as the same shall become due the Issuer shall (unless otherwise agreed) unconditionally pay or procure to be paid (which payment may be by SWIFT) in Australian dollars in same day funds in Sydney into the account specified in clause 14.1 ("Account of the Issuer"):

(a) not later than 11.00am (Sydney time) (or such other time agreed by the Issuer and the Registrar) on each Interest Payment Date an amount sufficient (together with any funds then held by the Registrar which are available for such purpose) to pay the interest becoming due on that Interest Payment Date in respect of all the Notes outstanding immediately on the relevant record date relating to that payment; and

(b) not later than 11.00am (Sydney time) (or such other time agreed by the Issuer and the Registrar) on the date for redemption of any Notes, an amount sufficient (together with any funds then held by the Registrar which are available for such purpose) to repay the principal and premium, if any, and accrued interest on, all the Notes so to be redeemed.

On the first Business Day following the Record Date in respect of any payment of principal and/or interest in respect of any of the Notes, the Registrar will notify the Issuer of the amount payable by it pursuant to this clause 14.2 ("Payment by the Issuer to the Registrar").

14.3 Payments in respect of Notes

The Registrar agrees to act as the principal paying agent for the Issuer in respect of the Notes and, subject to clauses 14.2 ("Payment by the Issuer to the Registrar") and 14.5 ("No obligation unless Registrar in funds"), shall effect payment on behalf of the Issuer on each due date for payment of the amounts due to be paid on the relevant Interest Payment Date or, as the case may be, Maturity Date, in accordance with the Conditions applicable to the relevant Notes.

14.4 Registrar as principal paying agent

Without prejudice to the obligations of the Issuer under clause 14.2 ("Payment by the Issuer to the Registrar") and subject to clause 14.5 ("No obligation unless Registrar in funds"), if payment of the appropriate amount mentioned in clause 14.2 ("Payment by the Issuer to the Registrar") shall be made by or on behalf of the Issuer later than the time, but otherwise in accordance with the provisions mentioned therein, the Registrar shall act as principal paying agent for the Issuer in respect of the Notes and make or cause to be made payments as mentioned in clause 14.3 ("Payments in respect of Notes").

14.5 No obligation unless Registrar in funds

The Registrar will be under no obligation to make any payment on behalf of the Issuer unless and until the Issuer has paid to the Registrar sufficient funds for the Registrar to make such payment.

15 Meeting of Holders

The Registrar agrees to assist the Issuer in convening meetings of Holders in accordance with the meeting provisions (if any) applicable to the Notes.

16 Property of the Issuer

The Register (and all information contained in it) and all other documentation (including information from current computer data) appertaining to the Notes shall (except as otherwise provided herein) be retained and preserved by the Registrar and shall remain the absolute property of the Issuer and the Registrar shall give up possession of such documents, files and records upon request in writing by the Issuer. The Registrar shall obtain the approval of the Issuer before destroying any documents, files or records appertaining to the Notes. Upon receipt of the approval of the Issuer in writing, the Registrar shall proceed with the destruction of such records as shall have been approved by the Issuer for destruction and shall as soon as reasonably possible thereafter notify the Issuer in writing of their destruction and provide the Issuer with a certificate regarding the same.

17 Additional facilities

Services and facilities additional to those described in this agreement as may be agreed between the Issuer and the Registrar in writing will be made available by the Registrar at reasonable fees to be mutually agreed.

18 Prohibitions

The Registrar and its employees and agents will subject to the other provisions of this agreement not execute any document or enter into any agreement or understanding (other than this agreement) relating to the Register without the prior consent of the Issuer which consent will not be unreasonably withheld.

19 Audit

The records of the Issuer maintained by the Registrar will be subject to the audit by the internal auditors of the Registrar.

20 Statutory requirements

The Registrar shall, in performing its obligations under this agreement comply with all statutory and common law requirements applicable in Australia.

21 Instructions

The Issuer shall provide clear, adequate and reasonable instructions in writing to the Registrar on all such matters which either the Registrar or the Issuer reasonably believes to require clarification.

22 Assignment

Neither party may assign the benefit of this agreement or any rights under this agreement without first obtaining the written consent in writing of the other party.

23 Authorised signatories

The Issuer and the Registrar shall each provide the other with a list of the names and specimen signatures of its officers whose written instructions can be accepted for the purposes of this agreement.

24 Remuneration

In consideration of the Registrar accepting its appointment pursuant to clause 2 ("Appointment"), the Issuer shall pay, or procure the payment of, such fees as are agreed from time to time (to be reviewed annually by agreement between the parties). Unless otherwise specified, the Issuer shall pay, or procure the payment of, an annual fee, payable to the Registrar in advance, commencing on the date of this agreement, and each anniversary thereof. Such fees may be paid to the Registrar by the underwriters of the Notes on behalf of the Issuer.

If this agreement terminates other than on an anniversary of the date of this agreement, the Issuer is entitled to a pro rata refund of any fee paid in advance.

25 Provision of stationery

The Registrar shall provide the registers, books, standard stationery, envelopes, transfer and other forms and any other material necessary to perform its obligations under this agreement other than certificates in

registered definitive form which shall be supplied by the Issuer in such quantities as the Registrar may reasonably require. The Issuer may at its own cost provide personalised forms and stationery other than cheques.

26 Notices

26.1 Notices

A notice, approval, consent or other communication in connection with this agreement:

(a) must be given by an authorised signatory of the relevant party, under clause 23 ("Authorised signatories"); and

(b) must be in writing; and

(c) must be left at the address of the addressee or sent by prepaid ordinary post (airmail if posted to or from a place outside Australia) to the address of the addressee or sent by facsimile to the facsimile number of the addressee which is specified in clause 26.2 ("Contact details") or if the addressee notifies another address or facsimile number then to that address or facsimile number.

26.2 Contact details

The initial address, telephone and facsimile numbers of the parties are:

Registrar:

Address:	65 Martin Place Sydney NSW 2000
Telephone:	+ 61 2 9551 9820
Fax:	+ 61 2 9551 8007
Attention:	The Registrar

Issuer:

Address:	2121 Pennsylvania Avenue, N.W., Washington D.C. 20433 United States of America
Telephone:	+1 202 458 9230
Fax:	+1 202 974 4376
Attention:	Vice President, Finance and Treasury

26.3 When effective

Unless a later time is specified in it, a communication takes effect from the time it is received, except that if it is received after 4.00pm in the place of receipt or on a non-working day in that place, it is to be taken to be received by 9.00 am on the next working day in that place.

26.4 Deemed receipt

A communication shall be deemed received (if by fax) when a written acknowledgment of receipt is received, (if by telephone) when made or (if by letter) on the third (seventh, if posted to or from a place outside Australia) day after posting, in each case in the manner required by this clause. Every communication shall be irrevocable save in respect of any manifest error therein.

27 Legal opinion

Prior to the issuance of the first Notes of an Agreed Series, the Issuer will procure for the Registrar a legal opinion from counsel to the Issuer in agreed form.

28 Variation

Any amendment to this agreement shall be in writing and signed by the parties to this agreement.

29 General

If any provision of this agreement is invalid or unenforceable in accordance with its terms, all other provisions which are self-sustaining and capable of separate enforcement without regard to the invalid or unenforceable provision are and continue to be valid and enforceable in accordance with their terms.

30 Governing Law

30.1 Governing law

This agreement is governed by the law in force in New South Wales.

30.2 Jurisdiction

Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. Each party waives any right it has to object to an action being brought in those courts, to claim that the action has been brought in an inconvenient forum, or to claim that those courts do not have jurisdiction. Pursuant to Article VI, Section 3 of the Issuer's Articles of Agreement, actions may be brought against the Issuer only in a court of competent jurisdiction in the territories of a member in which the Issuer has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed securities.

30.3 Serving documents

Without preventing any other mode of service, any document in an action (including, without limitation, any writ of summons or other originating process or any third or other party notice) may be served on any party by

being delivered to or left for that party at the address referred to in clause 30.4 ("Agent for service of process") (in the case of the Issuer) or at its address for service of notices under clause 26 ("Notices"). Nothing in this agreement shall operate as, or be construed to constitute, a waiver, renunciation or any other modification of any privilege or immunity of the Issuer under Article VII of the Issuer's Articles of Agreement or under any applicable law.

30.4 Service of process

Any document referred to in clause 30.3 ("Serving documents") may be served on the Issuer at its office at Level 19, 14 Martin Place, CML Building, Sydney NSW 2000, Australia. If for any reason that person ceases to be able to act as such, the Issuer must immediately appoint another person with an office located within the Commonwealth of Australia to receive any such document.

31 Counterparts

This agreement may consist of a number of counterparts and the counterparts taken together constitute one and the same instrument.

EXECUTED as an agreement

Schedule 1 Form of Pricing Supplement for Agreed Series

The Pricing Supplement to be issued in respect of each Tranche of Notes will be substantially in the form set out below.

Series No.: [●]

Tranche No.: [●]

International Finance Corporation

Debt Issuance Programme

Issue of

[Aggregate Principal Amount of Tranche]
[Title of Notes] ("Notes")

The date of this Pricing Supplement is [●].

This Pricing Supplement (as referred to in the Information Memorandum dated 7 August 2007 in relation to the above Programme) relates to the Tranche of Notes referred to above. It is supplementary to, and should be read in conjunction with the Note Deed Poll executed by the Issuer dated 7 August 2007.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be registered under the United States Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). The Notes have not been approved or disapproved by the Commission or any State Securities Commission, nor has the Commission or any State Securities Commission passed upon the accuracy or adequacy of this Information Memorandum. Any representation to the contrary is a criminal offence in the United States. For a description of certain restrictions on offers and sales of Notes and on distribution of this Pricing Supplement and the Information Memorandum, see the section headed "Subscription and Sale" in the Information Memorandum.

[The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia and nor is the Issuer a registered bank in New Zealand pursuant to the Reserve Bank of New Zealand Act 1989. The Notes are not the obligations of The International Bank for Reconstruction and Development or of any government and, in particular, are not guaranteed by the Commonwealth of Australia or any other person or governmental agency or instrumentality of any jurisdiction.] *[Amend as appropriate depending on whether the Notes are Australian Domestic Notes or New Zealand Domestic Notes]*

The Notes do not represent deposits or other liabilities of the Arranger or any Dealer, nor does the Arranger or any Dealer in any way stand behind the capital value and/or the performance of the Notes. The holding of Notes is subject to investment risk, including possible delays in repayment and loss of income and principal invested.

The particulars to be specified in relation to the Tranche of Notes referred to above are as follows:

1	**Issuer**	:	International Finance Corporation
2	**Type of Notes**	:	Australian Domestic Notes: [Fixed Rate] Other Notes (including New Zealand Domestic Notes): [Fixed Rate / Floating Rate / Zero Coupon / Index Linked / Instalment / other]
3	**If to form a single Series with an existing Series, specify the existing Series and the date on which all Notes of the Series become fungible, if not the Issue Date**	:	[Specify]
4	**Method of distribution**	:	[Private / Syndicated Issue]
5	**Lead Manager[s]**	:	[Name(s)]
6	**Purchasing Dealer[s]**	:	[Name(s)]
7	**Principal amount of Tranche**	:	[Specify]
8	**Issue Date**	:	[Specify]
9	**Purchase Price**	:	[Specify]
10	**Currency and denomination**	:	[Specify currency and amount]
11	**Maturity Date**	:	[Specify] [In the case of amortising Notes, insert the date on which the last instalment of principal is payable].
12	**Status of the Notes**	:	Unsubordinated
13	**If the Notes are Fixed Rate Notes**	:	Condition 6 applies: [Yes / No]
	Fixed Coupon Amount	:	[Specify]
	Interest Rate	:	[Specify]
	Interest Commencement Date, if not Issue Date	:	[Specify]
	Interest Payment Dates	:	[Specify]
	Business Day Convention	:	[Following Business Day Convention / Preceding Business Day Convention / No Adjustment / other]

	Day Count Fraction	:	[Specify]
14	**If the Notes are Floating Rate Notes**	:	Condition 7 applies: [Yes / No]
	Interest Commencement Date, if not Issue Date	:	[Specify / Not applicable]
	Interest Rate	:	[Specify method of calculation]
	Interest Payment Dates	:	[Specify dates or the Specified Period]
	Business Day Convention	:	[Floating Rate Convention (specify interest period) / Following Business Day Convention / Modified Following Business Day Convention / Preceding Business Day Convention / No Adjustment / other]
	Margin	:	[Specify] (state if positive or negative)
	Day Count Fraction	:	[Specify]
	Fallback Interest Rate	:	[Specify / Not applicable]
	Interest Rate Determination	:	[ISDA Determination / Screen Rate Determination / Bank Bill Rate Determination]
	[If ISDA Determination applies, specify]		
	Floating Rate Option	:	[Specify]
	Designated Maturity	:	[Specify]
	Reset Date	:	[Specify]
	[If Screen Rate Determination applies, specify]		
	Relevant Screen Page	:	[Specify]
	Relevant Time	:	[Specify]
	Reference Rate	:	[Specify]
	Reference Banks	:	[Specify]
	Interest Determination Date	:	[Specify]
	[If Bank Bill Rate Determination applies, specify]		
	Bank Bill Rate	:	[Yes / No] [Set out any variation to the Conditions]
15	**Relevant Financial Centre**	:	[Applicable (specify) / Not applicable]

16	**Linear Interpolation**	:	[Applicable / Not applicable] [If applicable, provide details]
17	**If Notes are Structured Notes**	:	Condition 8 applies: [Yes / No] [Specify full interest determination provisions, including Interest Commencement Date, rate or calculation basis for interest or actual amounts of interest payable, amount and dates for payment, minimum / maximum rates / late payment default]
18	**Amortisation Yield**	:	[Specify] [In the case of Zero Coupon Notes, specify the Reference Price]
19	**If Notes are Instalment Notes**	:	[Specify details of Instalments including Instalment Amount and Instalment Dates]
20	**If Notes are Partly Paid Notes**	:	[Specify details]
21	**Business Day Convention**	:	[Specify]
22	**Redemption Amount**	:	[Specify any variations to the Redemption Amount as defined in the Conditions]
23	**Early Redemption Amount (Default)** **If Early Redemption Amount (Default) is not the Redemption Amount plus interest accrued on each Note to (but excluding) the redemption date insert amount or full calculation provisions**	:	[Specify]
24	**[Additional or alternate newspapers]**	:	[Specify any additional or alternate newspapers for the purposes of Condition 20.4]
25	**Other relevant terms and conditions**	:	[Specify any Conditions to be altered, varied, deleted otherwise than as provided above and also any additional Conditions to be included]
26	**Registrar**	:	[Name and address] [If required, specify details of Agency Agreement] [If required, specify any other Agents]
27	**[Calculation Agent]**	:	[Name and address] [If required, specify details of Agency Agreement]
28	**Clearing System(s)**	:	Austraclear / Specify others

29	**ISIN**	:	[Specify]
30	**[Common Code]**	:	[Specify]
31	**[Selling restrictions]**	:	[Specify any variation to the selling restrictions (clause 11.3 of the Dealer Agreement)]
32	**Listing**	:	[Unlisted / Specify]
33	**[Other amendments]**	:	[Specify]

CONFIRMED

For and on behalf of
International Finance Corporation

By: ....

Name: ....

Title: ....

Date: ....

Schedule 2 Form of initial subscription advice

Reserve Bank of Australia
65 Martin Place
SYDNEY NSW 2000
AUSTRALIA

Dear Sirs

Registry Services Agreement between International Finance Corporation ("Issuer") and the Reserve Bank of Australia dated 7 August 2007 ("Agreement")

Pursuant to clause 6.1 ("Initial subscription advice") of the Agreement, we notify you that Notes are to be issued having the characteristics set out in the attached Pricing Supplement.

In addition, we notify you of the following details in respect of the Notes to be issued:

Name of Noteholder	**Address of Noteholder (or registered office)**	**Any payment instructions applicable to the Noteholder (including bank account details)**
....	....	....
....	....	....

and [such other information that the Registrar and the Issuer may agree be provided from time to time.]

INTERNATIONAL FINANCE CORPORATION

by: ....
Signature of Authorised officer

....
Name of Authorised officer

Signing page

DATED: 7 August 2007

SIGNED by)
as authorised signatory for)
INTERNATIONAL FINANCE)
CORPORATION)

[signature]
Signature of Authorised officer

JOHN BORTHWICK
Name of Authorised officer

EXECUTED by **RESERVE BANK OF AUSTRALIA** by being signed by its Attorney under Power
David Herbert Emanuel
in the presence of:

(SIGNED)X.....................................
Signature of witness

P. Helen Brown
....
Name of witness (block letters)

(SIGNED)X.....................................
pursuant to Power of Attorney dated
13 APRIL 1960
registered number 63591
Miscellaneous Register of Deeds and I declare that I am the Secretary for the time being of the Reserve Bank of Australia and that I have no notice of revocation of the said Power of Attorney

Confirmation Deed Poll

Dated 10 October 2008

in relation to the Australian Debt Issuance Programme of International Finance Corporation ("Issuer")

The Notes are not required to be registered under the U.S. Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). The Notes have not been approved or disapproved by the Commission or any State Securities Commission, nor has the Commission or any State Securities Commission passed upon the accuracy or adequacy of any Information Memorandum issued in connection with the Programme ("Information Memorandum"). Any representation to the contrary is a criminal offence in the United States. For a description of certain restrictions on offers and sale of Notes and on distribution of the Information Memorandum, see the section of the Information Memorandum entitled "Subscription and Sale".

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia and nor is the Issuer a registered bank in New Zealand pursuant to the Reserve Bank of New Zealand Act 1989. The Notes are not the obligations of The International Bank for Reconstruction and Development or of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

Mallesons Stephen Jaques
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.mallesons.com

Confirmation Deed Poll

Details

Interpretation – Definitions are at the end of this deed before the schedules.

Parties	**Issuer**	
Issuer	Name	**International Finance Corporation**
	Address	2121 Pennsylvania Avenue, N.W. Washington, DC 20433 United States of America
	Telephone	+ 1 202 458 9230
	Fax	+ 1 202 974 4376
	Attention	Vice President, Finance and Treasury
Beneficiaries	Each person who is from time to time a Holder.	
Recital	This deed poll is given by the Issuer in respect of all Notes issued, or to be issued, under its Debt Issuance Programme (as such Programme may be updated from time to time) and which Notes are obligations of the Issuer constituted by, and owing under, the Note Deed Poll dated 17 August 2007 ("**Note Deed Poll**").	
Governing law	New South Wales	
Date of deed poll	10 October 2008	

Confirmation Deed Poll

General terms

1 Confirmation

1.1 Creation and existence of Notes

The Issuer has issued, and may issue, Notes, which are obligations of it constituted by, and owing under, the Note Deed Poll.

1.2 Confirmation with respect to payments

For the benefit of each Holder, the Issuer confirms with each Holder that, until such time as the Issuer confirms otherwise in writing:

(a) for the purposes of Condition 12.3(a) ("Payments to accounts") of the Notes, all payments made in respect of Notes denominated in Australian dollars and held in the Austraclear System will be made to an account in Australia; or

(b) if Condition 12.4 ("Payments by cheque") of the Notes is applicable, all payments made in respect of Notes denominated in Australian dollars will be by cheque drawn on a bank in Australia,

unless prohibited by law from being so made, in which case, payment will be made in an international financial centre for the account of the relevant payee, and on the basis that the relevant amounts are paid in immediately available funds, freely transferable at the order of the payee.

1.3 Incorporation of terms

Clause 1 ("Interpretation"), Clause 3 ("Rights and obligations of Holders") and Clause 4 ("Governing law") of the Note Deed Poll apply to this deed poll in the same manner as they apply to the Note Deed Poll and are incorporated into this deed as if they were set out in full in this deed.

EXECUTED as a deed poll

SIGNED by
JOHN BORTHWICK
as authorised representative for and **SEALED AND DELIVERED** on behalf of **INTERNATIONAL FINANCE CORPORATION** in the presence of:

....
Signature of witness

S. BASTIANO BOTTIO
....
Name of witness: Sebastiano Bottio

....
John Borthwick

Series No.: 5

Tranche No.: 1

International Finance Corporation

Debt Issuance Programme

Issue of

AUD500,000,000 Medium Term Notes due 28 July 2020
("Notes")

The date of this Pricing Supplement is 26 July 2010. This Pricing Supplement (as referred to in the Information Memorandum dated 7 August 2007 in relation to the above Programme ("**Information Memorandum**")) relates to the Tranche of Notes referred to above. It is supplementary to, and should be read in conjunction with, the Information Memorandum, the Note Deed Poll executed by the Issuer dated 7 August 2007 and the Confirmation Deed Poll executed by the Issuer dated 10 October 2008.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be registered under the United States Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). The Notes have not been approved or disapproved by the Commission or any State Securities Commission, nor has the Commission or any State Securities Commission passed upon the accuracy or adequacy of the Information Memorandum or this Pricing Supplement. Any representation to the contrary is a criminal offence in the United States. For a description of certain restrictions on offers and sales of Notes and on distribution of this Pricing Supplement and the Information Memorandum, see the section headed "Subscription and Sale" in the Information Memorandum.

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia. THE NOTES ARE NOT THE OBLIGATIONS OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT and, in particular, are not guaranteed by the Commonwealth of Australia or any other person or governmental agency or instrumentality of any jurisdiction.

The Notes do not represent deposits or other liabilities of the Arranger or any Dealer, nor does the Arranger or any Dealer in any way stand behind the capital value and/or the performance of the Notes. The holding of Notes is subject to investment risk, including possible delays in repayment and loss of income and principal invested.

The particulars to be specified in relation to the Tranche of Notes referred to above are as follows:

1	**Issuer**	:	International Finance Corporation
2	**Type of Notes**	:	Australian Domestic Notes: 5.75% Fixed Rate
3	**If to form a single Series with an existing Series, specify the existing Series and the date on which all Notes of the Series become fungible, if not the Issue Date**	:	Not applicable

4	**Method of distribution**	:	Syndicated Issue
5	**Lead Managers**	:	Australia and New Zealand Banking Group Limited (ABN 11 005 357 522) ("**ANZ**"), Commonwealth Bank of Australia (ABN 48 123 123 124) ("**CBA**") and UBS AG, Australia Branch (ABN 47 088 129 613) ("**UBS**")
6	**Purchasing Dealers**	:	ANZ, CBA and UBS
7	**Principal amount of Tranche**	:	AUD500,000,000
8	**Issue Date**	:	28 July 2010
9	**Issue Price**	:	99.251%
10	**Currency and denomination**	:	Denominations of AUD1,000. The minimum consideration payable when issued in Australia will be AUD500,000
11	**Maturity Date**	:	28 July 2020
12	**Status of the Notes**	:	Senior, unsubordinated
13	**If the Notes are Fixed Rate Notes**	:	Condition 6 applies: Yes
	Fixed Coupon Amount	:	AUD28.75 per AUD1,000 in principal amount per Interest Payment Date
	Interest Rate	:	5.75% per annum
	Interest Commencement Date	:	Issue Date
	Interest Payment Dates	:	Semi-annually on 28 January and 28 July, commencing with a full first coupon payable on 28 January 2011 to and including the Maturity Date, subject to Business Day Convention
	Business Day Convention	:	Following Business Day Convention (Unadjusted)
	Day Count Fraction	:	RBA Bond Basis
14	**If the Notes are Floating Rate Notes**	:	Condition 7 applies: No
15	**Relevant Financial Centre**	:	Not applicable
16	**Linear Interpolation**	:	Not applicable
17	**If Notes are Structured Notes**	:	Condition 8 applies: No
18	**Amortisation Yield**	:	Not applicable
19	**If Notes are Instalment Notes**	:	Not applicable
20	**If Notes are Partly Paid Notes**	:	Not applicable
21	**Redemption Amount**	:	Outstanding principal amount

22	**Early Redemption Amount (Default)**	:	Redemption Amount plus interest accrued on each Note to (but excluding) the Redemption Date
23	**Additional or alternate newspapers**	:	Not applicable. Notices to be given in accordance with Condition 20.
24	**Other relevant terms and conditions**	:	**1. Business Days** See the definition for Business Days under Condition 1.1, provided that the words "Washington DC" in that definition are deleted and replaced with "New York". **2. *Amendment to Condition 5.7(a)*** The following is inserted into Condition 5.7(a) as a new sub-paragraph (iii): "(iii) the transferee is not a "retail client" as that term is defined in section 761G of the Corporations Act;".
25	**Registrar**	:	Reserve Bank of Australia
26	**Calculation Agent**	:	Not applicable
27	**Clearing System(s)**	:	Austraclear, Euroclear and Clearstream
28	**ISIN**	:	AU0000IFXHD4
29	**Common Code**	:	052886554
30	**Selling restrictions**	:	The Selling Restrictions are amended as set out in Schedule A to this Pricing Supplement
31	**Listing**	:	It is intended that the Notes will be listed on the Australian Securities Exchange operated by ASX Limited (ABN 98 008 624 691)
32	**Additional information**	:	United States taxation disclosure is set out in Schedule B to this Pricing Supplement

CONFIRMED
For and on behalf of
International Finance Corporation

By: [signature]

Name: John Borthwick

Title: Deputy Treasurer, Head of Funding Operations

Date: 26 July 2010

SCHEDULE A

The section of the Information Memorandum entitled "Subscription and Sale" is amended by deleting the selling restrictions set out in paragraphs 2, 5, 6, 7, 8 and 9 and replacing them with the following:

"2 Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of Australia ("**Corporations Act**")) in relation to the Programme or any Notes has been, or will be, lodged with the Australian Securities and Investment Commission ("**ASIC**"). Each Dealer has represented and agreed that it:

(a) has not made or invited, and will not make or invite, an offer of the Notes for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, this Information Memorandum or any other offering material or advertisement relating to any Notes in Australia,

unless:

(i) the aggregate consideration payable by each offeree is at least A$500,000 (or its equivalent in an alternate currency, in either case, disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act;

(ii) the offer does not constitute an offer to a "retail client" for the purpose of Chapter 7 of the Corporations Act;

(iii) such action complies with all applicable laws and regulations; and

(iv) such action does not require any document to be lodged with ASIC.

5 Hong Kong

Each Dealer has represented and agreed that:

(a) the Notes have not been authorised by the Hong Kong Securities and Futures Commission;

(b) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) (as amended) of Hong Kong ("**SFO**") and any rules made under the SFO, or (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) (as amended) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(c) unless it is a person permitted to do so under the applicable securities laws of Hong Kong, it has not issued, or had in its possession for the purpose of issue, and will not issue, or have in its possession for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation, base prospectus or other offering material or other document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to

"professional investors" within the meaning of the SFO and any rules made under the SFO.

6 Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (the "**Financial Instruments and Exchange Act**") and, accordingly, each Dealer appointed under the Programme has represented and agreed that it has not offered or sold, and will not offer or sell any Notes directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws and regulations of Japan. For the purposes of this paragraph, "Japanese Person" means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

7 New Zealand

Each Dealer has represented and agreed that:

(a) it has not offered or sold, and will not offer or sell, directly or indirectly, any Notes; and

(b) it has not distributed and will not distribute, directly or indirectly, any offering materials or advertisement in relation to any offer of Notes,

in each case in New Zealand unless:

(i) the aggregate consideration payable is not less than NZ$500,000 (disregarding any amount lent by the offeror or any associated person of the offeror); or

(ii) the New Zealand Notes are transferred to persons whose principal business is the investment of money or who in the course of and for the purposes of their business, habitually invest money within the meaning of the Securities Act 1978 of New Zealand or to eligible persons within the meaning of the Securities Act 1978 of New Zealand or in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

8 Singapore

The Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore.

Each Dealer has represented and agreed that it will not offer or sell the Notes, nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute the Information Memorandum or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any Notes, whether directly or indirectly, to persons in Singapore other than: (a) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, as amended ("**Securities and Futures Act**"); (b) to a relevant person pursuant to Section 275(1) of the Securities and Futures Act, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Each Dealer has represented and agreed to notify (whether through the distribution of the Information Memorandum or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any Notes or otherwise) each of the following relevant persons specified in Section 275 of the Securities and Futures Act which has subscribed or purchased Notes from and through that Dealer, namely a person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the *Securities and Futures Act*)) *the sole business of which is to hold investments and the* entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

that securities (as defined in Section 239(1) of the Securities and Futures Act) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the Securities and Futures Act except:

(i) to an institutional investor or to a relevant person defined in Section 275(2) of the Securities and Futures Act, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4) of the Securities and Futures Act;

(ii) where no consideration is or will be given for the transfer;

(iii) where the transfer is by operation of law; or

(iv) as specified in Section 276(7) of the Securities and Futures Act."

SCHEDULE B

The following is a summary of the provisions of the Articles of Agreement ("**Articles**") constituting the International Finance Corporation ("**Issuer**") concerning taxation of the Notes and of certain anticipated United States federal Income, withholding and estate tax consequences resulting from the ownership of the Notes. This summary does not cover all of the possible tax consequences relating to the ownership of the Notes and the receipt of interest thereon, and it is not intended as tax advice to any person. It addresses only holders who are initial purchasers of the Notes at the initial offering price and hold the Notes as capital assets, and does not address special classes of holders, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, tax-exempt entities, life insurance companies, persons holding Notes as a hedge or hedged against interest rate or currency risks or as part of a straddle or conversion transaction, or holders whose functional currency is not the U.S. dollar. Investors who purchase Notes at a price other than the offering price should consult their tax advisor as to the possible applicability to them of the amortizable bond premium or market discount rules. This summary is based upon the United States federal income, withholding and estate tax laws as currently in effect and as currently interpreted and does not include any description of the tax laws of any state, local or foreign government that may apply.

Prospective purchasers of Notes should consult their own tax advisors concerning the application of the United States federal income, withholding and estate tax laws, as well as the possible application of the tax laws of any other jurisdiction, to their particular situation.

Taxation of the Notes in General

The Notes and the interest thereon generally will be subject to taxation, including United States federal income taxation. Under the Articles, however, the Notes and the interest thereon are not subject to any tax by a member country of the Issuer (i) which tax discriminates against the Notes solely because they were issued by the Issuer, or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Issuer. The imposition of United States federal income tax in the manner described herein is not inconsistent with the Articles.

United States Federal Income Taxation

Treatment of Qualified Stated Interest

Under the Internal Revenue Code of 1986, as amended (the "**Code**"), a holder of a Note who or which is (i) a United States citizen or resident alien individual, (ii) a United States domestic corporation, (iii) an estate subject to United States federal income taxation on a net income basis in respect of a Note or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust (a "**U.S. Holder**") will be taxable on the qualified stated interest accrued or received on such Note in accordance with such U.S. Holder's method of accounting for United States federal income tax purposes. Qualified stated interest is interest that is payable at a single fixed rate at least annually.

Because the Notes are denominated in Australian dollar, interest payments on the Notes are subject to special rules governing debt instruments on which interest payments are denominated in or determined by reference to a currency other than the U.S. dollar (a "**foreign currency**"). Under such special rules, the amount of income recognized by a cash basis U.S. Holder will be the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. Accrual basis U.S. Holders may determine the amount of income recognized with respect to such interest payments in accordance with either of two methods, in either case regardless of whether the payments are in fact converted into U.S. dollars. Under the first method, the amount of income recognized will be based on the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, the partial period within the taxable year).

Under the second method, an accrual basis U.S. Holder may elect to translate interest income into U.S. dollars at the exchange rate in effect on the last day of the accrual period (or, in the case of an accrual period that spans two taxable years, at the exchange rate in effect on the last day of the partial period within the taxable year). Additionally, if a payment of interest is actually received within five business days of the last day of the accrual period or taxable year, an electing accrual basis U.S. Holder may instead translate such accrued interest into U.S. dollars at the exchange rate in effect on the day of actual receipt. Any election to use the second method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by such U.S. Holder, and will be irrevocable without the consent of the Internal Revenue Service.

Upon receipt of an interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note) denominated in a foreign currency, an accrual basis U.S. Holder will recognize ordinary income or loss measured by the difference between (x) the average exchange rate used to accrue interest income, or the exchange rate as determined under the second method described above if the U.S. Holder elects that method, and (y) the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

The Internal Revenue Service has issued to the Issuer a ruling dated February 14, 1992 (the "**Ruling**") regarding certain United States federal tax consequences of the receipt of interest on securities issued by the Issuer. The Ruling provides that interest paid by the Issuer on such securities, including payments attributable to accrued original issue discount, constitutes income from sources without the United States.

Because, under the Ruling, interest and original issue discount on the Notes is treated as income from sources without the United States, interest paid by the Issuer would ordinarily not be subject to United States federal income tax, including withholding tax, if paid to a nonresident alien individual (or foreign estate or trust not subject to United States federal income tax on a net income basis) or to a foreign corporation (a "**non-U.S. Holder**"), whether or not such person is engaged in trade or business in the United States. However, absent any special statutory or treaty exception, such income would be subject to United States federal income tax in the following cases: (a) such interest is derived by such person in the active conduct of a banking, financing or similar business within the United States and such interest is attributable to an office or other fixed place of business of such person within the United States or (b) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business to which such interest is attributable.

Purchase, Sale and Retirement of the Notes

A U.S. Holder's initial tax basis in a Note will generally be its U.S. dollar cost. The U.S. dollar cost of Notes purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market (within the meaning of Treasury Regulations Section 1.988-2(a)(2)(iv)) purchased by a cash basis U.S. Holder (or an electing accrual basis U.S. Holder), on the settlement date for the purchase. A U.S. Holder's initial tax basis in a Note may be adjusted in certain circumstances, such as, in the case of an accrual basis U.S. Holder, the accrual of interest income.

A U.S. Holder generally will recognize gain or loss on the sale or retirement of a Note equal to the difference between the amount realized on the sale or retirement and the adjusted tax basis of the Note. The amount realized on a sale or retirement for an amount in a foreign currency will be the U.S. dollar value of such amount on the date of sale or retirement or, in the case of Notes traded on an established securities market (within the meaning of Treasury Regulations Section 1.988-2(a)(2)(iv)) sold by a cash basis-U.S. Holder (or an electing accrual basis U.S. Holder), on the settlement date for the sale. Except to the extent described in the next succeeding paragraph or attributable to accrued but unpaid interest, gain or loss recognized on the sale or retirement of a Note will be capital gain or loss. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates. where the holder has a holding period greater than one year.

Gain or loss recognized by a U.S. Holder on the sale or retirement of a Note that is attributable to changes in exchange rates will be treated as ordinary income or loss. However, exchange gain or loss is taken into account only to the extent of total gain or loss realized on the transaction.

A non-U.S. Holder generally will not be taxable on gain or loss on the sale or exchange of a Note unless ownership of the Note is effectively connected with the conduct of a trade or business in the United States or, in the case of a non-resident alien individual, such individual is present in the United States for 183 or more days in the taxable year of the sale or exchange and certain other conditions are met.

Exchange of Amounts in Foreign Currency

Foreign currency received as interest on a Note or on the sale or retirement of a Note will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time of such sale or retirement. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of such foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase Notes or upon exchange for U.S. dollars) will be ordinary income or loss.

United States Federal Withholding Tax

Under the Articles of Agreement, the Issuer is not under any obligation to withhold or pay any tax imposed by any member on the interest on the Notes. The Ruling confirms that neither the Issuer nor an agent appointed by it as principal for the purpose of paying interest on securities issued by the Issuer is required to withhold tax on interest paid by the Issuer. Payments of interest and accrued original issue discount on the Notes will therefore be made to the Fiscal Agent without deduction in respect of any such tax.

United States Federal Estate Tax

In the case of United States federal estate tax, the Ruling determined that, unless an applicable death tax convention with a foreign country provides otherwise, securities of the Issuer are deemed to be situated without the United States for purposes of the United States federal estate tax and are not includible in the value of the gross estate for purposes of such tax in the case of the estate of a nonresident of the United States who is not a citizen of the United States.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. person's "net investment income" for the relevant taxable year and (2) the excess of the U.S. person's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

United States Information Reporting and Backup Withholding

The Issuer is not subject to the reporting requirements that generally are imposed by United States law with respect to certain payments of interest or principal on debt obligations, nor is it subject to backup withholding obligations imposed in certain circumstances by United States law with respect to such payments. The Ruling confirms that the backup withholding requirements do not apply to any paying agent of the Issuer with respect to the Notes.

Brokers, trustees, custodians and other intermediaries within the United States are subject to reporting and backup withholding requirements with respect to certain payments on the Notes received by them for the account of certain non-corporate United States persons. Foreign persons receiving payments on the Notes within the United States may be required by such intermediaries to establish their status

in order to avoid information reporting and backup withholding by such intermediaries in respect of such payments.

Pursuant to recently enacted legislation, brokers, trustees, custodians and other intermediaries within the United States may be subject to reporting and backup withholding requirements with respect to certain payments on the Notes made to corporate U.S. Holders after December 31, 2011.

Information with Respect to Foreign Financial Assets

Under recently enacted legislation, individuals that own "specified foreign financial assets" with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

 ANNEX H

Subscription Agreement

Dated 26 July 2010

International Finance Corporation

and

Australia and New Zealand Banking Group Limited (ABN 11 005 357 522)
Commonwealth Bank of Australia (ABN 48 123 123 124)
UBS AG, Australia Branch (ABN 47 088 129 613)

Mallesons Stephen Jaques
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.mallesons.com

Subscription Agreement
Contents

1	**Interpretation**	**1**
1.1	Interpretation and definitions	1
1.2	Inconsistency with Dealer Agreement	1
2	**Appointment of Joint Lead Managers and Dealers**	**1**
2.1	Appointment of Dealers	1
2.2	Appointment of Joint Lead Managers	1
3	**Acknowledgments by Dealer**	**2**
4	**Subscription**	**2**
4.1	Subscription	2
4.2	Pricing Supplement	3
4.3	Authority to distribute	3
4.4	Obligations - individual and independent	3
4.5	Payment	3
5	**Dealer Agreement**	**4**
6	**Secondary market**	**4**
7	**Conditions precedent**	**4**
7.1	Acknowledgment	4
7.2	Waiver	4
7.3	Termination	5
8	**Fees**	**5**
9	**Selling restrictions**	**5**
10	**Notices**	**5**
11	**Counterparts**	**5**
12	**Governing law**	**5**

Subscription Agreement

Details

Parties	Issuer and the **Joint Lead Managers and Dealers**		
Issuer	Name	**International Finance Corporation**	
	Address	2121 Pennsylvania Avenue, N.W. Washington, DC 20433 United States of America	
	Telephone	+ 1 202 458 9230	
	Fax	+ 1 202 522 6807	
	Attention	Vice President, Finance and Treasury	
Joint Lead Managers and Dealers	Name	**Australia and New Zealand Banking Group Limited**	
	ABN	11 005 357 522	
	Address	Level 2 20 Martin Place Sydney NSW 2000 Australia	
	Telephone	+61 2 9227 1296	
	Fax	+61 2 9227 1113	
	Attention	Director, Debt Syndicate, Global Markets	
	Name	**Commonwealth Bank of Australia**	
	ABN	48 123 123 124	
	Address	Level 23, Darling Point Tower 1 201 Sussex Street Sydney, NSW, 2000 Australia	
	Telephone	+61 2 9118 1217	
	Fax	+61 2 9118 1002	
	Attention	Head of Debt Capital Markets	
	Name	**UBS AG, Australia Branch**	
	ABN	47 088 129 613	

	Address	Level 16, The Chifley Tower 2 Chifley Square Sydney NSW 2000 Australia
	Telephone	+61 2 9324 2920
	Fax	+61 2 9324 3832
	Attention	Head of Debt Capital Markets
	Copy to	General Counsel
	Fax	+61 2 9324 2558
Dealer Agreement	Dealer Agreement dated 7 August 2007 between the Issuer and Commonwealth Bank of Australia as the Arranger	
Governing law	New South Wales	
Notes to be subscribed for	A$500,000,000 5.75% Medium Term Notes due 28 July 2020 ("Notes")	
Date of Subscription Agreement	26 July 2010	

Subscription Agreement

General terms

1 Interpretation

1.1 Interpretation and definitions

The "Interpretation" clause of the Dealer Agreement applies to this agreement as if it was fully set out in this agreement except these meanings apply unless the contrary intention appears:

Arranger has the meaning given in the Dealer Agreement;

Dealer means each person so described in the Details;

Dealer Agreement means the agreement so described in the Details;

Details means the section of this agreement headed "Details";

Notes means the notes to be subscribed for under this agreement as set out in the Details; and

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 4.1 ("Subscription").

1.2 Inconsistency with Dealer Agreement

This agreement prevails to the extent it is inconsistent with the Dealer Agreement.

2 Appointment of Joint Lead Managers and Dealers

2.1 Appointment of Dealers

In accordance with clause 17 ("Dealer appointment and termination") of the Dealer Agreement, the Issuer appoints each of Australia and New Zealand Banking Group Limited (**"ANZ"**), the Commonwealth Bank of Australia (**"CBA"**) and UBS AG, Australia Branch (**"UBS"**) to act as a Dealer in respect of the Notes on the terms set out in the Dealer Agreement and each accepts that appointment.

2.2 Appointment of Joint Lead Managers

In accordance with clause 2.4 ("Lead Manager") of the Dealer Agreement, the Issuer appoints each of ANZ, CBA and UBS to act as Joint Lead Managers in relation to the issue and sale of the Notes and each accepts that appointment.

3 Acknowledgments by Dealer

Each Dealer acknowledges that it has received:

(a) a copy of the Dealer Agreement;

(b) copies of the Information Memorandum for the Notes; and

(c) confirmation from the Arranger to the Programme that the documents referred to in clause 3.1 ("Conditions to first issue") of the Dealer Agreement have been received in form and substance satisfactory to them.

4 Subscription

4.1 Subscription

On 28 July 2010, or on any other date no later than 4 August 2010 as is agreed between the Issuer and each of the Dealers (**"Issue Date"**):

(a) the Issuer agrees to issue and sell the Notes in accordance with this agreement and the Dealer Agreement; and

(b) each Dealer severally agrees to subscribe for the Notes specified below by paying the Purchase Price for those Notes (as set out in Column 3 below) in accordance with this agreement and the Dealer Agreement.

Column 1	**Column 2**	**Column 3**
Name of Dealer	Principal Amount of Notes to be subscribed	Purchase Price
ANZ	A$167,000,000	A$165,376,760 (being the purchase amount payable for the Notes of A$165,749,170 less the Dealer Fee referred to in clause 8 ("Fees") of A$372,410)
CBA	A$167,000,000	A$165,376,760 (being the purchase amount payable for the Notes of A$165,749,170 less the Dealer Fee referred to in clause 8 ("Fees") of A$372,410)
UBS	A$166,000,000	A$164,386,480 (being the purchase amount payable for the Notes of A$164,756,660

		less the Dealer Fee referred to in clause 8 ("Fees") of A$370,180)
Total	**A$500,000,000**	**A$495,140,000**

4.2 Pricing Supplement

The Issuer confirms that it has signed a pricing supplement ("**Pricing Supplement**") dated 26 July 2010 in connection with the issue of the Notes.

4.3 Authority to distribute

The Issuer authorises the Dealers to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Dealer Agreement:

(a) the Information Memorandum for the Notes;

(b) the Pricing Supplement; and

(c) any other documents prepared in connection with the Programme and the issue of the Notes.

4.4 Obligations - individual and independent

Except as expressly provided in this agreement, the obligations of each Dealer under this agreement are individual and independent and:

(a) the failure of one of them to comply with its obligations under this agreement does not relieve the others of any of their respective obligations;

(b) none of them is responsible for the failure of another to comply with its obligations under this agreement; and

(c) each of them may separately enforce its rights against the Issuer.

4.5 Payment

Despite clause 4.1 ("Subscription") and clause 4.4 ("Obligations - individual and independent"), each Dealer agrees that settlement takes place on the following basis:

(a) UBS agrees to pay the aggregate Purchase Price for the Notes to the account nominated by the Issuer in the manner agreed between them;

(b) the Issuer agrees to issue the Notes to UBS; and

(c) UBS agrees to deliver the Notes to ANZ and CBA in the amounts specified in Column 2 of the schedule in clause 4.1 ("Subscription") against payment by ANZ and CBA of an amount equal to their

respective settlement amount through the Austraclear System or in any other manner agreed between them.

Nothing in this clause 4.5 relieves the Issuer from the obligation to sell the Notes or the Dealers from their obligations to purchase the Notes in accordance with the other provisions of this agreement.

UBS is not responsible to any other party if the Issuer, ANZ or CBA do not comply with their respective obligations under this agreement and if a Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Issuer need not issue the Notes to be delivered to that Dealer under paragraph (c) above and UBS need not pay the Issuer the proportionate amount of the Purchase Price attributable to those Notes.

5 Dealer Agreement

For the purposes of the Dealer Agreement:

(a) the Notes are Australian Domestic Notes as defined in the Dealer Agreement;

(b) this agreement is a Subscription Agreement;

(c) each Dealer is a Dealer on the terms set out in the Dealer Agreement; and

(d) each Joint Lead Manager accepts its appointment as Joint Lead Manager on the terms set out in the Dealer Agreement.

6 Secondary market

Each Dealer acknowledges that the issue of Notes under this agreement is a Syndicated Issue of Notes, and that clause 4 ("Procedures for offer and acceptance of Notes") of the Dealer Agreement relating to a Syndicated Issue applies to Notes issued under this agreement.

7 Conditions precedent

7.1 Acknowledgment

The Issuer acknowledges that the Dealers' obligations to subscribe and pay for the Notes on the Issue Date are subject to the satisfaction of the conditions precedent set out in clause 3 ("Conditions precedent") of the Dealer Agreement.

7.2 Waiver

The Dealers agree that for the purposes of the condition precedent set out in clause 3.2(h) ("Conditions to each issue") of the Dealer Agreement, the Issuer has agreed to apply for the Notes to be listed on the ASX prior to the Issue Date but that such listing may not be obtained prior to the Issue Date of the Notes.

7.3 Termination

If any of the conditions in clause 3 ("Conditions precedent") of the Dealer Agreement or this clause 7 are not satisfied or waived by the Issue Date, each Dealer may terminate this agreement and the Dealers are released from their respective obligations under it.

This does not prejudice any accrued right or obligation of the Issuer in respect of Costs of the Dealers incurred before or in conjunction with the termination.

8 Fees

The Issuer agrees to pay to each Dealer on the Issue Date a dealer fee (**"Dealer Fee"**) of 0.223 per cent. of the Principal Amount of Notes to be subscribed for as specified in Column 2 of clause 4.1 ("Subscription"). These Dealer Fee amounts are incorporated in the net Purchase Price payable by each Dealer as specified in Column 3 of clause 4.1 ("Subscription"). The obligation of the Issuer under this clause is subject to this agreement not having been terminated under clause 7.3 ("Termination"). Notwithstanding this clause 8, the Dealers agree amongst themselves that the aggregate dealer fee (being an amount of A$1,115,000) will be allocated between the Dealers in equal portions (of A$ 371,666.67) as has been separately agreed between them.

9 Selling restrictions

The Issuer and each of the Dealers agree that the selling restrictions set out in the Information Memorandum are changed for the purposes of clause 7.4 ("Change to selling restrictions") of the Dealer Agreement in the manner set out in the Schedule to the Pricing Supplement

10 Notices

Clause 20 ("Notices") of the Dealer Agreement applies to this agreement.

11 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

12 Governing law

This agreement is governed by the law in force in New South Wales.

The parties submit to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. The Issuer waives any right it has to object to an action being brought in those courts including by claiming that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction. Pursuant to Article VI, Section 3 of the Issuer's

Articles of Agreement, actions may be brought against the Issuer only in a court of competent jurisdiction in the territories of a member in which the Issuer has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed securities.

EXECUTED as an agreement

Subscription Agreement

Signing page

DATED: **26 July 2010**

ISSUER

SIGNED by as authorised signatory for **INTERNATIONAL FINANCE CORPORATION** in the presence of	)	
.... Signature of witness	)	.... Signature of Authorised officer
JANE S. TANNENBAUM Name of witness (block letters)	)	JOHN BORTHWICK Name of Authorised officer

Subscription Agreement

JOINT LEAD MANAGERS AND DEALERS

SIGNED by paul white
as attorney for **AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED** under power of attorney in the presence of:

....
Signature of witness

ALLAN MADOC
....
Name of witness (block letters)

....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

Subscription Agreement

SIGNED by PAUL O'BRIEN as attorney for **COMMONWEALTH BANK OF AUSTRALIA** under power of attorney in the presence of:	)	
.... Signature of witness	)	.... By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney
PATRICK MOORE .... Name of witness (block letters)	)	

Dean O'Hara
Executive Director

SIGNED by and as authorised signatories for **UBS AG, AUSTRALIA BRANCH** in the presence of:	)	.... By executing this agreement the authorised signatory states that the authorised signatory has received no notice of revocation of the authorisation to sign on behalf of the company
.... Signature of witness	)	**Timothy Galt** **Director** .... By executing this agreement the authorised signatory states that the authorised signatory has received no notice of revocation of the authorisation to sign on behalf of the company
LINDEL HOUSE Name of witness (block letters)	)	